Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

INFORMATION CIRCULAR – PROXY STATEMENT

Annual General and Special Meeting of Shareholders – May 29, 2018

TABLE OF CONTENTS

SOLICITATION OF PROXIES	3

REVOCABILITY OF PROXY	4

PERSONS MAKING THE SOLICITATION	4

EXERCISE OF DISCRETION BY PROXY	4

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES	4

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5

ADVANCE NOTICE BYLAW	6

QUORUM FOR MEETING	6

APPROVAL REQUIREMENTS	6

MATTERS TO BE ACTED UPON AT THE MEETING	6

Financial Statements	6

Fixing the Number of Directors	6

Appointment of Directors	7

Approval of Amendments to Restricted and Performance Award Incentive Plan and Unallocated Incentive Awards under the Restricted and Performance Award Incentive Plan	15

Approval of Unallocated Options	17

Approval of Amendments to the Shareholder Rights Plan Agreement	18

Appointment of Auditors	23

DIRECTOR COMPENSATION	24

ADVISORIES	26

EXECUTIVE COMPENSATION	27

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	43

CORPORATE GOVERNANCE DISCLOSURE	43

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	48

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	48

OTHER MATTERS	48

ADDITIONAL INFORMATION	48

SCHEDULE "A" – MANDATE OF THE BOARD OF DIRECTORS

SCHEDULE "B" – OPTION-BASED AWARDS – STOCK OPTION PLAN

SCHEDULE "C" – SHARE-BASED AWARDS – RESTRICTED AND PERFORMANCE AWARD INCENTIVE PLAN

SCHEDULE "D" – AMENDED RESTRICTED AND PERFORMANCE AWARD INCENTIVE PLAN

SCHEDULE "E" – OPTION PLAN

SCHEDULE "F" – AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

ADVANTAGE OIL & GAS LTD.
NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

MAY 29, 2018

TO: THE SHAREHOLDERS OF ADVANTAGE OIL & GAS LTD.

Notice is hereby given that an Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Shares") of Advantage Oil & Gas Ltd. (the "Corporation") will be held in Meeting Rooms 1 and 2 at the Millennium Tower, 440 – 2nd Avenue S.W., Calgary, Alberta on May 29, 2018 at 1:30 p.m. (Calgary time), for the following purposes:

1.	to place before the Shareholders the consolidated financial statements of the Corporation for the year ended December 31, 2017 and the Auditor's Report thereon;

2.	to fix the number of directors of the Corporation at six (6) directors;

3.	to elect six (6) directors of the Corporation;

4.	to consider and, if deemed advisable, to pass, an ordinary resolution approving certain amendments to the restricted and performance award incentive plan of the Corporation and approving all unallocated incentive awards under the restricted and performance award incentive plan, as more particularly described in the accompanying management information circular of the Corporation dated April 20, 2018 (the "Information Circular");

5.	to consider and, if deemed advisable, to pass, an ordinary resolution approving all unallocated options under the Corporation's stock option plan, as more particularly described in the Information Circular;

6.	to consider and, if deemed advisable, to pass, an ordinary resolution approving the Corporation's amended and restated shareholder rights plan agreement, as more particularly described in the Information Circular;

7.	to appoint the auditors of the Corporation and to authorize the directors to fix their remuneration as such; and

8.	to transact such further and other business as may properly come before the Meeting or any adjournment(s) thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is April 20, 2018 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for such Shareholder and on such Shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of Management of the Corporation should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required for delivery by the Shareholder should be delivered by facsimile to Computershare Trust Company of Canada as registrar and transfer agent of the Corporation at 1-866-249-7775.

DATED at Calgary, Alberta this 20th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS
OF ADVANTAGE OIL & GAS LTD.

(signed) "Andy J. Mah"
Andy J. Mah
President, Chief Executive Officer and a Director

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ADVANTAGE OIL & GAS LTD.

Management Information Circular
for the Annual General and Special Meeting of Shareholders
to be held on May 29, 2018

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished by the officers and directors ("Management") of Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage") in connection with the solicitation of proxies by the Corporation for use at the Annual General and Special Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Shares" or the "Common Shares") to be held on the 29th day of May, 2018 in Meeting Rooms 1 and 2 at the Millennium Tower, 440 - 2nd Avenue S.W., Calgary, Alberta at 1:30 p.m. (Calgary time) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Annual General and Special Meeting.

The Corporation is authorized to issue an unlimited number of Common Shares, each of which entitles the holder thereof to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date (as defined below) is entitled to one vote.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof. To be effective, the enclosed proxy must be deposited with Computershare Trust Company of Canada: (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to (416) 263-9524 or 1-866-249-7775; or (iv) through the internet at www.investorvote.com, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. If you vote through the internet you will require your 15-digit control number found on the form of proxy.

The board of directors (the "Board") of the Corporation has fixed the record date for the Meeting at the close of business on April 20, 2018 (the "Record Date"). Shareholders of the Corporation whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, even if the Shareholder has since that time disposed of his or her Shares, provided that, to the extent a Shareholder transfers the ownership of any of such Shareholder's Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy furnished by the Corporation, who need not be a Shareholder, to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting. To exercise such right, the names of the persons designated by Management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided. If you vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions.

Unless otherwise stated, the information contained in this Information Circular is given as at April 20, 2018.

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REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Management of the Corporation. The costs incurred in the preparation and mailing of the form of proxy, Notice of Annual General and Special Meeting and this Information Circular will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Annual General and Special Meeting and form of proxy to the beneficial owners of such Shares. The Corporation will provide, without cost to such persons, upon request to the Corporation, additional copies of the foregoing documents required for this purpose.

EXERCISE OF DISCRETION BY PROXY

The Shares represented by the form of proxy enclosed with the Notice of Annual General and Special Meeting and this Information Circular will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly, but if no specification is made, the Shares will be voted in favour of the matters set forth in the proxy. If any amendments or variations are proposed at the Meeting or any adjournment(s) or postponement(s) thereof to matters set forth in the proxy and described in the accompanying Notice of Annual General and Special Meeting and this Information Circular, or if any other matters properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the proxy confers upon the Shareholder's nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. At the date of this Information Circular, Management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of the Shareholders of the Corporation do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appears on the records of the Corporation as a registered holder of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients. The Corporation does not know and cannot determine for whose benefit the Shares registered in the name of CDS & Co. are held.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Shares held by the Beneficial Shareholder or the Beneficial Shareholder can complete an on-line voting form to vote their Shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Shares voted. If a Beneficial Shareholder wishes to vote indirectly at the Meeting, the registered Shareholder must strike out the name of the persons named in the instrument of proxy provided to the registered Shareholder and insert the name of the Beneficial Holder in the space provided and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

The Corporation is not using "notice-and-access" to send its proxy-related materials to Shareholders, and paper copies of such materials will be sent to all Shareholders, including Beneficial Shareholders. The Corporation will be delivering proxy-related materials to non-objecting Beneficial Shareholders with the assistance of Broadridge and the non-objecting Beneficial Shareholder's intermediary and intends to pay for the costs of an intermediary to deliver proxy related materials to objecting Beneficial Shareholders.

These securityholder materials are being sent to both registered and non-registered owners of Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. As at April 20, 2018, an aggregate of 186,202,977 Common Shares were issued and outstanding. At the Meeting, upon a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Shareholder present in person or represented by proxy has one vote for each Share of which such Shareholder is the registered holder.

The Board has fixed the Record Date for the Meeting at the close of business on April 20, 2018.

When any Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Share, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the registrar and transfer agent shall be entitled to such vote.

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Other than as disclosed below, to the best of the knowledge of the directors and executive officers of the Corporation as at April 20, 2018, there is no person or corporation that beneficially owns or controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to the issued and outstanding Shares:

Name of Shareholder	Shares Owned, Controlled or Directed(1)	Percentage of the Outstanding Shares of the Corporation(2)

Burgundy Asset Management Ltd.	29,450,026	15.8%
T Rowe Price Group Inc.	18,776,833	10.1%

Notes:

(1)	Information in respect of number of Shares owned, controlled or directed was based on a report under National Instrument 62-103 filed on the Corporation's SEDAR profile at www.sedar.com on April 9, 2018 for Burgundy Asset Management Ltd. and January 10, 2018 for T Rowe Price Group Inc.
(2)	As at April 20, 2018, there were 186,202,977 Shares issued and outstanding.

ADVANCE NOTICE BYLAW

On May 9, 2013, the Board approved the adoption by the Corporation of a By-law regarding advance notice of nominations of directors of the Corporation (the "Advance Notice By-law"), which was filed on SEDAR, and on Advantage's website, on May 17, 2013 and ratified by Shareholders at the Corporation's annual general and special meeting of Shareholders held on June 20, 2013. The Advance Notice By-law contains advance notice provisions, which provide Shareholders, the Board and management of the Corporation with a clear framework for nominating directors to help ensure orderly business at Shareholder meetings by effectively preventing a Shareholder from putting forth director nominations from the floor of a Shareholder meeting without prior notice. Among other things, the Advance Notice By-law fixes a deadline by which Shareholders must submit notice of director nominations to the Corporation prior to any annual or special meeting of Shareholders. It also specifies the information that a nominating Shareholder must include in the notice to the Corporation regarding each director nominee and the nominating Shareholder for the notice to be in proper written form in order for any director nominee to be eligible for nomination and election at any annual or special meeting of Shareholders. These requirements are intended to provide all Shareholders with the opportunity to evaluate and review the proposed candidates and vote on an informed and timely manner regarding such nominees. The Advance Notice By-law does not affect nominations made pursuant to a "proposal" made in accordance with the Business Corporations Act (Alberta) ("ABCA") or a requisition of a meeting of Shareholders made pursuant to the ABCA. As of the date of this Information Circular, the Corporation has not received any nominations pursuant to the advance notice provisions contained in the Advance Notice By-law.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of persons present not being less than two (2) in number and holding or representing not less than twenty-five per cent (25%) of the Shares entitled to be voted at the Meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

At the Meeting, the audited consolidated financial statements of the Corporation for the year ended December 31, 2017 and the Independent Auditor's Report on such statements will be placed before Shareholders, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

Fixing the Number of Directors

At the Meeting, it is proposed that the number of directors of the Corporation to be elected at the Meeting be set at six (6), as may be adjusted between Shareholders' meetings by way of resolution of the Board. Accordingly, unless otherwise directed, it is the intention of Management to vote proxies in the accompanying form in favour of fixing the number of directors of the Corporation to be elected at the Meeting at six (6).

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Appointment of Directors

Majority Voting for Directors

The Board has adopted a policy stipulating that if the "WITHHOLD" votes in respect of the election of a director nominee at the Meeting represent more than the "FOR" votes, the nominee will submit his or her resignation to the Board immediately after the Meeting, for the Human Resources, Compensation and Corporate Governance Committee's (the "Compensation Committee") consideration.

The Compensation Committee will consider such resignation and will make a recommendation to the Board after reviewing the matter as to whether to accept it or not, having regard to all matters it deems relevant. The Board will consider the Compensation Committee's recommendation within 90 days of the Meeting and will accept the directors resignation absent exceptional circumstances, having regard to all matters it deems relevant, and a news release (the "News Release") will be provided to the Toronto Stock Exchange (the "TSX" or the "Exchange") and promptly issued announcing the Board's determination in respect thereof. If the Board determines not to accept the resignation, the News Release will fully state the reasons for that decision.

A director who tenders his/her resignation pursuant to this policy will not participate in any meetings of the Board or Compensation Committee at which such resignation is considered. The policy does not apply in circumstances involving contested director elections.

Board Renewal

Annually, the Compensation Committee conducts a performance evaluation of the effectiveness of the Board, Board committees and the effectiveness and contribution of individual directors. As part of such evaluation, the Compensation Committee evaluates the need for changes to Board and committee composition based on an analysis of the skills, expertise and industry experience necessary for the Corporation. The Compensation Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The Compensation Committee and the Board also recognize that a director's experience and knowledge of the Corporation's business is a valuable resource. Accordingly, the Board believes that the Corporation and its Shareholders are better served with the regular assessment of the effectiveness of the Board, Board committees and the effectiveness and contribution of individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits. Accordingly, the Board has not adopted a formal term limit policy for directors.

Election of Directors

At the Meeting, Shareholders will be asked to vote "FOR" or "WITHHOLD" on the proposed directors set forth below to hold office until the next annual meeting of Shareholders or until each directors' successor is duly elected or appointed in accordance with the ABCA. There are presently six (6) directors of the Corporation, all of which have been nominated for re-election at the Meeting.

It is the intention of the Management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, the Management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless a Shareholder has specified in their proxy that their Common Shares are to be withheld from voting on the election of directors.

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The names, provinces and countries of residence, age and independence of each of the persons nominated for election as directors of the Corporation, the period served as director and the principal occupation of each, the number of voting securities of the Corporation beneficially owned or controlled or directed, directly or indirectly by such persons as at December 31, 2017 and April 20, 2018 and the value of such voting securities on such dates, the offices held by each in the Corporation, and attendance at Board and committee meetings held in 2017 are as follows:

Jill T. Angevine Alberta, Canada Status: Independent Age: 50 Director since May 27, 2015

Vice President and Portfolio Manager at Matco Financial Inc. (an independent, privately held asset management firm) since October 2013. Independent businesswoman from September 2011 until October 2013 and prior thereto, Vice President and Director, Institutional Research at FirstEnergy Capital Corp. (a financial advisory and investment services provider in the energy market).

Other Public Company Board Memberships:

Chinook Energy Inc.

Tourmaline Oil Corp.

Share Ownership:

	December 31, 2017		April 20, 2018
Shares Owned, Controlled or Directed and Share Equivalents(5) (6)	43,249		47,370
Total Market Value of Shares	$233,545	(1)	$187,112	(2)

Current Committee Memberships: Compensation Committee (Chair) Audit Committee 2017 Board and Committee Meeting Attendance:

Meeting Attendance
Board	9 of 9 (100%)
Audit Committee	4 of 4 (100%)
Compensation Committee	3 of 3 (100%)

Voting Results of 2017 AGM:

% of Votes
Votes For	99.10%
Votes Withheld	0.90%

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Stephen E. Balog Alberta, Canada Status: Independent Age: 67 Director since August 16, 2007

President, West Butte Management Inc., a private consulting company that provides technical and business advisory services to oil and gas operators. Formerly Principal of Alconsult International Ltd., and prior thereto President, Chief Operating Officer and a Director of Tasman Exploration Ltd. from 2001 to June, 2007. Mr. Balog has extensive oil and gas industry experience in the management and operation of senior and junior production companies. He was a key contributor to the development and use of the Canadian Oil & Gas Evaluation Handbook as an industry standard for reserves evaluation, and has previously served on the Petroleum Advisory Committee, Alberta Securities Commission.

Mr. Balog is a registered Professional Engineer with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Chemical Engineering from the University of Calgary. He is a member of the Society of Petroleum Evaluation Engineers and the Society of Petroleum Engineers.

Other Public Company Board Memberships:

None

Share Ownership:

	December 31, 2017		April 20, 2018
Shares Owned, Controlled or Directed and Share Equivalents(5) (6)	95,070		99,190
Total Market Value of Shares	$513,378	(1)	$391,801	(2)

Current Committee Memberships: Audit Committee Compensation Committee Independent Reserve Evaluation Committee (Chair) 2017 Board and Committee Meeting Attendance:

Meeting Attendance
Board	9 of 9 (100%)
Audit Committee	4 of 4 (100%)
Compensation Committee	3 of 3 (100%)
Independent Reserve Evaluation Committee	2 of 2 (100%)

Voting Results of 2017 AGM:

% of Votes
Votes For	99.10%
Votes Withheld	0.90%

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Grant B. Fagerheim Alberta, Canada Status: Independent Age: 59 Director since May 26, 2014

Chairman, President and Chief Executive Officer of Whitecap Resources Inc., a public oil and gas company, since June 2008. Mr. Fagerheim has over 30 years of diverse experience in both the upstream and downstream areas of the oil and gas business. Prior to establishing Whitecap Resources Inc., Mr. Fagerheim was the President and Chief Executive Officer and a Director of Cadence Energy Inc. (formerly Kereco Energy Ltd.), a public oil and gas company, from January 2005 to September 2008.

Mr. Fagerheim received his Bachelor's degree in Education (Economics Minor) from the University of Calgary in 1983 and attended the Executive MBA program at Queen's University in 1995.

Other Public Company Board Memberships:

Whitecap Resources Inc.

Share Ownership:

	December 31, 2017		April 20, 2018
Shares Owned, Controlled or Directed and Share Equivalents(5) (6)	81,514		86,458
Total Market Value of Shares	$440,176	(1)	$391,509	(2)

Current Committee Memberships: Compensation Committee Independent Reserve Evaluation Committee 2017 Board and Committee Meeting Attendance:

Meeting Attendance
Board	9 of 9 (100%)
Compensation Committee	3 of 3 (100%)
Independent Reserve Evaluation Committee	2 of 2 (100%)

Voting Results of 2017 AGM:

% of Votes
Votes For	98.73%
Votes Withheld	1.27%

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Paul G. Haggis Alberta, Canada Status: Independent Age: 66 Director since November 7, 2008

Mr. Haggis was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. Mr. Haggis has extensive financial markets and public board experience having served on the Board of Directors of Canadian Tire Bank until March 30, 2012. He was a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia and currently serves as an advisor to the committee. He was also Chair of the Audit Committee of C.A. Bancorp and Prime Restaurants Royalty Income Fund and the Chair of Canadian Pacific Railway. Currently he is on the board of Pure Industrial Real Estate Trust, a director of Sunshine Village Corp., a private Alberta company, and is Chairman of Alberta Enterprise Corp.

Mr. Haggis holds a Bachelor of Arts degree from the University of Western Ontario and is certified as a Chartered Director through the Directors College at McMaster University.

Other Public Company Board Memberships:

Home Capital Group Inc.

Share Ownership:

	December 31, 2017		April 20, 2018
Shares Owned, Controlled or Directed and Share Equivalents(5) (6)	87,279		91,811
Total Market Value of Shares	$471,307	(1)	$362,653	(2)

Current Committee Memberships: Audit Committee (Chair) Compensation Committee Independent Reserve Evaluation Committee 2017 Board and Committee Meeting Attendance:

Meeting Attendance
Board	9 of 9 (100%)
Audit Committee	4 of 4 (100%)
Compensation Committee	3 of 3 (100%)
Independent Reserve Evaluation Committee	2 of 2 (100%)

Voting Results of 2017 AGM:

% of Votes
Votes For	99.03%
Votes Withheld	0.97%

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Andy J. Mah Alberta, Canada Status: Not Independent President and Chief Executive Officer Age: 59 Director since June 23, 2006

President since April 21, 2011. Chief Executive Officer since January 27, 2009. President and Chief Operating Officer from June 23, 2006 to January 27, 2009. Chief Operating Officer of Longview Oil Corp. from December 15, 2010 to November 7, 2013. Prior thereto, President of Ketch Resources Ltd. from October 2005 to June 2006. Chief Operating Officer of Ketch Resources Ltd. from January 2005 to September 2005. Prior thereto, Executive Officer and Vice President, Engineering and Operations of Northrock Resources Ltd. from August 1998 to January 2005.

Other Public Company Board Memberships:

None

Share Ownership:

	December 31, 2017		April 20, 2018
Shares Owned, Controlled or Directed	1,055,448		1,055,448
Total Market Value of Shares	$5,699,419	(1)	$4,169,020	(2)

Current Committee Memberships: None 2017 Board and Committee Meeting Attendance:

Meeting Attendance
Board	9 of 9 (100%)

Voting Results of 2017 AGM:

% of Votes
Votes For	99.29%
Votes Withheld	0.71%

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Ronald A. McIntosh Alberta, Canada Status: Independent Age: 76 Chairman since February 4, 2014 Director since September 25, 1998(3)

Director of North American Energy Partners Inc., a publicly traded corporation and a former director of Fortaleza Energy Inc., previously known as Alvopetro Inc., formerly named Fortress Energy Inc. Mr. McIntosh has extensive experience in the energy business. His previous roles included President and Chief Executive Officer of Navigo Energy, Chief Operating Officer of Gulf Canada, Vice President Exploration and International of PetroCanada and Chief Operating Officer of Amerada Hess Canada.

Other Public Company Board Memberships:

North American Energy Partners Inc.

Share Ownership:

	December 31, 2017		April 20, 2018
Shares Owned, Controlled or Directed and Share Equivalents(5) (6)	117,729		123,992
Total Market Value of Shares	$635,737	(1)	$489,768	(2)

Current Committee Memberships: Compensation Committee Independent Reserve Evaluation Committee 2017 Board and Committee Meeting Attendance:

Meeting Attendance
Board	9 of 9 (100%)
Compensation Committee	3 of 3 (100%)
Independent Reserve Evaluation Committee	2 of 2 (100%)

Voting Results of 2017 AGM:

% of Votes
Votes For	96.84%
Votes Withheld	3.16%

Notes:

(1)	Calculated based on the number of Shares and deferred share units ("DSU") owned, controlled or directed as at December 31, 2017 multiplied by the closing price of the Shares on the TSX on December 29, 2017 of $5.40.
(2)	Calculated based on the number of Shares and DSUs owned, controlled or directed as at April 20, 2018 multiplied by the closing price of the Shares on the TSX on April 20, 2018 of $3.95.
(3)	The period of time served by Mr. McIntosh as a director of Advantage includes the period of time served as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Mr. McIntosh was appointed a director of post-reorganization Search on May 24, 2001.
(4)	Advantage does not have an executive committee of the Board.
(5)	Share equivalents includes vested DSUs outstanding at the dates indicated.
(6)	On August 4, 2016, the Corporation's share ownership policy was updated to require each non-executive Board member to maintain a minimum value of Shares representing at least three times the Board member's annual Board member cash retainer. The members of the Board were all in compliance at December 31, 2017 with the Corporation's share ownership policy.

As at April 20, 2018, the directors and executive officers of the Corporation, as a group, beneficially owned or controlled or directed, directly or indirectly, an aggregate of 2,832,279, being approximately 1.5% of the outstanding Shares. The information as to Shares beneficially owned or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees as at April 20, 2018.

Cease Trade Orders or Bankruptcies

Except as set forth below, no proposed director of the Corporation is or within the ten years prior to the date of this Information Circular has been:

(a)	a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

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(b)	a director, chief executive officer or chief financial officer of any issuer (including the Corporation) that was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, after the director ceased to be a director, chief executive officer or chief financial officer of the issuer and which resulted from an event that occurred while that person was acting in such capacity; or

(c)	bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person; or

(d)	a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. McIntosh was a director of Fortress Energy Inc. ("Fortress"). On March 2, 2011, the Court of Queen's Bench of Alberta granted an order (the "Order") under the Companies' Creditors Arrangement Act (Canada) ("CCAA") staying all claims and actions against Fortress and its assets and allowing Fortress to prepare a plan of arrangement for its creditors if necessary. Fortress took such step in order to enable Fortress to challenge a reassessment issued by the Canada Revenue Agency ("CRA"). As a result of the reassessment, if Fortress had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Fortress did not have the necessary liquid funds to remit, although Fortress had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Fortress believed that CRA's position was not sustainable and vigorously disputed CRA's claim. Fortress filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Fortress no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Fortress due to Fortress having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Fortress for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Fortress being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Fortress closed the sale of substantially all of its oil and gas assets. As a result of the sale Fortress was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements. Fortress was renamed Alvopetro Inc. on November 24, 2012 and Alvopetro Inc. was renamed Fortaleza Energy Inc. in November 2013. Mr. McIntosh ceased to be a director of Fortaleza Energy Inc. on January 18, 2016.

Mr. Fagerheim was formerly a director of The Resort at Copper Point Ltd. (a private real estate development company) which was placed in voluntary receivership in February 2009.

Penalties or Sanctions

No proposed director or any personal holding companies of a proposed director of the Corporation have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

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Approval of Amendments to Restricted and Performance Award Incentive Plan and Unallocated Incentive Awards under the Restricted and Performance Award Incentive Plan

Background

On April 14, 2014, the Board approved the adoption by the Corporation of a restricted and performance award incentive plan, as amended on April 24, 2015 (the "Award Plan"), which Award Plan was approved by Shareholders on May 27, 2015. The Award Plan allows the Board or the Compensation Committee to grant Performance Awards and/or Restricted Awards (collectively, "Incentive Awards") to persons who are employees or officers of the Corporation or any affiliate (as defined in the ABCA) of Advantage ("Advantage Affiliate") or who are consultants or other service providers to the Corporation or any Advantage Affiliate (collectively, "Service Providers").

Proposed Amendments

At the Meeting, approval of Shareholders will be sought for certain amendments to the maximum number of Shares issuable pursuant to Incentive Awards and all security based compensation arrangements of the Corporation. In particular, approval of Shareholders will be sought at the Meeting for the following amendments (the "Proposed Amendments"):

•	an increase in the maximum number of Shares issuable pursuant to outstanding Incentive Awards, at any time, from 1.5% to 3.0% of the aggregate number of issued and outstanding Shares;

•	a decrease to the maximum number of Shares issuable pursuant to outstanding Incentive Awards and all other security based compensation arrangements of the Corporation (including the Corporation's stock option plan (the "Option Plan")), from 6.0% to 4.5% of the Shares outstanding from time to time;

•	a decrease to the maximum number of Shares reserved for issuance to any one Service Provider under all security based compensation arrangements from 5.0% to 4.5%;

•	a decrease to the maximum number of Shares issuable to insiders, at any time, under all security based compensation arrangements of the Corporation from 6.0% to 4.5% of the issued and outstanding Shares; and

•	a decrease to the maximum number of Shares issued to insiders, within a one-year period, under all security based compensation arrangements of the Corporation from 6.0% to 4.5% of the issued and outstanding Shares.

The original limits for the issuance of equity based awards were established in 2014 to allow for the equal granting of Performance Awards and Stock Options. In 2016 and 2017, the Compensation Committee decided to grant 100% of the equity based awards in the form of Performance Awards to enhance the long-term alignment of such awards with key performance metrics. The Proposed Amendments will allow for a continued greater allocation of equity based compensation in favor of Performance Awards that will continue to align with the evolution of compensation best practices and will ensure continued alignment with Shareholder interests.

For a summary of the current terms of the Award Plan see Schedule "C" in this Information Circular. Also see a copy of the Award Plan after giving effect to the Proposed Amendments attached hereto as Schedule "D". The foregoing description of the amendments to the Award Plan is qualified, in its entirety, by the Award Plan set forth in Schedule "D".

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Unallocated Incentive Awards

Section 613(a) of the TSX Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders.

As the Award Plan is considered to be a security based compensation arrangement and the Award Plan provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to outstanding Incentive Awards is not a fixed number and instead shall not exceed a number of Common Shares equal to 1.5% of the issued and outstanding Common Shares from time to time (provided that the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards and all other security based compensation arrangements, cannot exceed 6.0% of the Common Shares outstanding from time to time), approval will also be sought at the Meeting to approve the grant of unallocated Incentive Awards under the Award Plan. When Incentive Awards have been granted pursuant to the Award Plan, Common Shares that are reserved for issuance under outstanding Incentive Awards are referred to as allocated Common Shares. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of Incentive Awards under the Award Plan, but as they are not subject to current Incentive Award grants, they are referred to as unallocated Incentive Awards.

As at April 20, 2018, the maximum number of Common Shares that may be issued under the Award Plan was 2,793,045 Common Shares, representing 1.5% of the number of issued and outstanding Common Shares on that date, and the maximum number of Common Shares that may be issued under the Award Plan and all other security based compensation arrangements of the Corporation was 11,172,179 Common Shares, representing 6.0% of the number of issued and outstanding Common Shares on that date. As at April 20, 2018, the Corporation had Incentive Awards to receive 1,903,738 Common Shares outstanding under the Award Plan using a Payout Multiplier of one times and stock options ("Options") to receive 2,005,857 Common Shares outstanding under the Option Plan, leaving up to 7,262,584 Common Shares available for future grants under the Award Plan, the Option Plan and all other security based compensation arrangements based on the number of outstanding Common Shares as at that date. As at April 20, 2018, the maximum number of Common Shares available for future grant under the Award Plan is 889,307 Common Shares. If any Incentive Awards granted under the Award Plan shall be exercised or shall expire, terminate or be cancelled for any reason without having been exercised in full, such Incentive Awards shall be unallocated and be available for the purposes of future grants under the Award Plan and all other security based compensation arrangements of the Corporation.

Incentive Plan Resolution

If approval is obtained at the Meeting, the Corporation will not be required to seek further approval for unallocated Incentive Awards under the Awards Plan until May 29, 2021. If approval is not obtained at the Meeting, Incentive Awards which have not been allocated as of May 29, 2018 and Common Shares which are reserved for issuance pursuant to Incentive Awards which are outstanding as of May 29, 2018 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Incentive Awards under the Award Plan and the Proposed Amendments will not be effective. Previously allocated Incentive Awards will continue to be unaffected by the approval or disapproval of the resolution.

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At the Meeting, the following ordinary resolution (the "Incentive Plan Resolution") will be presented:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	the Proposed Amendments, as described under the heading "Matters to be Acted Upon at the Meeting – Approval of Amendments to Restricted and Performance Award Incentive Plan and Unallocated Incentive Awards under the Restricted and Performance Award Incentive Plan" and as set forth in the Award Plan provided in Schedule "D" to this Information Circular are hereby authorized and approved;

2.	all unallocated Incentive Awards under the Award Plan are approved and authorized until May 29, 2021;

3.	any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions; and

4.	notwithstanding that this resolution has been duly passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the Shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

In order for the Incentive Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the Incentive Plan Resolution.

Approval of Unallocated Options

As the Corporation's Option Plan is also considered to be a security based compensation arrangement and the Option Plan provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to outstanding Options is not a fixed number and instead shall not exceed a number of Common Shares equal to 4.5% of the issued and outstanding Common Shares from time to time (less the number of Common Shares issuable pursuant to all other security based compensation arrangements), approval will be sought at the Meeting to approve the grant of unallocated Options under the Option Plan. When Options have been granted pursuant to the Option Plan, Common Shares that are reserved for issuance under outstanding Options are referred to as allocated Common Shares. The Corporation has additional Common Shares that may be reserved for issuance pursuant to future grants of Options under the Option Plan, but as they are not subject to current Option grants, they are referred to as unallocated Options.

For a summary of the current terms of the Option Plan see Schedule "B" in this Information Circular. Also see a copy of the Option Plan attached hereto as Schedule "E".

As at April 20, 2018, the maximum number of Common Shares that may be issued under the Option Plan and all other security based compensation arrangements of the Corporation was 8,379,134 Common Shares, representing 4.5% of the number of issued and outstanding Common Shares on that date. As at April 20, 2018, the Corporation had Options to acquire 2,005,857 Common Shares outstanding under the Option Plan and Incentive Awards to receive 1,903,738 Common Shares outstanding under the Award Plan using a Payout Multiplier of one times, leaving up to 4,469,539 Common Shares available for future grants under the Option Plan, the Award Plan and all other security based compensation arrangements based on the number of outstanding Common Shares as at that date. As at April 20, 2018, the maximum number of Common Shares available for future grant under the Option Plan is 4,469,539 Common Shares. If any Options granted under the Option Plan shall be exercised or shall expire, terminate or be cancelled for any reason without having been exercised in full, such Options shall be unallocated and be available for the purposes of future grants under the Option Plan and all other security based compensation arrangements of the Corporation.

If approval is obtained at the Meeting, the Corporation will not be required to seek further approval for unallocated Options under the Option Plan until May 29, 2021. If approval is not obtained at the Meeting, Options which have not been allocated as of May 29, 2018 and Common Shares which are reserved for issuance pursuant to Options which are outstanding as of May 29, 2018 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Options under the Option Plan. Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution.

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At the Meeting, the following ordinary resolution (the "Unallocated Option Resolution") will be presented:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	all unallocated Options under the Option Plan are approved and authorized until May 29, 2021;

2.	any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions; and

3.	notwithstanding that this resolution has been duly passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the Shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

In order for the Unallocated Option Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the Unallocated Option Resolution.

Approval of Amendments to the Shareholder Rights Plan Agreement

General

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve certain amendments to the shareholder rights plan agreement of the Corporation (the "Existing Rights Plan"), as described below under "Proposed Amendments" and to confirm and approve the amended and restated shareholder rights plan agreement of the Corporation (the "Amended Rights Plan"), a blacklined copy of which is attached to this Information Circular as Schedule "F". The Existing Rights Plan was originally approved by Shareholders on July 9, 2009 (the "Effective Date") and was reconfirmed by Shareholders at the Corporation's annual general and special meetings of Shareholders held in each of 2012 and 2016.

If the Amended Rights Plan is approved at the Meeting, such Amended Rights Plan will be effective until the close of business of the annual general meeting of Shareholders of the Corporation held in 2021, unless it is reconfirmed at such meeting or it is otherwise terminated in accordance with its terms. If the Amended Rights Plan is not approved at the Meeting, the Existing Rights Plan will expire at the close of business on the date of the Meeting (unless it is earlier terminated in accordance with its terms).

Proposed Amendments

The proposed amendments to the Existing Rights Plan are intended to conform the plan to amendments that were made to the securities legislation governing take-over bids in Canada in May 2016, to reflect certain governance practices and recommendations provided by organizations such as Institutional Shareholder Services Inc., and to make other amendments of a housekeeping nature.

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Effective May 9, 2016, the Canadian Securities Administrators amended National Instrument 62-104 – Take-Over Bids and Issuer Bids and National Policy 62-203 – Take-Over Bids and Issuer Bids (together, the "Legislative Amendments") to, among other amendments, extend the minimum period a take-over bid must remain open for deposits of securities thereunder to 105 days (from 35 days), with the ability of the target issuer to voluntarily reduce the period to not less than 35 days. Consistent with such amendments, the Amended Rights Plan encourages a potential acquiror to proceed with its bid in accordance with Canadian take-over bid rules by way of requiring that the bid satisfy certain minimum standards intended to promote fairness, or has the approval of the Board and by:

•	preventing "creeping bids" (the accumulation of 20% or more of the Shares through purchases exempt from Canadian take-over bid rules); and

•	preventing a potential acquiror from entering into lock-up agreements with existing Shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Amended Rights Plan.

In particular, the Amended Rights Plan includes, but is not limited to, the following proposed amendments:

•	amending the definition of Permitted Bid to require the applicable take-over bid to be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, to align with the Legislative Amendments;

•	amending the definition of exempt acquisition to clarify that certain transactions, statutory or otherwise, that are approved by the Shareholders and the Board qualify as an exempt acquisition;

•	amending the amendment provisions to remove the reference to "whether or not such action would materially adversely affect the interests of the holders of Rights generally" in the provision which allows the Corporation, with the prior consent of the holders of Shares, to amend, vary, rescind, supplement any of the provisions of the Amended Rights Plan; and

•	certain additional conforming, technical and administrative amendments, including, but not limited to, to include a definition of "Applicable Securities Laws", to align the definition of a "Competing Permitted Bid" to the minimum number of days required by the Legislative Amendments, to clarify the definition of "close of business", and to reflect that the Existing Rights Plan was previously confirmed by Shareholders.

A blacklined copy of the Amended Rights Plan showing each of above proposed amendments and certain other administrative amendments is attached to this Information Circular as Schedule "F". The Amended Rights Plan is similar to plans adopted by several other Canadian issuers and approved by their securityholders.

Objectives of the Amended Rights Plan

The fundamental objectives of the Amended Rights Plan are to provide adequate time for Advantage's directors and Shareholders to assess an unsolicited take-over bid for Advantage, to provide the directors with sufficient time to explore and develop alternatives for maximizing Shareholder value if a take-over bid is made, and to provide Shareholders with an equal opportunity to participate in a take-over bid.

The Amended Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a "Permitted Bid" (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the directors of Advantage. If a take-over bid fails to meet these minimum standards and the Amended Rights Plan is not waived by the directors, the Amended Rights Plan provides that holders of Shares, other than the acquiror, will be able to purchase additional Shares at a significant discount to market, thus exposing the person acquiring Shares to substantial dilution of its holdings.

It is not the intention of the directors in recommending the confirmation and approval of the Amended Rights Plan to either secure the continuance of the directors or Management of Advantage or to preclude a take-over bid for control of Advantage. The Amended Rights Plan provides that Shareholders could tender to take-over bids as long as they meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the directors are always bound by their fiduciary duty to consider any take-over bid for Advantage and consider whether or not they should waive the application of the Amended Rights Plan in respect of such bid. In discharging such responsibility, the directors will be obligated to act honestly and in good faith and in the best interests of Advantage and Shareholders.

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The Amended Rights Plan does not and is not expected to interfere with the day-to-day operations of Advantage. The continuation of the existing outstanding Rights (as defined below) and the issuance of additional Rights in the future will not in any way alter the financial condition of Advantage, impede its business plans, or alter its financial statements. In addition, the Amended Rights Plan is initially not dilutive. However, if a "Flip-in Event" (described below) occurs and the Rights separate from the Shares as described below, reported earnings per Share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Amended Rights Plan

The following is a summary of the principal terms of the Amended Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Amended Rights Plan, a blacklined copy of which is attached to this Information Circular as Schedule "F". Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Amended Rights Plan.

Issue of Rights

One right ("Right") is issued and attached to each outstanding Share or any other securities or voting interests of Advantage entitled to vote generally in the election of Directors (collectively, "Shares"). One Right will also be issued and attach to each Share issued hereafter, subject to the limitations set forth in the Amended Rights Plan.

Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Shares. An Acquiring Person does not, however, include Advantage or any subsidiary of Advantage, or any person that becomes the Beneficial Owner of 20% or more of the Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Shares as a result of, among other things: (i) specified acquisitions of securities of Advantage (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Shares); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of Advantage; (iv) certain other specified exempt acquisitions; and (v) transactions to which the application of the Amended Rights Plan has been waived by the directors of the Corporation.

Also excluded from the definition of Acquiring Person is a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Shares on the date of implementation of the Amended Rights Plan; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the date of implementation of the Amended Rights Plan, become the Beneficial Owner of more than 1.0% of the number of Shares then outstanding in addition to those Shares already held by such person, other than through: (i) specified acquisitions of securities of Advantage (including acquisitions upon the exercise, conversion or exchange of securities convertible, exercisable or exchangeable into Shares); (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of Advantage; (iv) certain other specified exempt acquisitions; and (v) transactions to which the application of the Amended Rights Plan has been waived by the directors of the Corporation.

A Beneficial Owner includes an owner of securities entitling the owner to become an owner of a Share, including conversion or exchange rights or rights to purchase.

Rights Exercise Privilege

The Rights will separate from the Shares to which they are attached and will become exercisable at the close of business (the "Separation Time") on the tenth Trading Day (as defined in the Amended Rights Plan) after the earliest of: (i) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or such later date as the Directors may determine in good faith. Subject to adjustment as provided in the Amended Rights Plan, each Right will entitle the holder to purchase one Share for an exercise price (the "Exercise Price") equal to $100.

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A transaction in which a person becomes an Acquiring Person is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by Advantage or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

Impact Once Amended Rights Plan is Triggered

Upon a Flip-in Event occurring and the Rights separating from the attached Shares, reported earnings per Share on a fully diluted or nondiluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Shares at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of Advantage other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Directors waive the application of the Amended Rights Plan.

Certificates and Transferability

Before the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued on or after the Effective Date will bear a legend to this effect. Rights are also attached to Shares outstanding on the Effective Date of the Amended Rights Plan, although certificates issued before such date will not bear such a legend.

Prior to the Separation Time, Rights will not be transferable separately from the attached Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Shares.

Until such time as the directors otherwise determine, the Rights issued to Shareholders will be made through the book-entry system representing the number of Rights so issued. Holders of Shares or associated Rights represented by the book-entry system will not be entitled to a certificate or other instrument from Advantage, transfer agent or Rights Agent to evidence the ownerships thereof. Shares issued as a result of the exercise of any Right will also be represented through the book-entry system in all circumstances.

Permitted Bids

The Amended Rights Plan is not triggered if an offer to acquire Shares would allow sufficient time for the Shareholders to consider and react to the offer and would allow Shareholders to decide to tender or not tender without the concern that they will be left with illiquid Shares should they not tender.

A "Permitted Bid" is a take-over bid where the bid is made by way of a take-over bid circular and: (i) is made to all holders of Shares, other than the offeror, for all of the Shares held by those holders; and (ii) (A) the bid must not permit Shares tendered pursuant to the bid to be taken up prior to the close of business on the 105th day following the date of the bid or such shorter minimum deposit period that a bid (which is not exempt from the general take-over bid requirements under applicable securities laws) must remain open for deposits of securities thereunder, in the applicable circumstances as such time, pursuant to applicable securities laws; and (B) only if, at the close of business on such date, more than 50% of the Shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder have been tendered pursuant to the take-over bid and not withdrawn.

A Permitted Bid is not required to be approved by the directors of the Corporation and such bids may be made directly to Shareholders. Acquisitions of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

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Waiver and Redemption

The directors may, before the occurrence of a Flip-in Event, waive the application of the Amended Rights Plan to a particular Flip-in Event that would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares. In such event, the directors shall be deemed to also have waived the application of the Amended Rights Plan to any other Flip in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares prior to the expiry of any take-over bid for which the Amended Rights Plan has been waived or deemed to have been waived.

The directors may also waive the application of the Amended Rights Plan to an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its Beneficial Ownership of Shares such that it is not an Acquiring Person within 14 days of the determination of the directors (or any earlier or later time specified by the directors).

In addition, the directors may waive the application of the Amended Rights Plan to a Flip-in Event prior to the close of business on the tenth trading day following a Share acquisition (or such later business day as they may from time to time determine), provided that the Acquiring Person has reduced its Beneficial Ownership of Shares, or has entered into a contractual arrangement with Advantage to do so within 10 days of the date on which such contractual arrangement is entered into, such that at the time the waiver becomes effective such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, such Flip-in Event shall be deemed not to have occurred.

Subject to the provisions of the Amended Rights Plan, including prior consent of the holders of the Shares or the Rights where required, until the occurrence of a Flip-in Event, the directors may, at any time before the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at $0.000001 per Right. In the event that a person acquires Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the directors have waived the application of the Amended Rights Plan, then the directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Supplement and Amendments

Advantage may, without the approval of the holders of Shares or Rights, make amendments: (i) to correct clerical or typographical errors; and (ii) to maintain the validity and effectiveness of the Amended Rights Plan as a result of any change in applicable legislation, regulations or rules thereunder. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

Prior to the Separation Date, Advantage may, with prior consent of the Shareholders received at the special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Amended Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

After the Separation Date, Advantage may, with prior consent of the holders of Rights received at the meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Amended Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

Confirmation

The Amended Rights Plan must be reconfirmed at every third annual meeting of Shareholders of Advantage. If the Amended Rights Plan is not approved at such meeting of Shareholders, the Amended Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect.

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Approval Required

Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution (the "Rights Plan Resolution") in the following form:

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Corporation, that:

1.	the Amended Rights Plan, on the terms described in this Information Circular be and the same is hereby ratified, confirmed and approved until the close of business on the date of the annual general meeting of Shareholders of the Corporation held in 2021, unless at such meeting Shareholders have reconfirmed the Amended Rights Plan for an additional period of time, and the Corporation is authorized to continue to issue Rights pursuant thereto;

2.	any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions; and

3.	notwithstanding that this resolution has been duly passed by the Shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered to revoke this resolution, without any further approval of the Shareholders of the Corporation, at any time if such revocation is considered necessary or desirable by the directors."

In order for the Rights Plan Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. Unless otherwise directed, it is the intention of management to vote proxies in favour of the Rights Plan Resolution.

Appointment of Auditors

Shareholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Professional Accountants, to serve as auditors of the Corporation until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. The Board reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Corporation. PricewaterhouseCoopers LLP have been the auditors of the Corporation since September 18, 2007.

Certain information regarding the Corporation's Audit Committee that is required to be disclosed in accordance with National Instrument 52-110 of the Canadian Securities Administrators is contained in the Corporation's annual information form for the year ended December 31, 2017, an electronic copy of which is available on the internet on the Corporation's SEDAR profile at www.sedar.com and the Corporation's website at www.advantageog.com.

The following table discloses fees billed to us by our auditors, PricewaterhouseCoopers LLP in the last two fiscal years.

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Type of Service Provided	2016	2017

Audit Fees(1)	$263,000	$268,000
Audit-Related Fees(2)	45,000	45,000
Tax Fees(3)	16,500	8,000
Other Fees(4)	39,900	-
Total	$364,400	$321,000

Notes:

(1)	"Audit Fees" include fees necessary to perform the annual audit of the Corporation's consolidated financial statements.
(2)	"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include quarterly reviews of the Corporation's consolidated financial statements.
(3)	"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and general tax advice, including the preparation and filing of Scientific Research & Experimental Development Tax Credits.
(4)	"Other Fees" represents fees related to the public offering of Common Shares completed by the Corporation in 2016.

DIRECTOR COMPENSATION

Effective January 2016, annual compensation payable to the Chairman of Advantage is $90,000 in cash plus $100,000 paid through the granting of DSUs. The Chairman of the Audit Committee is paid a flat fee annual retainer of $62,500 in cash plus $75,000 paid through the granting of DSUs. Each of the other directors of Advantage, with the exception of those who are employees of Advantage, receive a flat fee annual retainer of $50,000 in cash plus $75,000 paid through the granting of DSUs. Since January 2016, the granting of DSUs has accounted for over 50% of the directors' compensation. All directors can elect to adjust their percentage allocation of DSUs. Effective June 1, 2017, Paul haggis and Stephen Balog have elected to be paid 50% in fees and 50% in share-based awards in the form of DSUs. DSUs are notional securities granted to a director and are related directly to the Share price performance from grant date to the date on which the DSUs are redeemed. DSUs vest immediately upon grant but cannot be redeemed until the holder ceases to be a director. The granting of DSUs occurs on a monthly basis. The number of DSUs granted is calculated by dividing the value of the awards by the amount that is the closing price for a Share on the TSX on the trading day immediately prior to the date of grant. On the date that a holder of DSUs ceases to be a director, the monetary amount represented by the DSUs shall be calculated and shall be paid to the Director in cash not later than the end of the first calendar year after the calendar year which includes the termination date.

Members of the Board are also eligible to receive Options pursuant to the Corporation's Option Plan. However, for the years ended December 31, 2015, December 31, 2016 and December 31, 2017, there were no grants of Options to non-management directors of the Board and no Options are currently outstanding to non-management directors. The participation of non-management directors in the Option Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Options under the Option Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

All directors are eligible to receive expense reimbursement for costs of attending Board and committee meetings. No meeting fees are paid to independent directors, as, absent exceptional circumstances, directors are not entitled to meeting fees.

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Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2017, information concerning the compensation paid to Advantage's directors, other than directors who are also Named Executive Officers (as defined herein):

Name	Fees earned ($)	Share-based awards ($)(1)		Option-based awards ($)(2)	All other compensation ($)(3)	Total ($)
Ronald McIntosh	90,000	125,000	(4)	Nil	Nil	215,000
Paul Haggis	66,146	71,354		Nil	Nil	137,500
Stephen Balog	57,292	67,706		Nil	Nil	125,000
Grant Fagerheim	50,000	75,000		Nil	Nil	125,000
Jill Angevine	50,000	75,000		Nil	Nil	125,000

Notes:

(1)	Represents the fair value of DSUs granted under the DSU Plan (as defined herein). Specifically, the fair value of DSUs was based on the closing trading price on the TSX on the trading day immediately prior to the date of grant. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of Share-based awards on the date that a holder of DSUs ceases to be a director can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares.
(2)	For the year ended December 31, 2017, there were no grants of Options to non-management directors of the Board.
(3)	For the year ended December 31, 2017, directors did not receive any non-equity plan or pension plan compensation.
(4)	Ronald McIntosh's share-based awards included issuance of $25,000 additional DSUs related to strategic work with management.

Directors' Outstanding Option-Based Awards and Share-based Awards

The following table sets forth for each of the directors, other than directors who are also NEOs (as defined herein) of Advantage, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2017.

	Option-based Awards(1)				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
Ronald McIntosh	Nil	Nil	Nil	Nil	Nil	Nil	269,692
Paul Haggis	Nil	Nil	Nil	Nil	Nil	Nil	196,798
Stephen Balog	Nil	Nil	Nil	Nil	Nil	Nil	174,803
Grant Fagerheim	Nil	Nil	Nil	Nil	Nil	Nil	170,176
Jill Angevine	Nil	Nil	Nil	Nil	Nil	Nil	125,545

Notes:

(1)	As at December 31, 2017, non-management directors did not hold any outstanding Options.
(2)	Represents DSUs granted pursuant to the DSU Plan. DSUs vest immediately upon grant.
(3)	The value is calculated by multiplying the number of vested DSUs granted pursuant to the DSU Plan and which were not paid out or distributed at December 31, 2017 by the market price of the Shares at December 29, 2017, being $5.40 per Share.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the directors other than directors who are also NEOs of Advantage, the value of option-based awards and share-based awards which vested during the year ended December 31, 2017. Applicable Canadian securities legislation defines a "non-equity incentive plan" as an incentive plan (being a plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period) that is not an incentive plan under which awards are granted and that falls within the scope of IFRS 2 Share based Payment (for example, a cash bonus plan). Advantage did not grant any non-equity incentive plan compensation to its directors during the year ended December 31, 2017.

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Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)
Ronald McIntosh	Nil	125,000	(3)
Paul Haggis	Nil	71,354
Stephen Balog	Nil	67,706
Grant Fagerheim	Nil	75,000
Jill Angevine	Nil	75,000

Notes:

(1)	There were no grants of Options to non-management directors in 2015, 2016 and 2017 and no Options are currently outstanding to non-management directors.
(2)	The value is calculated by multiplying the number of vested DSUs by the market price of the Shares on the vesting date.
(3)	Ronald McIntosh's share-based awards included issuance of $25,000 additional DSUs related to strategic work with management.

ADVISORIES

Certain information contained in this Information Circular is based upon an evaluation (the "Sproule Report") prepared by Sproule Associates Limited dated February 7, 2018 and effective December 31, 2017 and prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

This Information Circular contains certain oil and gas metrics, including finding and development ("F&D") costs, operating netback, capital efficiency and recycle ratio, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Operating netback is calculated by adding natural gas and liquids sales with realized gains on derivatives and subtracting royalty expense, operating expense and transportation expense. Recycle ratio is calculated by dividing Advantage's operating netback for the period by the calculated F&D of the applicable period and expressed as a ratio. Capital Efficiency is calculated by dividing year end total capital development costs for oil and gas activities including drilling, completion, facilities, infrastructure, office and capitalized general and administrative costs (excluding abandonment and reclamation costs, exploration and evaluation costs, and acquisition and disposition related costs and proceeds) by the average production additions of the applicable year to replace base production declines and deliver production growth targets, expressed in $/boe/d.

The F&D costs contained herein are calculated based on the Sproule Report by adding capital expenditures, and the net change in future development capital ("FDC") divided by reserve additions for the year. Total capital includes both capital expenditures incurred and changes in FDC required to bring proved undeveloped reserves and probable reserves to production during the applicable period. Reserve additions are calculated as the change in reserves from the beginning to the end of the applicable period excluding production. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated FDC generally will not reflect total finding and development costs related to reserve additions for that year. The proved ("1P") F&D cost for the year ended December 31, 2017 was $0.98/mcfe ($5.88/boe) (2016: $0.25/mcfe ($1.49/boe)) and the proved plus probable ("2P") F&D cost for the year ended December 31, 2017 was $0.84/mcfe ($5.01/boe) (2016: $0.01/mcfe (-$0.06/boe)), including the change in FDC. The recycle ratio for 2017 represents Advantage's fourth quarter operating netback of $2.08/mcfe divided by the 2P F&D cost per mcfe including the change in FDC. Operating netback is calculated as fourth quarter revenue including hedging less royalties, operating costs and transportation costs.

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A "mcfe" means thousand cubic feet of natural gas equivalent, using the ratio of six thousand cubic feet of natural gas being equivalent to one barrel of oil. The terms "boe" or barrels of oil equivalent and "mcfe" or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe and mcfe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 Mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses herein several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, surplus cash and total debt to trailing cash flow ratio. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Shareholders are cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Advantage continues to successfully execute on its Montney development plan with a strong track record of operating and financial results for the last several years. Advantage is a North American leading low cost Montney natural gas and liquids producer with strong investment returns despite a challenging commodity price environment. Annual 2017 production increased by 16% to a record 236 mmcfe/d (39,315 boe/d) with a three-year compound annual production growth rate of 21%. Operating costs per mcfe were reduced by 7% to $0.25/mcfe ($1.50/boe) in 2017 and total corporate cash costs were reduced by 5% to $0.88/mcfe ($5.28/boe) resulting in strong operating netbacks of $2.29/mcfe ($13.74/boe). Our strong operating netbacks, including hedging gains of $28 million, contributed to increased cash flow 10% for 2017. Advantage maintains a strong balance sheet whereby year-end total debt was $223 million with $191 million or 48% of our credit facility undrawn and available, resulting in a 2017 year-end total debt to trailing cash flow ratio of 1.2 providing significant future financial flexibility.

Capital efficiency for 2017 was $17,000/boe/d which included significant capital for the next expansion of our 100% owned Glacier gas plant from 250 mmcf/d to 400 mmcf/d, including 6,800 bbls/d of liquids extraction capability. Advantage's three-year average capital efficiency was $15,333/boe/d demonstrating the efficiency of production additions while simultaneously expanding our plant and investing in infrastructure that maintains our low cost structure and strategic position for ongoing development. Similarly, reserves additions have been achieved at an average three year 1P F&D cost of $0.69/mcfe ($4.15/boe) and 2P F&D cost of $0.52/mcfe ($3.11/boe) including the change in future development capital.

The Corporation has continued to grow its Montney land holdings in 2017 through the acquisition of 37 net sections (23,680 net acres) of targeted high quality lands through Alberta government land sales and producer transactions for a total cost of $7 million. These sections were high graded based on Advantage's geo-technical interpretations and complement the Corporation's existing Montney land holdings. Advantage has now acquired 110 net sections (70,400 net acres) outside of Glacier that provide significant continued opportunities including the progression of liquids development but are still proximal to Glacier and can benefit from our low cost structure. Advantage currently has a total of 200 net sections (128,000 net acres) of Montney lands which are 100% operated and controlled.

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As a result of multi-year successes and performance achievements with the Corporation's Montney development, Advantage's Share price during the last five years has increased 69% from December 31, 2012 to December 31, 2017 (14% annual average increase) exceeding the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index total return that decreased 19% during this same period. In 2017, Advantage’s Share price decreased 41% (from a closing price on the TSX of $9.12 on December 31, 2016 to a closing price of $5.40 on December 29, 2017). Advantage’s share price remained strong through 2016 and the first three quarters of 2017, during which peer gas producers experienced significant share price declines. During the third quarter of 2017 and continuing into October, Alberta natural gas prices were very volatile due to pipeline maintenance and expansion activities that resulted in various curtailments placing significant pressure on gas prices. As concerns heighted regarding Alberta supply growth, pipeline capacity and access to alternative markets, this situation negatively impacted Advantages share price as well as the entire Canadian natural gas industry. These issues combined with similar challenges in the crude oil industry, political differences, and increasing environmental activism has had a significant negative sentiment towards the Canada energy sector generally.

Advantage has built a business that has demonstrated sustainability through low commodity price cycles based on our industry leading low cost structure, market diversification including hedged production, and a strong balance sheet with low leverage. Our achievements have created a solid foundation for disciplined production growth and returns on capital employed that will continue to add value for our shareholders.

General

This Compensation Discussion and Analysis describes the executive compensation program for the financial year ended December 31, 2017 applicable to Advantage's President and Chief Executive Officer ("CEO"), Vice President Finance and Chief Financial Officer ("CFO") and Senior Vice President, representing all of the executive officers of Advantage at December 31, 2017 and whose total salary and bonus exceeds $150,000 (collectively referred to as the "Named Executive Officers" or "NEOs").

Advantage's executive management and NEOs for the financial year ended December 31, 2017 were:

•	Mr. Andy Mah, President and CEO;

•	Mr. Craig Blackwood, Vice President Finance and CFO; and

•	Mr. Neil Bokenfohr, Senior Vice President.

This Compensation Discussion and Analysis discusses the objectives of Advantage's executive compensation program, the roles and responsibilities of the Compensation Committee in determining and approving executive compensation, Advantage's philosophy and process for executive compensation, and the elements of compensation.

Compensation Objectives and Principles

The overall philosophy of Advantage is to provide a compensation program that rewards operating, financial and administrative performance, aligns with Shareholder interests and attracts and retains high quality and experienced executives and employees. Advantage believes that compensation should be fair and equitable as compared to compensation paid generally in the oil and gas industry.

The principal objectives of Advantage's executive compensation program for the financial year ended December 31, 2017 were as follows:

(a)	attract, motivate and retain the management talent needed to achieve Advantage's business objectives and create long-term value for Shareholders;

(b)	motivate short and longer term performance of the Named Executive Officers and align the Named Executives' interests with those of the Shareholders;

(c)	reward leadership and performance in the achievement of all business objectives and the creation of long-term Shareholder value; and

(d)	provide compensation that is competitive in the market place.

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The Compensation Committee used Mercer (Canada) Limited's ("Mercer") 2017 compensation survey data and considered the compensation practices of other companies operating in similar resource based developments in Western Canada, the Corporation's operating and financial performance in comparison to its peers, and its long-term development plan and objectives in determining the compensation to be paid to the Named Executive Officers.

Compensation Governance

General

The Compensation Committee is charged with, among other things, a periodic review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently compiled compensation data for directors and officers of reporting issuers of comparable size to the Corporation. The Compensation Committee is also responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. The Compensation Committee has the authority to hire experts and advisors, including executive search firms, if required.

Compensation Committee

The Compensation Committee is currently comprised of Jill Angevine (Chair), Ronald McIntosh, Paul Haggis, Stephen Balog, and Grant Fagerheim. All members of the Compensation Committee are independent, in accordance with applicable securities legislation. The skills and experience that enable the members of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices is summarized below:

•	Jill Angevine (Chair) – Ms. Angevine is Vice President and Portfolio Manager at Matco Financial Inc. (an independent, privately held asset management firm) since October 2013. Independent businesswoman from September 2011 until October 2013 and prior thereto, Vice President and Director, Institutional Research at FirstEnergy Capital Corp. (a financial advisory and investment services provider in the energy market). Ms. Angevine is currently a member of the board of directors of each of Chinook Energy Inc. and Tourmaline Oil Corp.

•	Ronald McIntosh – Mr. McIntosh is a director of North American Energy Partners Inc., a publicly traded company, Chair of the Governance Committee and a former member of the Risk and Audit Committees. He is a former director of Fortaleza Energy (formerly Alvopetro) and is a director and Chair of the Reserves Committee and Audit Committees of Corval Energy Ltd., a private oil and gas company. He was Chairman and member of the Audit Committee of Tasman Exploration, a private oil and gas company. He is a member of the American Association of Petroleum Geologists and is a registered Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and has also completed the Executive Development Program at Columbia University in New York. He brings more than four decades of executive, operational and strategic leadership to the Board with his prior roles including President and CEO of Navigo Energy Inc., Chief Operating Officer of Gulf Canada, Vice President of Exploration and International with PetroCanada and Chief Operating Officer with Amerada Hess Canada. In addition his broad experience with mergers and acquisitions as well as corporate rejuvenation and restructuring provides valuable perspectives and insights to Advantage.

•	Paul Haggis – Mr. Haggis was the Chairman of Canadian Pacific Railway from June 4, 2012 to May 14, 2015. He has extensive financial markets and public board experience having served on the Board of Directors of Canadian Tire Bank until March 30, 2012. Mr. Haggis was President and Chief Executive Officer of Ontario Municipal Employees Retirement System (OMERS) from September 2003 to March 2007, Interim Chief Executive Officer of the Public Sector Pension Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. He was a director and Chair of the Investment Committee of the Insurance Corporation of British Columbia and currently serves as an advisor to the committee. He is currently on the board of Pure Industrial REIT, a director of Sunshine Village Corp., a private Alberta company, and is Chairman of Alberta Enterprise Corp. Mr. Haggis holds a Bachelor of Arts degree from the University of Western Ontario and is certified as a Chartered Director through the Directors College at McMaster University.

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•	Stephen Balog – Mr. Balog is President of West Butte Management Inc., a private consulting company that provides technical and business advisory services to oil and gas operators. He was previously a Principal of Alconsult International Ltd., and prior thereto President, Chief Operating Officer and a Director of Tasman Exploration Ltd., a private oil and gas company. Mr. Balog has extensive executive management experience with western Canadian production companies, including the implementation of performance based employee incentive programs in a senior production company. Mr. Balog is a registered Professional Engineer with the Association of Professional Engineers, Geologists and Geophysicists of Alberta and holds a degree in Chemical Engineering from the University of Calgary.

•	Grant Fagerheim – Mr. Fagerheim is Chairman, President and Chief Executive Officer of Whitecap Resources Inc., a public oil and gas company, since June 2008. Prior thereto, he was the President and Chief Executive Officer and a Director of Cadence Energy Inc. (formerly Kereco Energy Ltd.), a public oil and gas company, from January 2005 to September 2008. Mr. Fagerheim received his Bachelor's degree in Education (Economics Minor) from the University of Calgary in 1983 and attended the Executive MBA at Queen's University in 1995. Mr. Fagerheim was previously a member of the board of directors of PRD Energy Inc., a public oil and gas company.

Mandate of the Compensation Committee

The Compensation Committee assists the Board in meeting their responsibilities by:

•	reviewing and reporting to the directors concerning the overall compensation program and philosophy;

•	reviewing and recommending to the directors the compensation program, remuneration levels and incentive plans and any changes therein for senior management, including the CEO;

•	reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and either, as a Committee or together with the independent directors (as determined by the board), determining and approving the CEO's compensation based on this evaluation;

•	making recommendations to the directors with respect to compensation of executive officers other than the CEO and incentive compensation and equity based plans that are subject to board approval;

•	reviewing the adequacy and form of compensation to the directors ensuring it realistically reflects their responsibilities and risk and making recommendations to the directors;

•	reviewing and evaluating management's recommendations as to the allocation of Options under the Option Plan and Performance Awards and Restricted Awards under the Award Plan and formulating a recommendation to the directors for approval;

•	reviewing annually and recommending for approval to the directors the executive compensation disclosure in the "Compensation Discussion and Analysis" section of the Corporation's information circular;

•	reviewing annually the Compensation Committee's Terms of Reference;

•	administering the Option Plan, the Award Plan and any other incentive plans implemented by the Corporation, in accordance with their respective terms;

•	producing a report on executive officer compensation on an annual basis; and

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•	succession planning in respect of senior executives and providing guidance in respect of executive capacity.

In early 2014, the Compensation Committee retained Mercer to assist the Board and the Compensation Committee in reviewing and determining the compensation of executive officers of the Corporation. Mercer reviewed the competitiveness and appropriateness of the Corporation's compensation practices as compared to a selected peer group of 24 companies and provided observations and made recommendations for change, where appropriate. As a result of this review, the Board and the Compensation Committee implemented the Award Plan for all employees, officers and consultants and a deferred share unit plan (the "DSU Plan") for non-management directors.

The following compensation advisor was retained by the Corporation in the last two most recently completed financial years:

Consultant	Year Retained	Mandate	Executive Compensation- Related Fees (includes GST)	All Other Fees

Mercer (Canada) Ltd.	2017	Total compensation benchmarking, pay for performance analysis, recommendations on Board compensation, Market Practices Report related to salary, incentives and governance.	$110,056	Nil

Mercer (Canada) Ltd.	2016	Total compensation benchmarking, recommend and develop potential long-term incentive alternatives, advice on competitiveness and appropriateness of compensation programs and advisory services as required from time to time.	$52,926	Nil

Compensation Committee Review Process

The Compensation Committee reviewed the compensation of the Named Executive Officers for the year ended December 31, 2017 to ensure that such compensation attracted and retained a strong management team and recommended to the Board for approval the compensation of such Named Executive Officers. In making salary determinations, the Compensation Committee considers individual salaries paid to executives of other organizations within the oil and gas industry as published by Mercer. The Corporation participates in the annual Mercer Total Compensation Survey for the Energy Sector, the most recent survey dated April 1, 2017 (the "Mercer Survey"), to assist with benchmarking executive compensation as compared to peers that operate in business environments similar to Advantage and produce between 10,000 and 100,000 barrels of oil equivalent per day. As a supplement to the Mercer Survey, the Corporation reviews Named Executive Officer total compensation and pay practices disclosed in management information circulars for several specific industry peers. The Corporation additionally engaged Mercer to benchmark executive pay as compared to selected peer organizations that have executive management positions similar to those of Advantage and reflect the scope of responsibilities required at the executive level. Mercer regularly reviews compensation practices in Canada, industry reports and surveys, and compensation data from peer companies. The Corporation generally targets each executive's total compensation at approximately the 50th percentile of comparable positions with the opportunity for the executive to increase total compensation through meeting and exceeding performance objectives that will impact variable compensation. The specific industry peer companies utilized for compensation benchmarking were as follows:

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2017 Peer Group	Total Assets(1)(3) ($000)	Cash Flow From Operating Activities(2)(3) ($000)	Market Capitalization(1) ($000)	Gas Production(2)(3) %
ARC Resources Ltd.	6,224,000	672,800	5,213,555	71
Bellatrix Exploration Ltd.	1,340,923	55,210	106,163	75
Birchcliff Energy Ltd.	2,627,108	287,660	1,169,505	79
Bonavista Energy Corporation	2,959,470	325,619	566,431	71
Crew Energy Inc.	1,388,120	117,290	470,383	74
Enerplus Corporation	2,645,832	476,125	2,980,608	52
Kelt Exploration Ltd.	1,276,567	115,222	1,296,055	58
NuVista Energy Ltd.	1,186,419	224,680	1,395,509	60
Obsidian Energy Ltd.	3,008,000	125,000	786,772	38
Painted Pony Petroleum Ltd.	2,031,643	106,917	429,858	92
Paramount Resources Ltd.	5,090,714	126,295	2,616,125	60
Pengrowth Energy Corporation	1,910,900	142,400	552,246	38
Peyto Exploration & Development Corp.	3,844,714	535,344	2,478,059	91
Storm Resources Ltd.	515,563	63,749	328,204	82
Surge Energy Inc.	1,232,090	93,682	486,948	20
Vermilion Energy Inc.	3,974,965	593,896	5,578,396	53
Whitecap Resources Inc.	5,961,347	489,119	3,741,360	18
Median(4)	2,329,376	164,401	1,086,853	65%
Advantage Oil & Gas Ltd.	1,691,182	186,401	1,004,201	97
Advantage's Percentile(4)	35%	53%	47%	100%

Notes:

(1)	Represents the value at December 31, 2017.
(2)	Represents the value for the year ended December 31, 2017.
(3)	Information was obtained from documents filed publicly by the 2017 peer group on their issuer profiles on SEDAR at www.sedar.com.
(4)	Calculated including Advantage within the dataset. If there are an even number of peers the median will be calculated as an average of the two middle values within the dataset.

Components of Compensation

Total compensation for the Named Executive Officers in 2017 consisted of base salary, bonuses, certain perquisites and benefits including contributions to the employee share purchase plan of Advantage (the "Purchase Plan") and Performance Awards. The 2017 compensation details for the NEOs are as follows:

Components of Compensation		Andy Mah	Neil Bokenfohr	Craig Blackwood
Cash Compensation:
Salary	Fixed	14%	16%	17%
Bonuses	Variable	17%	18%	16%
Perquisites and Benefits	Fixed	2%	2%	2%
Equity Incentive Compensation:
Performance Awards	Variable	67%	64%	65%

The Compensation Committee endeavours to find an appropriate balance between fixed and variable compensation and cash versus equity incentive compensation. Cash compensation (base salary, benefits and perquisites and a discretionary annual bonus) primarily rewards short-term internal and individual performance measures. Equity incentive awards align the Corporation with market performance and encourages the Named Executive Officers to deliver improved corporate performance over a longer period of time so the Corporation's value continues to grow. The Compensation Committee reviews the compensation evaluation provided by Management and consults with the CEO before making a determination to recommend approval of or changes to compensation to the full Board.

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In assessing individual executive performance, consideration is given to factors such as level of responsibility, experience and expertise, as well as more subjective factors such as leadership and performance in the Named Executive Officer's specific role. The Compensation Committee also considers quantitative factors in determining compensation of Named Executive Officers such as financial and operational results, reserves growth, staff development, corporate governance, environmental health and safety and the vision and growth strategy of the Corporation. For annual long-term incentive awards, the Compensation Committee primarily considers a Named Executive Officer's potential for future high-quality performance and leadership as part of the executive management team, taking into account past performances as a key indicator.

Risk Adjusted Compensation

As part of its review of the Corporation's compensation program for the year ended December 31, 2017, the Compensation Committee considered whether the compensation program provided executive officers with adequate incentives to achieve both short and long-term objectives without motivating them to take inappropriate or excessive risks. This assessment was based on a number of considerations including, without limitation, the following:

•	a total compensation program appropriately balanced between fixed and variable compensation and short-term and long-term compensation designed to reward individual performance and encourage delivery of favourable results over both a short and longer period of time;

•	the terms of the Option Plan provides that Options vest as determined by the Board with a maximum expiration date of five years from the date of grant. The terms of the Award Plan provide that Performance Awards vest three years after the date of grant. This encourages executive officers to continue to create favourable results over a longer period of time, provides retention and reduces the risk of actions that may create unfavourable impacts in the short term;

•	a portion of executive compensation in the form of bonuses is not guaranteed and is variable year over year. The Board has discretion to pay bonuses to Named Executive Officers based on recommendations made by the Compensation Committee, which are based on internal corporate, administrative, operating and financial and reserve addition performance as compared to annual quantitative and qualitative targets;

•	the Corporation's compensation program is structured consistently for all executive officers within the Corporation;

•	the overall compensation program is market based and aligned with the Corporation's business plan and long-term strategies; and

•	certain share ownership guidelines and policies that have been implemented by the Corporation for the NEOs. See "Compensation Discussion and Analysis – Share Ownership Policies" in this Information Circular.

The Compensation Committee has not identified any risks that are reasonably likely to have a material adverse effect on the Corporation.

Salary

Named Executive Officers' salaries are reviewed annually and are established taking into consideration individual salaries of executives at comparable companies within the oil and gas industry determined using the Mercer Survey. Base salaries are designed to provide income certainty and to attract and retain executive management. The process undertaken by the Compensation Committee to determine the CEO's salary requires that the CEO receive an industry competitive salary, as approved by the Board. The CEO's salary level was at median and the Senior Vice President's and CFO's salary levels were below the median range for oil and gas issuers similar to Advantage in 2017.

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Bonus Plan

The Board has discretion to pay bonuses to Named Executive Officers based upon recommendations made by the Compensation Committee. The Compensation Committee reviews and considers feedback from the CEO and makes a recommendation to the Board for approval. The payment of annual bonuses is designed to reward company and individual performance of the Named Executive Officers and is based on annual objectives and targets. The Compensation Committee and Board will give appropriate consideration to a variety of quantitative and qualitative factors including, internal corporate, operating, financial, health, safety and environment, reserve additions and administration achievements.

Key accomplishments factored into the bonus determination for 2017 include the following:

Key Accomplishments
Financial

✓    Annual cash flow increased 10% to $183 million (8% on a per share basis) with an operating netback margin and cash flow margin of 76% and 71%, respectively. Cash flow was supported by a 50% increase in liquids revenue and the Corporation’s proactive market diversification and hedging initiatives including $28 million of hedging gains.

✓    Achieved position as lowest cost Montney natural gas producer in the Western Canadian Sedimentary Basin with total cash costs of $0.88/mcfe, 5% less than 2016 (includes royalties, operating expense, transportation expense, general and administrative expense, and finance expense), and an operating expense of $0.25/mcfe.

✓    Maintained a strong balance sheet with a 2017 year-end total debt to trailing cash flow ratio of 1.2 and an undrawn credit facility of $191 million.

✓    Continued to build a commodity risk management portfolio through to 2024 that partially mitigates the volatility of future cash flows in support of our multi-year development plan, and contributes to future market diversification.

Operations

✓    Increased average annual daily production 16% to a record 236 mmcfe/d for 2017 as compared to 2016, including a 33% increase in liquids production to 1,218 bbls/d, despite pipeline maintenance and curtailments that persisted during the second half of the year. Achieved a three-year annual average production growth per debt adjusted share of 21%.

✓    Opportunistically acquired 37 sections of complementary Montney acreage and successfully extended liquids rich delineation drilling within and outside Glacier. Our 110 net sections (70,400 net acres) of land contained in Valhalla, Wembley and Progress are located proximal to our Glacier property with recent results that have helped extend and confirm our growing liquids rich inventory beyond the liquids rich Middle Montney formation at Glacier and allows Advantage to invest in additional resource opportunities to continue creating long term value.

✓    Continued significant technological improvements in drilling and completion efficiencies that allowed us to achieve shallower production declines, lower well costs and lower total corporate cash costs with reduced capital requirements.

✓    Since starting the acid gas scheme in 2011, the Alberta Government has recognized that Advantage has environmentally sequestered 57,000 tonnes of CO2 equivalent in 2017 and 292,000 tonnes life to date.

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Key Accomplishments
Reserves

✓    Realized a proved developed producing F&D cost of $1.32/mcfe ($7.92/boe) for the year ended December 31, 2017 and a three year average of $1.30/mcfe ($7.80/boe).

✓    Achieved a 1P F&D cost of $0.98/mcfe ($5.88/boe) for the year ended December 31, 2017 and a three year average of $0.69/mcfe ($4.15/boe) including the change in FDC.

✓    Achieved a 2P F&D cost of $0.84/mcfe ($5.01/boe) for the year ended December 31, 2017 and a three year average of $0.52/mcfe ($3.11/boe) including the change in FDC. These reserve addition costs were achieved despite the investment in facilities including the Glacier gas plant expansion to 400 mmcf/d, and infrastructure costs with a frac water supply system, gas gathering system expansions and additional utilities, and land acquisitions expected to provide tremendous future opportunities, including additional liquids-rich development.

✓    Replaced 455% and 433% of 2017 annual production on a 1P and 2P basis, respectively, with a 13% increase in 2P reserves to 2.49 Tcfe (413.8 million boe) including natural gas liquids which increased 35% to 31.8 million barrels. Recycle ratios of 2.1 and 2.5 were achieved for 1P and 2P reserve additions, respectively.

✓    At Valhalla, successful drilling results confirmed strong natural gas rates and high liquid yields in the Upper and Middle Montney formations. This resulted in Advantage’s first bookings of undeveloped locations at Valhalla which has further increased our significant liquids rich drilling inventory.

Health, Safety and Environment

✓    Incident reporting of lost time due to injuries well below provincial averages.

✓    No spills in 2017, which is a direct result of Advantage's due diligence on pipeline maintenance and its corrosion mitigation program.

✓    Achieved a score of 98% for the third year running in the Certificate of Recognition audit program, which is an independent provincially administered program that requires stringent quality standards and execution of the Corporation’s environment, health and safety management practices.

✓    Achieved a 26.16 rating on the Alberta Liability Management Rating (as of December 31, 2017), which placed Advantage in 10th place out of 745 companies in Alberta.

Based on the 2017 achievements, the Corporation had another year of strong performance during what continues to be a challenging environment. Advantage's 2017 annual budget parameters were all exceeded while maintaining financial discipline and the overall results were determined by the Compensation Committee and Board to be top quartile performance. Bonuses were determined based on Mercer quartile rankings and peer group data relative to each Named Executive Officers performance. Bonuses paid to the Named Executive Officers for the year ended December 31, 2017, totalled $1,125,000 (December 31, 2016 - $1,335,000) reflective of this strong performance.

Long-Term Compensation

The Corporation's long-term compensation consists primarily of equity based awards. This encourages executive officers to continue to create favourable results over a longer period of time and reduces the risk of actions that may have only short-term advantages. The Corporation's option-based equity awards currently consist of Options granted pursuant to the Option Plan and the Corporation's share-based equity awards currently consist of Performance Awards granted pursuant to the Award Plan. In 2015, the Compensation Committee granted 50% of equity based awards in the form of Options and 50% in the form of Performance Awards. In 2016 and 2017, the Compensation Committee granted 100% of the equity based awards in the form of Performance Awards to enhance the long-term alignment of such awards with key performance metrics. Total outstanding Options and Performance Awards represent 1.9% of Advantage's total outstanding Shares as at December 31, 2017.

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Options

Under the Option Plan, the Board may grant Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation. The purpose of the Option Plan is to develop the interest of the directors, officers and employees of, and consultants to Advantage and any of its controlled entities in the growth and development of Advantage by providing them with the opportunity to acquire a proprietary interest in Advantage. Options granted vest evenly over three years, starting on the first anniversary date from the date of grant and expire after five years from date of grant. In 2015, Options were granted to officers and employees of Advantage representing 0.6% of Advantage's total outstanding common shares at December 31, 2015. In 2016 and 2017, no Options were granted to officers and employees of Advantage.

Award Plan

The Award Plan grants Incentive Awards to persons who are employees or officers of the Corporation or any affiliate (as defined in the ABCA) of Advantage ("Advantage Affiliate") or who are consultants or other service providers to the Corporation or any Advantage Affiliate (collectively, "Service Providers"). Performance Awards granted in 2015 represented 0.15% of Advantage's total outstanding Shares at December 31, 2015. Performance Awards granted in 2016 represented 0.36% of Advantage's total outstanding Shares at December 31, 2016. Performance Awards granted in 2017 represented 0.37% of Advantage's total outstanding Shares at December 31, 2017. Performance Awards cliff vest (all at once) after three years from the date of grant. On the vesting date the number of Performance Awards is multiplied by a Payout Multiplier (as defined herein) applicable to the grant year and multiplied by the previous five day volume weighted average trading price on the TSX of the Shares to determine the Performance Award amount.

For the purposes of the Award Plan, "Corporate Performance Measures" for any grant that the Compensation Committee in its sole discretion shall determine, means the performance measures to be taken into consideration in granting Incentive Awards under the Award Plan and determining the payout multiplier by the Compensation Committee (the "Payout Multiplier") which may include, without limitation, the following: (a) the percentile rank, expressed as a whole number, of, with respect to any period, the total return to Shareholders on the Common Shares calculated using cumulative dividends, if any, on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period (the "Total Shareholder Return") relative to returns calculated on a similar basis on securities of members of the Peer Comparison Group over the applicable period (the "Relative Total Shareholder Return" or "Relative TSR"); (b) annual cash flow per Common Share; (c) absolute or relative cost structure; (d) capital efficiency; (e) key leading and lagging indicators of health, safety and environmental performance; (f) the development and execution of the Corporation's strategic plan as determined by the Board; (g) reserves growth or reserves addition efficiencies; and (h) such additional measures as the Compensation Committee or the Board, in its sole discretion, shall consider appropriate in the circumstances.

The current Corporate Performance Measures by grant year along with the Payout Multiplier ranges is summarized below:

Corporate Performance Measures	2015 Grant	2016 Grant	2017 Grant
Relative Total Shareholder Return	✓	✓	✓
Relative Cost Structure	✓	✓	✓
Capital Efficiency	✓	✓	✓

Payout Multiplier Range	0 to 2.5	0 to 2.5	0 to 2.5

The 2015 grant of Performance Awards vested on April 6, 2018 and the Compensation Committee assessed the Corporate Performance Measures for 2015 to 2017. Upon recommendation by the Compensation Committee, the Board of Directors approved a Payout Multiplier of 1.85, recognizing the outstanding achievement of the Corporate Performance Measures during such three year period.

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For further details see "Share-Based Awards - Restricted and Performance Award Incentive Plan" in Schedule "C" to this Information Circular. At the Meeting, the Proposed Amendments are being placed before Shareholders for approval. For a summary of the Proposed Amendments see "Matters to be Acted Upon at the Meeting – Approval of Amendments to Restricted and Performance Award Incentive Plan and Unallocated Incentive Awards under the Restricted and Performance Award Incentive Plan" in this Information Circular. Also see a copy of the Award Plan reflecting the Proposed Amendments attached hereto as Schedule "D".

Burn Rates

The following table sets forth the annual burn rate for each of the three most recently completed fiscal years for each of the Corporation’s equity incentive plans. The burn rate has been calculated by dividing the number of awards granted under the arrangement during the applicable fiscal year, by the weighted average number of Shares outstanding for the applicable fiscal year:

Plans	2015	2016	2017
Options	0.58%	0.00%	0.00%
Performance Awards(2)	0.15%	0.36%	0.37%
DSUs	0.02%	0.03%	0.03%
Total	0.75%	0.39%	0.40%

Notes:

(1)	Assuming a payout multiplier of 1.

Other Compensation

Employee Share Purchase Plan

Under the Purchase Plan, all full-time employees of Advantage may contribute an amount of their regular base salary ranging from a minimum of 0% to a maximum of 5% (in 1% increments), excluding bonuses, deferred compensation, overtime pay, statutory holiday pay or any special incentive compensation payments. Advantage will match the contribution on a 2:1 basis. Advantage uses the contributions to acquire Common Shares on behalf of the employees through open market purchases at the current market price on the TSX. Advantage's Named Executive Officers are eligible to participate in the Purchase Plan on the same basis as all other full-time employees of Advantage. For the year ended December 31, 2017, $100,295 was contributed by Advantage to match the contributions of the Named Executive Officers.

Perquisites and Benefits

To attract and retain high quality executive talent and offer competitive levels of compensation, Advantage provides certain perquisites and benefits to the Named Executive Officers. Perquisites and benefits are reviewed periodically to ensure an appropriate benefit level is maintained. Executive officers are eligible for benefits paid by Advantage, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental and paid parking.

Pension Plans and Retiring Allowances

Advantage does not currently provide its Named Executive Officers, including the CEO, with pension plan benefits or retiring allowances.

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Share Ownership Policies

The Board has a mandatory share ownership policy for executive officers, which provides that each of the NEOs are required to acquire and hold equity securities of the Corporation with a minimum aggregate market value of three times their annual base salary. The NEOs have a period of five (5) years from the date of the implementation of the policy, or from the date of their appointment, whichever is later, to acquire the value required. Compliance with the policy will be confirmed on December 31 of each year. The current NEOs were all in compliance at December 31, 2017 with this mandatory share ownership policy as depicted in the following table:

Name	Mandatory minimum share ownership value (1) ($)	Mandatory share ownership as a Multiple of Annual Salary		Actual Share Ownership value (2) ($)	Actual Share Ownership value as a Multiple of Annual Salary (3)
Andy Mah	1,260,000	3	x	5,699,419	13.6	x
Neil Bokenfohr	930,000	3	x	4,389,093	14.2	x
Craig Blackwood	855,000	3	x	2,165,497	7.6	x

Notes:

(1)	Represents three times the annual base salary for Mr. Mah, Mr. Bokenfohr and Mr. Blackwood.
(2)	The value is calculated based on the number of Shares owned at December 31, 2017 multiplied by the market price of Shares at December 29, 2017, being $5.40 per Share.
(3)	Represents the actual share ownership value divided by annual base salary.

As the NEOs significantly exceed the mandatory minimum share ownership policy, it is the NEOs intentions to occasionally dispose of Shares or settle the vesting and exercise of equity incentive awards in cash for financial and estate planning purposes, portfolio diversification or to pay taxes, as applicable.

Clawback Policy

In order to ensure that policies and processes are in place to govern responsible and ethical behaviors amongst executives officers and to mitigate the risk of material fraud or misconduct by an executive officer, the Board has implemented an Executive Incentive Compensation Clawback Policy (the "Clawback Policy") applicable to the Corporation's executive officers whereby if:

•	an executive officer engages in fraud or intentional illegal conduct which materially contributed to the need for a restatement of the Corporation's financial statements;

•	the executive officer received incentive compensation calculated on the achievement of those financial results; and

•	the amount of any such incentive compensation actually paid or awarded to an executive officer would have been a lower amount had it been calculated based on such financial statements,

then the Clawback Policy provides that the Compensation Committee may, at their sole discretion, subject to certain exceptions and taking into account such considerations as it deems appropriate, seek to recover for the benefit of the Corporation the excess of the incentive compensation the executive officer would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after tax basis.

Hedging Restrictions

Pursuant to Advantage's Disclosure, Confidentiality and Trading Policy, directors and NEOs may not knowingly sell, directly or indirectly, a security of the Corporation if such person selling such security does not own or has not fully paid for the security to be sold. In addition, directors and NEOs may not, directly or indirectly, buy or sell a call or put in respect of a security of the Corporation. Notwithstanding these prohibitions, a director or NEO of the Corporation may sell a security which such person does not own if such person owns another security convertible into such security or an option or right to acquire such security sold, and within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the securities so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable, to the purchaser.

Other than as disclosed above, Advantage does not have any written policies that prohibit a director or NEO from purchasing other financial instruments, including, for greater certainty, forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or NEO.

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Shareholder Outreach

The Corporation engages its Shareholders on an ongoing basis and in a variety of ways, tailored to the specific needs of each Shareholder group, including attending and participating in numerous investor conferences throughout the year, where members of the Corporation's senior management team meet with Shareholders. The Corporation also conducts numerous roadshows in a variety of cities to meet with Shareholders and potential shareholders. In addition to the foregoing, information is also provided to investors through the Corporation's website at www.advantageog.com and investors may contact the Investor Relations department by mail, email or phone.

Performance Graph

The following graph illustrates Advantage's five year cumulative Shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of $100 on December 31, 2012, compared to the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index.

In 2014, Advantage became a pure play company with a clearly defined multi-year development plan for its Glacier Montney natural gas resource play. Advantage has consistently executed on this strategy and has grown Montney production to a record annual production rate of approximately 236 mmcfe/d for 2017, grown reserves while achieving a three year average 2P F&D cost of $0.52/mcfe ($3.11/boe) including the change in FDC for the year ended December 31, 2017, constructed and expanded a 100% owned and controlled Glacier gas plant, reduced total costs to an industry leading low cost structure, and continued to improve well productivity resulting in robust well economics. Since 2014, Advantage's Share price has increased significantly and has exceeded both the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration & Production GICS Sub Industry Index total return. Advantage's share price remained strong through the first three quarters of 2017 regardless of the escalating pressure on natural gas prices. During the third quarter of 2017 and continuing into October, Alberta natural gas prices were very volatile due to pipeline maintenance and expansion activities that resulted in various curtailments placing significant pressure on gas prices. As concerns heighted regarding Alberta supply growth, pipeline capacity and access to alternative markets, this situation negatively impacted Advantages share price as well as the entire Canadian natural gas industry. These issues combined with similar challenges in the crude oil industry, political differences, and increasing environmental activism has had a significant negative sentiment towards the Canada energy sector generally.

Named Executive Officers total compensation increased in the past three years reflecting the successful execution of the Company's multi-year development plan for its Glacier Montney natural gas resource play. Total compensation paid to the NEOs in 2017 increased 29% as compared to 2016 due to the additional grant of equity-based compensation in April 2017 to recognize significant achievements in executing Advantage's initial three year development plan.

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Summary Executive Compensation Tables

The following table sets forth information concerning the compensation paid to the NEOs for the years ended December 31, 2015, 2016 and 2017:

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans(3)	Long- term incentive plans(4)	Pension value(4) ($)	All other compensation (5)(6) ($)	Total compensation ($)
Andy Mah	2017	420,000	2,000,000	Nil	525,000	Nil	Nil	50,496	2,995,496
President and	2016	392,700392,700	1,200,003	Nil	625,000	Nil	Nil	48,479	2,266,182
Chief Executive	2015		500,000	499,751	325,000	Nil	Nil	349,212	2,066,663
Officer
Neil Bokenfohr	2017	310,000	1,200,000	Nil	340,000	Nil	Nil	39,136	1,889,136
Senior Vice	2016	280,000	780,000	Nil	400,000	Nil	Nil	36,905	1,496,905
President	2015	280,000	324,998	324,839	225,000	Nil	Nil	209,474	1,364,311

Craig Blackwood	2017	285,000	1,100,000	Nil	260,000	Nil	Nil	36,829	1,681,829
Vice President,	2016	270,000	696,000	Nil	310,000	Nil	Nil	35,864	1,311,864
Finance and Chief	2015	270,000	290,002	289,853	195,000	Nil	Nil	170,044	1,214,899
Financial Officer

Notes:

(1)	Represents the grant date fair value of Performance Awards granted under the Award Plan (there have been no grants of Restricted Awards). Specifically, the fair value of the Performance Awards was based on the closing trading price on the TSX on the trading day immediately prior to the date of grant at a Payout Multiplier of one times. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of Share-based awards vesting can fluctuate significantly from the grant date fair value method of valuation as a result of changes in the trading price of the Shares and determination of the Payout Multiplier.
(2)	Represents the grant date fair value of Options granted under the Option Plan and does not represent the cash value of such grant. The fair value is determined using a Black-Scholes-Merton valuation model, using weighted average assumptions including: volatility 2015 – 37%, expected forfeiture rate 2015 – 4.0%, and risk-free rate 2015 – 0.48%. Advantage uses this methodology as it is a commonly recognized means of calculating a meaningful and reasonable estimate of fair value. The actual value of option-based awards vesting can fluctuate significantly from the imputed value derived under the Black-Scholes-Merton valuation model as a result of changes in the trading price of the Shares. No Options were granted to the NEOs in 2016 and 2017.
(3)	Reflects cash bonuses earned in 2015 and paid in 2015, cash bonuses earned in 2016 and paid in 2017 and cash bonuses earned in 2017 and paid in 2018.
(4)	Advantage does not provide long-term incentive plan compensation or pension plan compensation.
(5)	Perquisites received by each of the NEOs including property or other personal benefits provided to the NEOs include: medical and dental benefits; life insurance; short-term and long-term disability insurance; parking allowance; and the Purchase Plan. These benefits are intended to be comparable with those that the NEOs would receive if employed elsewhere in the industry.
(6)	Other compensation includes: (i) contributions made by Advantage on behalf of NEOs pursuant to the matching provisions of the Purchase Plan. Advantage contributed under the Purchase Plan for the NEOs an aggregate of $94,270 in 2015, $94,270 in 2016 and $100,295 in 2017; and (ii) retention amounts paid in 2015 to the NEOs as follows: Mr. Mah $299,853, Mr. Bokenfohr $171,675 and Mr. Blackwood $133,287.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2017.

	Option-based Awards				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(4) ($)
Andy Mah	345,690	5.87	April 16, 2019	Nil	70,922	382,979	Nil
	263,799	6.82	April 6, 2020	Nil	178,042	961,427	Nil
					228,050	1,231,470	Nil
Neil Bokenfohr	246,483	5.87	April 16, 2019	Nil	46,099	248,935	Nil
	171,470	6.82	April 6, 2020	Nil	115,727	624,926	Nil
					136,830	738,882	Nil
Craig Blackwood	237,674	5.87	April 16, 2019	Nil	41,135	222,129	Nil
	153,002	6.82	April 6, 2020	Nil	103,264	557,626	Nil
					125,428	677,311	Nil

Notes:

(1)	The value is calculated based on the difference between the market price of Shares at December 29, 2017, being 5.40 per Share and the exercise price of the Options.
(2)	Represents Performance Awards granted pursuant to the Award Plan.
(3)	The value is calculated by multiplying the number of Shares issuable pursuant to unvested Performance Awards (assuming a Payout Multiplier of one times) by the market price of the Shares at December 29, 2017, being $5.40 per Share.
(4)	There were no Performance Awards that were vested and not paid out or distributed at December 31, 2017.

Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2017 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2017. The vesting terms are subject to the Option Plan and Award Plan, as applicable.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Andy Mah	540,810	1,723,203	525,000
Neil Bokenfohr	372,586	1,228,753	340,000
Craig Blackwood	349,602	1,184,702	260,000

Notes:

(1)	The value is calculated based on the difference between the market price of Shares on the vesting date and the exercise price of the Options on the vesting date.
(2)	Reflects cash bonuses earned in 2017 and paid in 2018.
(3)	The value is calculated by multiplying the number of Shares issuable pursuant to vested Performance Awards by the Payout Multiplier and the market price of the Shares on the vesting date.

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Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2017.

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders Option Plan(1) Award Plan(2)	2,005,857 Common Shares 1,580,299 Common Shares	$6.30 N/A	6,362,486 Common Shares 1,209,149 Common Shares
Equity compensation plans not approved by securityholders	-	-	-

Total	3,586,156 Common Shares	N/A	7,571,635 Common Shares

Notes:

(1)	See Schedule "B" to this Information Circular for a description of the terms of the Option Plan. As at December 31, 2017, the Option Plan provided for the rolling grant of Options equal to up to six percent (6%) of the issued and outstanding Common Shares less the number of securities outstanding under the Award Plan. As at the date hereof, the Option Plan provides for the rolling grant of Options equal to up to four point five percent (4.5%) of the issued and outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Option Plan, and any exercises of Options will make new grants available under the Option Plan.
(2)	See Schedule "C" to this Information Circular for a description of the terms of the Award Plan. As at December 31, 2017, the Award Plan provided for the rolling grant of Restricted Awards and Performance Awards equal to up to one point five percent (1.5%) of the issued and outstanding Common Shares. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Restricted Awards and Performance Awards issuable under the Awards Plan, and any vesting of Restricted Awards and Performance Awards and issuance of Shares pursuant to such Restricted Awards and Performance Awards will make new grants available under the Award Plan.

Termination and Change of Control Benefits

Each of the Named Executive Officers has an executive employment contract with Advantage. These contracts provide for participation by the Named Executive Officers in the Option Plan, the Award Plan, in any bonus plan in place, participation in any benefit plans in place and further provide for certain payments to be made where the executive is terminated without "just cause", without "good reason" or upon a "change of control". The Named Executive Officer may terminate his employment with Advantage for any reason upon thirty (30) days written notice.

If the executive is terminated without "just cause", without "good reason" or upon a "change of control", the agreements provide that in respect of Mr. Mah, he will be entitled to 1.5 times the executive's then annual salary (the "Retirement Allowance") plus an amount equal to 15% of the Retirement Allowance as well as 1.5 times the average cash bonus (if any) paid to the executive by the Corporation under the cash bonus plan during the prior two year period, in each case less the required withholdings or deductions. For Messrs. Bokenfohr and Blackwood, the entitlements are the same except that such executive officers are only entitled to one times the executive's then annual salary and one times the average cash bonus paid over the prior two years. In the event of a Change of Control, Performance Awards do not vest immediately, while remaining outstanding Options vest immediately. The Board has recently focused more on the granting of Performance Awards to enhance the long-term alignment of such awards with key performance metrics and as such there are no unvested Options currently outstanding. On a Change of Control, the Board may in its sole discretion determine to accelerate vesting of the Performance Awards and evaluate the Corporate Performance Measures after taking into consideration whether the executive's employment or service relationship is or is to be terminated or such executive is constructively dismissed or offered to continue employment or service on terms that are not a material adverse change.

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Estimated Incremental Compensation on

Termination Without "Just Cause", Without "Good Reason", or Upon a "Change of Control"

(based on hypothetical termination as at December 31, 2017 and assuming no withholdings or deductions)

	Compensation Components
Name	Retirement Allowance ($)	15% of Retirement Allowance ($)	Bonus ($)	Option Vesting (1) ($)	Performance Awards Vesting (2) ($)	TOTAL ($)

Andy Mah	630,000	94,500	862,500	Nil	2,575,876	4,162,876
Neil Bokenfohr	310,000	46,500	370,000	Nil	1,612,742	2,339,242
Craig Blackwood	285,000	42,750	285,000	Nil	1,457,066	2,069,816

Notes:

(1)	The Option vesting value was calculated based on the difference between the market price of the Shares at December 29, 2017, being $5.40 per Share and the exercise price of the Options.
(2)	The Performance Awards vesting value was calculated by multiplying the number of Shares underlying the Performance Awards by the market price of the Shares at December 29, 2017, being $5.40 per Share, multiplied by a Payout Multiplier of one times.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, or former directors, officers or employees of the Corporation nor any of its associates or affiliates is now or has been indebted to the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") requires reporting issuers to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") set forth in National Policy 58-201 – Corporate Governance Guidelines.

The Corporation has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators in respect of corporate governance practices. The impact of National Instrument 52-110 in respect of audit committees, National Instrument 52-109 in respect of certification of disclosure on issuer's annual and interim filings, NI 51-101 in respect of standards of disclosure for oil and gas activities, National Instrument 51-102 in respect of continuous disclosure obligations and NI 58-101 and National Policy 58-201 providing guidance on corporate governance practices (the "Guidelines") have been considered.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) Advantage must submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occur to the Audit Committee; and (iv) Advantage must annually provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under the NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Set out below is a description of the Corporation's corporate governance practices.

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Director Independence

The Corporation currently has six directors, a majority of which are independent directors within the meaning of NI 58-101. Paul G. Haggis, Ronald A. McIntosh, Stephen E. Balog, Grant Fagerheim and Jill T. Angevine are all independent within the meaning of NI 58-101. Andy J. Mah is not independent as he is currently the President and Chief Executive Officer of the Corporation. The Audit Committee, Compensation Committee and Independent Reserve Evaluation Committee of the Board are all comprised entirely of independent directors. See also "Matters to be Acted Upon at the Meeting – Election of Directors".

On at least an annual basis, the Board conducts an analysis and makes a determination as to the "independence" of each member of the Board. The mandate of the Board is attached hereto as Schedule "A".

The independent directors hold regularly scheduled in camera sessions, without non-independent directors and members of management present either before or after each meeting of the Board and otherwise as required. During 2017, nine of such meetings were held.

The chair of the board (the "Chair"), Ronald A. McIntosh, is an independent director within the meaning of NI 58-101, and has the following role and responsibilities:

•	when present, to preside at all meetings of the Board and, unless otherwise determined by the directors, at all meetings of shareholders;

•	endeavour to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the board to function as a unit;

•	to the extent that is reasonably practicable, provide advice, counsel and mentorship to the Chief Executive Officer, committee Chairs, and fellow directors;

•	responsible to ensure that Board meetings function satisfactorily and that the tasks of the Board are handled in the most reasonable fashion under the circumstances. In this connection, it is recommended that the Chair attempt to ensure that the individual director's particular knowledge and competence are used as best as possible in the Board work for the benefit of the Corporation. The Chair shall endeavour to encourage full participation and discussion by individual directors, stimulate debate, facilitate consensus and ensure that clarity regarding decisions is reached and duly recorded;

•	endeavour to ensure that the Board's deliberations take place when all of the directors are present and, to the extent that is reasonably practicable, to ensure that all essential decisions are made when all of the directors are present;

•	encourage Board members to ask questions and express view points during meetings;

•	deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus;

•	endeavour to ensure that the independent members of the Board meet in separate, regularly scheduled, non management closed sessions with internal personnel or outside advisors, as needed or appropriate;

•	endeavour to establish a line of communication with a Chief Executive Officer of the Corporation to ensure that Board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings;

•	endeavour to fulfill his or her Board leadership responsibilities in a manner that will ensure that the Board is able to function independently of management. The Chair shall consider, and provide for meetings of all of the independent directors without management being present. The Chair shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of the Corporation in appropriate circumstances, subject to the approval of the Compensation Committee;

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•	endeavour to ensure that the Board meets at least four times annually and as many additional times as necessary to carry out its duties effectively and shall endeavour to ensure that the Shareholders meet at least once annually and as many additional times as required by law;

•	with respect to meetings of directors or Shareholders, it is the duty of the Chair to enforce the Rules of Order. The Chair shall liaise with the Corporate Secretary of the Corporation to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all Board and Shareholder meetings and shall also liaise with the committee Chairs, other directors, the Chief Executive Officer and outside advisors, as appropriate, to establish the agenda for each board meeting;

•	endeavor to:

o	ensure that the boundaries between the Board and Management responsibilities are clearly understood and respected and that relationships between the Board and Management are conducted in a professional and constructive manner;

o	facilitate effective communication between directors and Management, both inside and outside of board meetings;

o	actively participate and oversee the administration of the annual evaluation of performance and effectiveness of the Board, Board Committees, all individual directors, committees chairs (other than the board Chair or any committee upon which the Board Chair sits as the Chair) and Chief Executive Officer;

o	when appropriate, assist directors in their transition from the Board and to support the orientation of new directors and the continuing education of current directors; and

o	to ensure that an annual performance evaluation of the board Chair (and any committee upon which the Board Chair sits as the Chair) is conducted, soliciting input from all directors and appropriate members of Management and to carry out any other appropriate duties and responsibilities as may be assigned by the Board from time to time.

Other Board Committees and Position Descriptions

The Corporation has established the Audit Committee, the Compensation Committee and the Independent Reserve Evaluation Committee of the Board, each comprised entirely of independent directors. The Board has developed mandates for each of the Committees of the Board which detail the composition, duties and responsibilities of the Committees, as well as position descriptions for the Chair of each of the Committees. Certain information regarding the Audit Committee, including the mandate of the Audit Committee, is contained in the Corporation's annual information form for the year ended December 31, 2017, an electronic copy of which is available on the Corporation's profile on SEDAR at www.sedar.com and website at www.advantageog.com.

The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees, developing and reviewing the Corporation's approach to corporate governance matters, and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the Board can function independently of management. See "Executive Compensation – Compensation Discussion and Analysis – Compensation Governance – Mandate of the Compensation Committee" in this Information Circular for a description of the mandate of the Compensation Committee.

The Independent Reserves Evaluation Committee of the Board is comprised of Mr. Stephen Balog (Chair), Mr. Ronald McIntosh, Mr. Paul Haggis and Mr. Grant Fagerheim, all of whom are independent directors. The Independent Reserve Evaluation Committee assists the Board in meeting its responsibilities to review the qualifications, experience, reserve evaluation approach and costs of the independent engineering firm that performs Advantage's reserve evaluation and to review the annual independent engineering report. The committee reviews and recommends for approval by the Board on an annual basis the statements of reserve data and other information specified in NI 51-101. The committee also reviews any other oil and gas reserve report prior to release by the Corporation to the public and reviews all of the disclosure in the annual information form of the Corporation related to the oil and gas activities of the Corporation.

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The Board has developed a written position description for the CEO, the Chair and the chairman of each committee of the Board. See "Director Independence" above for a summary of the written position description for the Chair.

Compensation

The Corporation has a Compensation Committee comprised of only independent directors. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to reviewing the effectiveness of the Board and its committees; developing and reviewing the Corporation's approach to corporate governance matters; and reviewing, developing and recommending to the Board for approval, procedures designed to ensure that the board can function independently of management. See "Executive Compensation – Compensation Discussion and Analysi – Compensation Governance" in this Information Circular. The Compensation Committee annually conducts a review of directors' and officers' compensation having regard to the Corporation's peers, various governance reports on current trends in directors' compensation and independently complied compensation data for directors and officers of reporting issuers of comparative size to the Corporation.

Nomination of Directors

The Compensation Committee is comprised of entirely independent directors and is responsible for identifying new candidates for Board nomination having regard to the strengths and constitution of the Board members and their perception of the needs of the Corporation. The Compensation Committee has the authority to hire experts and advisors, including executive search firms, if deemed appropriate. See "Executive Compensation – Compensation Discussion and Analysis – Compensation Governance – Mandate of the Compensation Committee" in this Information Circular for a description of the mandate of the Compensation Committee.

Board Assessments

The effectiveness of the Board, its committees on the individual Board members is reviewed annually through a comprehensive self-assessment and inquiry questionnaire.

Director Term Limits

As discussed under "Matters to be Acted Upon at the Meeting – Appointment of Directors – Board Renewal" in this Information Circular, the Corporation has not adopted term limits for the directors or the Board or other mechanisms of Board renewal. The Compensation Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The Compensation Committee and the Board also recognize that a director's experience and knowledge of the Corporation's business is a valuable resource. Accordingly, the Board believes that the Corporation and its Shareholders are better served with the regular assessment of the effectiveness of the Board, Board committees and the effectiveness and contribution of individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits.

Board and Management Diversity

The Corporation has adopted a written Board and Management diversity and renewal policy (the "Diversity Policy"), which provides that Board nominations and executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board and Management at the time. The Corporation is committed to a meritocracy and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives, without reference to their age, gender, race, ethnicity or religion, is in the best interests of the Corporation and all of its stakeholders. In accordance with the Diversity Policy, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation; however, the Board will not compromise the principles of a meritocracy by imposing quotas or targets.

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To measure the effectiveness of the Diversity Policy, the Compensation Committee reviews annually the composition and diversity of the Board, including the process of identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates. The Compensation Committee will do a similar review of appointments of executive officer positions to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available. The Compensation Committee will also review the number of women actually appointed and serving on the Board or in Management to evaluate whether it is desirable to adopt additional requirements or policies with respect to the diversity of the Board and Management.

While the Corporation has implemented the Diversity Policy and recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Corporation is in the best interests of the Corporation and all of its stakeholders, the Corporation does not currently have any rules or formal policies that specifically require the identification, consideration, nomination or appointment of a targeted number of female Board nominees or candidates for executive management positions. In accordance with the Diversity Policy described above, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation; however, the Board will not compromise the principles of a meritocracy by imposing quotas or targets. Currently, Advantage does not have any women on its executive management team and 1 out of 6 or 16.7% of the directors of the Corporation are women.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics and Code of Ethics for Senior Officers (collectively, the "Code"). All executives and employees are required to annually acknowledge understanding of the Code thereby confirming their ethical conduct. The Code is located on Advantage's profile on SEDAR at www.sedar.com and is also available on Advantage's website at www.advantageog.com.

The Board monitors compliance with the Code by requiring periodic reporting by its senior officers as to their compliance with the Code (and the Board requests immediate notification of any departures from the Code). The "whistleblower" policy, which is available on Advantage's website at www.advantageog.com, provides a procedure for the submission of information by any employee relating to possible violations of the Code.

The Corporation has not filed any material change reports since its inception that pertains to any conduct of a director or executive officer that constitutes a departure from the code of conduct.

Conflicts of Interest

To address conflicts of interest, Board members and executive officers are required to declare the nature and extent of any material interest in any transactions or agreements and may not vote in relation to any such matter. In certain cases an independent committee may be formed to deliberate on such matters in the absence of the interested party.

Due to the fact that the Corporation has the Code, a reporting process pursuant to such Code, a Board Mandate and Terms of Reference for the Compensation Committee, the Corporation sees no need to implement additional procedures related to conflicts of interest at this time.

Orientation and Continuing Education of Directors

The Compensation Committee is responsible for the recruitment of new directors and ensuring adequate orientation in order for new directors to fully understand the roles and mandates of the Board and its committees. The Board provides new directors with access to all background documents of the Corporation, including all corporate records and prior board materials, and new Board members are offered access to all officers of the Corporation for orientation as to the nature and operations of Advantage's business.

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All of Advantage's directors have significant experience in the oil and natural gas industry and the majority are members of professional organizations, which have continuing education standards that apply to their members. The Corporation will consider any request for it to pay for any education courses for any members of the Board relating to corporate governance, financial literacy or technical literacy. In addition, Management of the Corporation is available to members of the Board to discuss operational and other matters.

Succession Planning

The Board is responsible for succession planning and in particular, for choosing the Corporation's executive officers. The Compensation Committee reviews succession planning issues on a regular basis, including, specifically, succession planning in relation to the positions of the Named Executive Officers. In this regard, the Compensation Committee periodically discusses a succession plan for senior leadership positions that includes a description of the potential successors for such senior leadership positions in the organization. Such discussion identifies potential successors for each executive, as well as other senior positions in the organization, and highlights personal development areas that require enhancement in order for each candidate to be fully prepared for opportunities of higher responsibility. The Compensation Committee also periodically discusses any candidates who could assume critical leadership roles in the short term in the event an unexpected circumstance arises and an executive leaves a role earlier than anticipated. The Board or the Compensation Committee will meet with the CEO at least annually to review the performances of senior management in their current roles and discuss future capabilities and development plans for these individuals.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of the Corporation, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting, other than the election of directors and the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the beginning of the most recently completed financial year, none of the directors or executive officers of the Corporation or the proposed directors of the Corporation, or any person or company that will be the direct or indirect owner of, or will exercise control or direction of, more than 10% of any class or series of the Corporation's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction or any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information respecting the Corporation is available on SEDAR at www.sedar.com. Financial information respecting the Corporation is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for its most recently completed financial year. Shareholders can access this information on SEDAR, on Advantage's website at www.advantageog.com or by request to the Chief Financial Officer of the Corporation at the following address:

Advantage Oil & Gas Ltd.

Suite 300, 440 – 2nd Avenue S.W.

Calgary, Alberta T2P 5E9

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SCHEDULE "A"
MANDATE OF THE BOARD OF DIRECTORS

Advantage Oil & Gas Ltd.

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Advantage. In general terms, the Board will endeavour to:

(a)	define the principal objective(s) of the Corporation based upon the recommendations of the chief executive officer of the Corporation (the "CEO") and others deemed appropriate for such purpose;

(b)	monitor the management of the business and affairs of Advantage with the goal of achieving Advantage's principal objective(s) as defined by the Board;

(c)	discharge the duties imposed on the Board by applicable laws; and

(d)	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will endeavor to perform the following duties.

Strategic Operating, Capital Plans and Financing Plans

•	require the CEO to present annually to the Board a longer range strategic plan and a shorter range business plan for Advantage's business, which plans must

o	be designed to achieve Advantage's principal objectives;

o	identify the principal strategic and operational opportunities and risk of Advantage's business; and

o	be approved by the Board as a pre-condition to the implementation of such plans;

•	review progress towards the achievement of the goals established in the strategic, operating and capital plans;

•	review the principal risks of the Corporation's business identified by the CEO and review management's implementation of the appropriate systems to manage these risks;

•	approve the annual operating and capital budgets and plans and subsequent revisions thereof;

•	approve property acquisitions and dispositions in excess of $5 million;

•	approve the establishment of credit facilities and borrowings; and

•	approve issuances of additional shares or other securities to the public.

Monitoring and Acting

•	monitor Advantage's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

•	monitor overall human resource policies and procedures, including compensation and succession planning;

•	appoint the CEO and determine the terms of the CEO's employment with Advantage;

•	approve the distribution policy of Advantage;

•	review the systems implemented by management and the Board which are designed to maintain or enhance the integrity of Advantage's internal control and management information systems;

•	monitor the "good corporate citizenship" of Advantage, including compliance by Advantage with all applicable environmental laws;

•	in consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Advantage and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards;

•	require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Advantage and its officers and employees; and

•	approve all matters relating to a takeover bid of Advantage.

Compliance Reporting and Corporate Communications

•	review the procedures implemented by Management and the Board which are designed to ensure that the financial performance of Advantage is properly reported to shareholders, other security holders and regulators on a timely and regular basis;

•	recommend to shareholders of Advantage a firm of chartered accountants to be appointed as Advantage's auditors;

•	review the procedures designed and implemented by management and the independent auditors to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles;

•	review the procedures implemented by Management and the Board which are designed to ensure the timely reporting of any other developments that have a significant and material impact on the value of Advantage;

•	review, consider and where required, approve, the reports required under National/Instrument 51 101 of the Canadian Securities Administrators;

•	report annually to shareholders on the Board's stewardship for the preceding year; and

•	where required, approve any policy designed to enable Advantage to communicate effectively with its shareholders and the public generally.

Governance

•	in consultation with the Chairman of the Board, develop a position description for the Chairman of the Board;

•	facilitate the continuity, effectiveness and independence of the Board by, amongst other things,

o	selecting nominees for election to the Board;

o	appointing a Chairman of the Board who is not a member of management;

o	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

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o	defining the mandate or terms of reference of each committee of the Board;

o	ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman of the Board, the Board as a whole, each committee of the Board and each director; and

o	establishing a system to enable any director to engage an outside adviser at the expense of Advantage; and

•	review annually the adequacy and form of the compensation of directors.

Delegation

•	The Board may delegate its duties to and receive reports and recommendations from any committee of the Board.

Composition

•	A majority of Board members should be "independent" Directors as such term is defined in National Instrument 52-110 – Audit Committees and as defined in Section 303A.02 of the Corporate Governance Rules of the New York Stock Exchange.

•	On at least an annual basis, the Board shall conduct an analysis and make a positive affirmation as to the "independence" of a majority of its Board members.

•	Members should have or obtain sufficient knowledge of Advantage and the oil and gas business to assist in providing advice and counsel on relevant issues.

Meetings

•	The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

•	Minutes of each meeting shall be prepared by the Secretary to the Board.

•	The Chief Executive Officer or his designate(s) may be present at all meetings of the Board.

•	Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

Reporting / Authority

•	Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

•	Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any Director upon request to the Chief Executive Officer.

•	The Board shall have the authority to review any corporate report or material and to investigate activity of the Corporation and to request any employees to cooperate as requested by the Board.

•	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Advantage.

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SCHEDULE "B"
OPTION-BASED AWARDS – STOCK OPTION PLAN

Advantage Oil & Gas Ltd.

Option-Based Awards

Applicable Canadian securities legislation defines an "option-based award" as an award under an equity incentive plan of options, including share options, share appreciation rights and similar instruments that have option-like features.

The Option Plan provides for the grant of option-based awards to directors, officers and employees of, and consultants to the Corporation (collectively the "Optionees"). No Options were granted in 2016 or 2017.

On April 19, 2018, the Board approved certain amendments to the Option Plan. In accordance with the amending provisions in the Option Plan, the Board approved the following amendments to the Option Plan, which amendments did not require Shareholder approval:

•	an decrease in the maximum number of Shares issuable pursuant to the exercise of Stock Options awarded under the Option Plan and all other security based compensation arrangements of the Corporation from 6.0% to 4.5% of the Shares outstanding from time to time;

•	a decrease to the maximum number of Shares issuable to any one person upon exercise of Stock Options awarded under the Option Plan and all other established or proposed share compensation arrangements of the Corporation from 6.0% to 4.5% of the outstanding Shares;

•	a decrease to the maximum number of Shares reserved for issuance at any time or issued within one year pursuant to the Option Plan and all other established or proposed share compensation arrangements of the Corporation, to insiders from 6.0% to 4.5% of the outstanding Shares;

•	a decreased to the maximum of Shares issued in one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of the Corporation, to any one insider and such insider's associates from 6.0% to 4.5% of the outstanding Shares; and

•	certain other "housekeeping" amendments.

Stock Option Plan

Eligibility

The Option Plan provides for the granting of Options to purchase Common Shares to directors, officers and employees of, and consultants to the Corporation.

Administration

The Option Plan is administered by the Compensation Committee.

Limitations to the Option Plan

Unless otherwise approved by Shareholders, the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other share compensation arrangements of Advantage is 4.5% of the Common Shares outstanding from time to time.

If any Options granted under the Option Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Options relate shall be available for the purposes of the granting of further Options under the Option Plan.

In addition to the limit on the aggregate number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan:

(a)	the number of Common Shares issued to any one person upon exercise of Options awarded under the Option Plan and all other established or proposed share compensation arrangements of Advantage shall not exceed 4.5% of the outstanding Common Shares;

(b)	the number of Common Shares reserved for issuance at any time or issued within one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of Advantage, to Insiders (as defined in the applicable rules of the Exchange for this purpose) shall not exceed 4.5% of the outstanding Common Shares and the number of Common Shares issued within one year, pursuant to the Option Plan and all other established or proposed share compensation arrangements of Advantage, to any one Insider and such Insider's associates shall not exceed 4.5% of the outstanding Common Shares; and

(c)	the participation of non-management directors in the Option Plan is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Options under the Option Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

In determining the number of Common Shares issued within one year, the number of Common Shares will be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements of Advantage over the preceding one-year period.

Vesting of Options

The Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

Expiry Date

All Options granted pursuant to the Option Plan will expire on a date (the "Expiry Date") as determined by the Board at the time of the grant. In April, 2014, the Board approved an amendment to the Option Plan to provide that the Expiry Date of any new Options that are granted pursuant to the Option Plan cannot be more than five years from the time of the grant. In accordance with the Option Plan, approval of Shareholders was not required for the amendment. Any Options which have not been exercised by the Expiry Date shall expire and become null and void.

Notwithstanding the foregoing:

(a)	if the Expiry Date of any Option falls within:

(i)	any Black-Out Period (as defined below) (the "Restricted Options"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the last day of the Black-Out Extension Term (as defined below); and

(ii)	a period that an Optionee (other than an Insider) is on a Leave of Absence (as defined below), the Expiry Date shall, without any further action, be extended to the last day of the Leave Extension Term (as defined below).

The foregoing extensions apply to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in the Option Plan. Unless approved by the Board, no Options may be exercised by an Optionee during a Black-Out Period;

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(b)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Option Agreement (as defined below), pertaining to a particular Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage for any reason whatsoever, other than the death or disability (as contemplated under (c) below), the Optionee may, prior to the Expiry Date and within 30 days after the Cessation Date (as defined below), exercise the Options which have vested on or prior to the Cessation Date, after which time the Option shall terminate; and

(c)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Option Agreement pertaining to a particular Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage as a result of the death or disability of the Optionee, the Optionee or the Optionee's personal representative or estate may, prior to the Expiry Date and within six months after the Cessation Date, exercise the Options held by the Optionee which have vested during or prior to the six month period, after which time the Option shall terminate.

In the Option Plan, the following terms have the following meanings:

"Black-Out Extension Term" means ten (10) Business Days from the date that any Black-Out Period ends;

"Black-Out Period" means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

"Cessation Date" means the date of the Optionee's termination of, or resignation from, active employment with Advantage, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being. For greater certainty, a transfer of employment or services between Advantage and any of its subsidiaries or between any subsidiaries of Advantage shall not be considered an interruption or termination of the employment of an Optionee for any purpose of the Option Plan;

"Leave of Absence" means a period of time designated as a "leave of absence" by the Board which is in excess of three months; and

"Leave Extension Term" means that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months plus ten (10) Business Days from the date that any Leave of Absence ends provided the Leave Extension Term shall not exceed one year from the Expiry Date.

Exercise Price

The exercise price (the "Exercise Price") of any Option granted pursuant to the Option Plan shall be fixed by the Board when the Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the grant. "Market Price", on any date, shall be the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the date of grant (or, if the Common Shares are not then listed and posted for trading on the Exchange, such price as is required by such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Exercise Price shall be determined by the Board in its sole discretion.

Assignability

The right to receive Common Shares pursuant to an Option to an Optionee may only be exercised by such Optionee personally or through the Optionee's personal representative or estate and no assignment, sale, transfer, pledge or charge of a Option, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Option shall terminate and be of no further force or effect.

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Exercise of Option

Subject to the Option Plan and the applicable Option Agreement, the Optionee may:

(a)	exercise from time to time by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Option, Advantage will, within 7 days following receipt of the Exercise Notice and payment of the purchase price, cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

(b)	exercise the right (the "Put Right") from time to time to require Advantage to purchase all or any part of the Options of the Optionee by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, Advantage will purchase from the Optionee all of the Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the closing price of the Common Shares on the immediately preceding date, determined on the date of receipt of the Put Notice by Advantage (the "Notice Date"), over the Exercise Price for each Option being purchased under the Put Right. Upon the exercise of the Put Right, Advantage will, at its sole election, cause to be delivered to the Optionee either: (A) a cheque or electronic deposit representing the Purchase Price; or (B) that number of Common Shares that represent a monetary value equal to the Purchase Price, within five business days of the Notice Date. Notwithstanding the foregoing, Advantage may at its sole discretion decline to accept the exercise of a Put Right at any time.

On April 24, 2015, the Option Plan was amended to provide that the Purchase Price is equal to the excess of the closing price of the Common Shares on the immediately preceding date over the Exercise Price for each Option being purchased under the Put Right. Previously, the Purchase Price was equal to the excess of the Current Market Price, being the volume weighted average trading price of the Common Shares on the Exchange for the five trading days prior to the Notice Date on which at least one board lot traded as reported by the Exchange, over the Exercise Price for each Option being purchased under the Put Right. In accordance with the amending provisions contained in the Option Plan described under "Amendment or Discontinuance of the Option Plan" below, such amendment was approved by the Board and approval of Shareholders was not required.

Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Board may make such adjustments to the Option Plan, to any Options and to any Option Agreements outstanding under the Option Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Option into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Optionees hereunder.

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Take-over Bids

If approved by the Board, Option Agreements may provide that, whenever Shareholders receive a take-over bid (as defined in the Securities Act (Alberta)), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) (a "Take-Over Proposal"), such Options may be exercised as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Optionee (the "Take-over Acceleration Right"), but any such Option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such Take-Over Proposal. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the Take-Over Proposal, any such Common Shares so purchased by the Optionee shall be deemed to be cancelled and returned to the treasury of Advantage, and shall be added back to the number of Common Shares, if any, remaining unexercised under the Option (and shall thus be available for exercise of the Option in accordance with the terms thereof) and upon presentation to Advantage of share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund to the Optionee all consideration paid by him or her in the initial purchase thereof. The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Option and the tenth (10th) day following the expiry date of the Take-over Proposal. Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

Change of Control

Notwithstanding any other provision in the Option Plan and any Option Agreements, if there takes place a Change of Control, as defined below, at any time before the Expiry Date, Advantage shall give notice of such Change of Control to all Optionees. Each Optionee shall have the right, whether or not such notice is given to it by Advantage, to exercise all Options to purchase all of the Common Shares optioned to them (whether vested or unvested), which have not previously been purchased in accordance with the Option Plan and any Option Agreements. All Options not exercised prior to the effective date determined by the Board shall be deemed to have been cancelled and shall be of no further force or effect. If for any reason such Change of Control is not effected, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Advantage, shall be added back to the number of Options, if any, remaining unexercised and upon presentation to Advantage of the Common Share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

In the Option Plan, a "Change of Control" means:

(a)	the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(b)	the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(c)	the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(d)	the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

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(e)	individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(f)	the sale or disposition by Advantage of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders exchange their Common Shares for the securities of one or more other entities, whether affiliated with Advantage or not.

Option Agreement

A written agreement will be entered into between Advantage and each Optionee to whom a Option is granted hereunder (a "Option Agreement"), which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, the Expiry Date and any other terms approved by the Board, all in accordance with the provisions of the Option Plan. The Option Agreement will be in the form of agreement as the Board may from time to time approve or authorize the officers of Advantage to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Advantage.

Amendment or Discontinuance of the Option Plan

The Option Plan and any Options granted pursuant to the Option Plan may be amended, modified or terminated by the Board without approval of the Shareholders, subject to any required approval of the Exchange.

Notwithstanding the foregoing, the Option Plan or any Options may not be amended without shareholder approval to:

(a)	increase the number of Common Shares reserved for issuance under the Option Plan or the Option Plan maximum as described under "Limitations to the Option Plan";

(b)	reduce the Exercise Price of any Option granted pursuant to the Option Plan;

(c)	extend the Expiry Date of any outstanding Options other than as permitted pursuant to the Option Plan;

(d)	amend the limitations to the Option Plan to increase the entitlements of non-management directors under the Option Plan;

(e)	permit an Optionee to transfer or assign Options to a new beneficial holder, other than for estate settlement purposes;

(f)	any amendment to increase the number of Common Shares that may be issued to Insiders above the restrictions described under "Limitations to the Option Plan"; or

(g)	amend this provision of the Option Plan.

In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs the rights of any Optionee in respect of any Option previously granted to such Optionee under the Option Plan.

Notwithstanding any other provision in the Option Plan, the Option Plan or any Options may not be amended without shareholder approval to cancel any Options and issue the holder of such Options a new option or other entitlement in replacement thereof or to amend this provision contained in the Option Plan.

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SCHEDULE "C"
SHARE-BASED AWARDS – RESTRICTED AND PERFORMANCE AWARD INCENTIVE PLAN

Advantage Oil & Gas Ltd.

Share-Based Awards

Applicable Canadian securities legislation defines a "share-based award" as an award under an equity incentive plan of equity-based instruments that do not have option-like features, including common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

The Award Plan grants share-based awards to Grantees (as defined below) and for the year ended December 31, 2017, Advantage granted Performance Awards to certain Service Providers.

The summary below presumes the Proposed Amendments have been approved. See "Matters to be Acted Upon at the Meeting – Approval of Amendments to Restricted and Performance Award Incentive Plan and Unallocated Incentive Awards under the Restricted and Performance Award Incentive Plan" in this Information Circular.

Restricted and Performance Award Incentive Plan

On April 14, 2014, the Board approved the adoption by the Corporation of the Award Plan, as amended on April 24, 2015, which Award Plan was approved by Shareholders on May 27, 2015. The Award Plan allows the Board or the Compensation Committee to grant Performance Awards and/or Restricted Awards to Service Providers. Performance Awards granted under the Award Plan are meant to further align with shareholder interests as the magnitude of the Performance Awards received by Service Providers on the vesting date will be determined based on the achievement of various corporate performance measures during a multi-year period as set by the Board. The terms of the Award Plan provides that Performance Awards vest three years after the date of grant.

At the Meeting, the Proposed Amendments are being placed before shareholders for approval. For a summary of the Proposed Amendments see "Matters to be Acted Upon at the Meeting – Approval of Amendments to Restricted and Performance Award Incentive Plan and Unallocated Incentive Awards under the Restricted and Performance Award Incentive Plan" in this Information Circular. Also see a copy of the Award Plan reflecting the Proposed Amendments attached hereto as Schedule "D".

Eligibility and Grants of Incentive Awards

Incentive Awards may be granted only to Service Providers; provided, however, that the participation of a Service Provider in the Award Plan is voluntary. The Award Plan will be administered by the Board or the Compensation Committee. The Compensation Committee has the authority in its sole discretion to administer the Award Plan and to exercise all the powers and authorities either specifically granted to it under the Award Plan or necessary or advisable in the administration of the Award Plan. In determining the Service Providers to whom Incentive Awards may be granted ("Grantees") and the number of Incentive Awards granted, the Compensation Committee may take into account such factors as it shall determine in its sole discretion, including, but not limited to, compensation data for comparable benchmark positions among the group of public Canadian oil and gas issuers determined by the Compensation Committee, from time to time in their discretion (the "Peer Comparison Group"), the Corporate Performance Measures (as defined below) for the applicable period, and such other factors as the Compensation Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Award Plan.

For the purposes of the Award Plan, "Corporate Performance Measures" for any period that the Compensation Committee in its sole discretion shall determine, means the performance measures to be taken into consideration in granting Incentive Awards under the Award Plan and determining the Payout Multiplier determined by the Compensation Committee pursuant to the Award Plan in respect of any Performance Award, which may include, without limitation, the following: (a) the percentile rank, expressed as a whole number, of, with respect to any period, the Total Shareholder Return relative to returns calculated on a similar basis on securities of members of the Peer Comparison Group over the applicable period; (b) annual cash flow per Common Share; (c) absolute or relative cost structure; (d) capital efficiency; (e) key leading and lagging indicators of health, safety and environmental performance of the Corporation and the Advantage Affiliates; (f) the development and execution of the Corporation's strategic plan as determined by the Board; (g) reserves growth or reserves addition efficiencies; and (h) such additional measures as the Compensation Committee or the Board, in its sole discretion, shall consider appropriate in the circumstances.

Further, for the purposes of the Award Plan, "Fair Market Value" means, for so long as the Common Shares are listed and posted for trading on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading), the volume weighted average of the prices at which the Common Shares traded on the said exchange for the five (5) trading days immediately preceding such date.

Limits on Issuance

Notwithstanding any other provision of the Award Plan:

(a)	the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards at any time is limited to 3.0% of the aggregate number of issued and outstanding Common Shares, provided that the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards and all other security based compensation arrangements, cannot exceed 4.5% of the Common Shares outstanding from time to time;

(b)	the number of Common Shares reserved for issuance to any one Service Provider under all security based compensation arrangements will not exceed 4.5% of the issued and outstanding Common Shares;

(c)	the number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 4.5% of the issued and outstanding Common Shares;

(d)	the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 4.5% of the issued and outstanding Common Shares; and

(e)	the number of Common Shares issuable pursuant to Incentive Awards to non-management directors is limited to the lesser of: (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Incentive Award calculated at the Grant Date.

Restricted Awards

Subject to the provisions of the Award Plan, the Corporation shall pay to each Grantee an amount equal to the number of Incentive Awards (as such number may be adjusted in accordance with the terms of the Award Plan) multiplied by the Fair Market Value of the Common Shares (the "Award Value") to which the Grantee is entitled pursuant to such Incentive Award, which amount shall be payable (each a "Payment Date"), unless otherwise determined by the Compensation Committee, as to one-third of the Award Value underlying such Restricted Awards on each of the first, second and third anniversaries of the grant date of the Restricted Awards; provided that the Grantee remains in continuous employment or service with the Corporation or an Advantage Affiliate through the applicable Payment Date.

Performance Awards

Subject to the provisions of the Award Plan, with respect to any Performance Awards, the Payment Dates thereunder shall be the third anniversary of the grant date of the Performance Awards unless otherwise determined by the Compensation Committee, provided that the Grantee remains in continuous employment or service with the Corporation or an Advantage Affiliate through the Payment Date.

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Leave of Absence

Where a Grantee is on a Leave of Absence (as defined in the Award Plan), the Payment Date or Payment Dates for any Incentive Awards held by such Grantee shall be suspended until such time as such Grantee returns to active employment or active service, provided that where the period of the Leave of Absence exceeds three (3) months, a Payment Date for any Incentive Award that occurs during or subsequent to the period of the Leave of Absence shall be extended by, and no adjustments shall be made for dividends, if any, that are paid during, that portion of the Leave of Absence that exceeds three (3) months. Further, if any such extension would cause the Payment Date or Payment Dates to extend beyond December 31 of the third year following the year in which the Incentive Award was granted (the "Expiry Date"), the rights to receive payments on such Payment Date or Payment Dates will be forfeited by the Grantee.

Black Out Periods

Where a Payment Date occurs on a date when a Grantee is subject to a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage ("Black-Out Period"), such Payment Date shall be extended to a date which is within three business days following the end of such Black-Out Period, and further provided that if any such extension would cause the Payment Date or Payment Dates to extend beyond the Expiry Date, the amounts to be paid on such Payment Date or Payment Dates will be paid on the Expiry Date notwithstanding the Black-out Period.

Change of Control

In the event of an Change of Control (as defined in the Award Plan) prior to the Payment Dates determined in accordance with the Award Plan, the Board may, in its sole discretion (including taking into consideration whether the Grantee's employment or service relationship is or is to be terminated or such Grantee is constructively dismissed or offered to continue employment or service with the successor entity on terms that are not a material adverse change in the Grantee's salary, title, lines of reporting, city or field work location), by Board resolution, determine to accelerate the Payment Date in respect of any Incentive Awards so designated by the Board.

Adjustments

Immediately prior to each Payment Date, the Award Value payable pursuant to the applicable Incentive Awards on such Payment Date shall be adjusted by multiplying the number of Incentive Awards for which payment remains to be made by the Adjustment Ratio (as defined in the Award Plan) applicable, if any, in respect of such Incentive Awards.

Acceleration of the Payment Date

Notwithstanding the foregoing, the Board may, in its sole discretion, accelerate the Payment Date for all or any portion of previously granted Incentive Awards.

Determination of the Payout Multiplier

Prior to the Payment Date in respect of any Performance Award, the Compensation Committee will assess the performance of the Corporation for the applicable period. The individual measures, weighting of the individual measures comprising the Corporate Performance Measures shall be determined by the Compensation Committee in its sole discretion having regard to the principal purposes of the Award Plan and, upon the assessment of the Corporate Performance Measures, the Compensation Committee shall determine the Corporation's ranking. The applicable Payout Multiplier in respect of this ranking shall be determined by the Board in its sole discretion.

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Payment in Respect of Incentive Awards

On the Payment Date, the Corporation, at its sole and absolute discretion, shall have the option of settling the Award Value payable in respect of an Incentive Award by payment in cash, payment in Common Shares acquired by the Corporation on the TSX, or payment in Common Shares issued from treasury of the Corporation.

Termination of Relationship as Service Provider

Unless otherwise determined by the Compensation Committee or unless otherwise provided in a written agreement between the Corporation and a Grantee (an "Incentive Award Agreement") pertaining to a particular Incentive Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider:

(a)	if a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Payment Date for all Incentive Awards awarded to such Grantee under any outstanding Incentive Award Agreements shall be accelerated to the Cessation Date (as defined in the Award Plan), provided that the Compensation Committee, taking into consideration the performance of such Grantee and the performance of the Corporation since the date of grant of the Incentive Award, may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee;

(b)	if a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee;

(c)	if a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is thirty (30) days after the Cessation Date, all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee; and

(d)	if a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

Transferability

Subject to the terms of the Award Plan, the right to receive payment pursuant to an Incentive Award granted to a Service Provider is held only by such Service Provider personally. Except as otherwise provided in the Award Plan, no assignment, sale, transfer, pledge or charge of an Incentive Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Incentive Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Incentive Award will terminate and be of no further force or effect.

Merger and Sale

If the Corporation enters into any transaction or series of transactions, other than a transaction that is a Change of Control and to which certain sections of the Award Plan apply, whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets become the property of any other trust, body corporate, partnership or other person (a "Successor") whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction, the Corporation and the Successor shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Corporation under the Award Plan and the Incentive Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect, or, if the Incentive Awards (and the covenants and obligations of the Corporation under this Plan and the Incentive Award Agreements outstanding on consummation of such transaction) are not so assumed by the Successor, then the Payment Date for all Incentive Awards and underlying Award Value that has yet to be paid as of such time shall be the date which is immediately prior to the date upon which the transaction is consummated.

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Amendments

The Compensation Committee may not, without the approval of the shareholders, make any amendments to: (a) increase the aggregate number or the percentage of Common Shares reserved for issuance pursuant to Incentive Awards in excess of the limits contained in item (a) under "Limits on Issuance" above; (b) change any of the limitations on Incentive Awards contained in items (b), (c), (d) and (e) under "Limits on Issuance" above; (c) extend the Payment Date of any Incentive Awards issued under the Award Plan beyond the latest Payment Date specified in the Incentive Award Agreement (other than as permitted by the terms and conditions of the Award Plan) or extend the term beyond the original Expiry Date (other than as permitted by the terms and conditions of the Award Plan); (d) permit a Grantee to transfer or assign Incentive Awards to a new beneficial holder other than for estate settlement purposes; and (e) amend the amendment provisions of the Award Plan.

Except as restricted by the foregoing, the Compensation Committee may amend or discontinue the Award Plan or Incentive Awards granted thereunder at any time without Shareholder approval provided that any amendment to the Award Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Award Plan or Incentive Awards granted pursuant to the Award Plan may be made without the consent of the Grantee, if it adversely alters or impairs any Incentive Awards previously granted to such Grantee under the Award Plan.

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SCHEDULE "D"

AMENDED AWARD PLAN

restricted and performance award INCENTIVE PLAN

The Board of Directors of Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") has adopted this Restricted and Performance Award Incentive Plan (the "Plan") in order to govern the issuance of Incentive Awards to Service Providers.

1.	Purposes

The principal purposes of the Plan are as follows:

(a)	to retain and attract qualified Service Providers that the Corporation and Advantage Affiliates require;

(b)	to promote a proprietary interest in the Corporation by such Service Providers and to encourage such persons to remain in the employ or service of the Corporation and Advantage Affiliates and put forth maximum efforts for the success of the affairs of the Corporation and the business of the Advantage Affiliates; and

(c)	to focus management of the Corporation and Advantage Affiliates on operating and financial performance and long-term Total Shareholder Return.

2.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)	"Adjustment Ratio" means, with respect to any Incentive Award, the ratio used to adjust the number of Incentive Awards on which payment shall be based on the applicable Payment Dates pertaining to such Incentive Award determined in accordance with the terms of the Plan; and, in respect of each Incentive Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Dividend Payment Date, effective on the day following the Dividend Record Date, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Reinvestment Price;

(b)	"Advantage Affiliate" means a corporation, partnership, trust or other entity that is controlled by the Corporation or that is controlled by the same person that controls the Corporation. For purposes of this definition, a person (the first person) is considered to control another person (the second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of: (i) ownership of or direction over voting securities in the second person, (ii) a written agreement or indenture, (iii) being the general partner or controlling the general partner of the second person, or (iv) being the trustee of the second person;

(c)	"Award Value" means, with respect to any Incentive Awards, an amount equal to the number of Incentive Awards, as such number may be adjusted in accordance with the terms of the Plan, multiplied by the Fair Market Value of the Common Shares;

(d)	"Black-Out Period" means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

(e)	"Board" means the board of directors of the Corporation as it may be constituted from time to time;

(f)	"Cessation Date" means the date that is the earlier of:

(i)	the effective date of the Service Provider's termination or resignation, as the case may be; or

(ii)	the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider's position or job,

regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider;

(g)	"Change of Control" means:

(i)	the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(ii)	the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(iii)	the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv)	the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v)	individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi)	the sale or disposition by Advantage of all or substantially all of its assets other than an internal reorganization with an "affiliate" as defined in the Business Corporations Act (Alberta);

(h)	"Committee" has the meaning set forth in Section 3 hereof;

(i)	"Common Shares" means common shares of the Corporation;

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(j)	"Corporate Performance Measures" for any period that the Committee in its sole discretion shall determine, means the performance measures to be taken into consideration in granting Incentive Awards under the Plan and determining the Payout Multiplier in respect of any Performance Award, which may include, without limitation, the following:

(i)	Relative Total Shareholder Return;

(ii)	annual cash flow per Common Share;

(iii)	absolute or relative cost structure;

(iv)	key leading and lagging indicators of health, safety and environmental performance of the Corporation and the Advantage Affiliates;

(v)	the development and execution of the Corporation's strategic plan as determined by the Board;

(vi)	reserves growth or reserves addition efficiencies; and

(vii)	such additional measures as the Committee or the Board, in its sole discretion, shall consider appropriate in the circumstances;

(k)	"Dividend" means any dividend, return of capital or special distribution paid by the Corporation in respect of the Common Shares, whether in the form of cash or Common Shares, expressed as an amount per Common Share;

(l)	"Dividend Payment Date" means any date that a Dividend is paid to Shareholders;

(m)	"Dividend Record Date" means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(n)	"Exchange" means the TSX or such other stock exchange(s) on which the Common Shares are then listed and posted for trading from time to time;

(o)	"Expiry Date" means December 31 of the third year following the year in which the Incentive Award was granted;

(p)	"Fair Market Value" means for so long as the Common Shares are listed and posted for trading on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading), the volume weighted average of the prices at which the Common Shares traded on the for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Committee in its sole discretion, acting reasonably and in good faith;

(q)	"Grantees" has the meaning set forth in Section 4 hereof;

(r)	"Incentive Award" means a Restricted Award or Performance Award made pursuant to the Plan;

(s)	"Incentive Award Agreement" has the meaning set forth in Section 5 hereof;

(t)	"Insider" means an insider of the Corporation and any person who is an associate or affiliate of an insider of the Corporation;

(u)	"Leave of Absence" means a Service Provider being absent from active employment or active service as a result of sabbatical, disability, education leave, maternity or parental leave, or any other form of leave approved by the Committee;

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(v)	"Payment Date" means, with respect to any Incentive Award, the date upon which the Corporation shall pay to the Grantee the Award Value to which the Grantee is entitled pursuant to such Incentive Award in accordance with the terms hereof;

(w)	"Payout Multiplier" means the payout multiplier determined by the Committee in accordance with Section 5(c) hereof;

(x)	"Peer Comparison Group" means, the group of public Canadian oil and gas issuers determined by the Committee, from time to time in their discretion;

(y)	"Performance Award" means an Incentive Award under the Plan designated as a "Performance Award" in the Incentive Award Agreement pertaining thereto, for which payment shall be made on the Payment Date(s) determined in accordance with Section 5 hereof;

(z)	"Reinvestment Price" shall be equal to the Fair Market Value of the Common Shares on the trading day immediately preceding the Divided Payment Date;

(aa)	"Relative Total Shareholder Return" or "Relative TSR" means the percentile rank, expressed as a whole number, of Total Shareholder Return relative to returns calculated on a similar basis on securities of members of the Peer Comparison Group over the applicable period;

(bb)	"Restricted Award" means an Incentive Award under the Plan designated as a "Restricted Award" in the Incentive Award Agreement pertaining thereto, for which payment shall be made on the Payment Dates(s) determined in accordance with Section 5 hereof;

(cc)	"Security Based Compensation Arrangements" means (i) stock option plans for the benefit of employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation's shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever;

(dd)	"Service Providers" has the meaning set forth in Section 4 hereof;

(ee)	"Shareholder" means a holder of Common Shares;

(ff)	"Successor" has the meaning set forth in Section 9 hereof;

(gg)	"Total Shareholder Return" means, with respect to any period, the total return to Shareholders on the Common Shares calculated using cumulative Dividends, if any, on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Committee in its sole discretion); and

(hh)	"TSX" means the Toronto Stock Exchange.

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3.	Administration and Limits on Issuance

(a)	This Plan will be administered by the Board of Directors of Advantage or the Human Resources, Compensation and Corporate Governance Committee of Advantage (such committee or the Board of Directors of Advantage, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Committee.

(b)	The Committee shall have the authority in its sole discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, subject to and not inconsistent with the express provisions of this Plan and of Section 10 hereof, including, without limitation:

(i)	the authority to grant Incentive Awards;

(ii)	to determine the Fair Market Value of the Common Shares on any date;

(iii)	to determine the Service Providers to whom, and the time or times at which Incentive Awards shall be granted and shall become issuable;

(iv)	to determine the number of Incentive Awards to be granted and the allocation between Restricted Awards and Performance Awards;

(v)	to determine members of the Peer Comparison Group from time to time;

(vi)	to determine the Corporate Performance Measures and the Payout Multiplier in respect of a particular period;

(vii)	to prescribe, amend and rescind rules and regulations relating to the Plan;

(viii)	to interpret the Plan;

(ix)	to determine the terms and provisions of Incentive Award Agreements (which need not be identical) entered into in connection with Incentive Awards; and

(x)	to make all other determinations deemed necessary or advisable for the administration of the Plan.

(c)	The Committee may delegate to one or more of its members, to the President and Chief Executive Officer or the Chief Financial Officer of the Corporation or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.

(d)	For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of an Incentive Award in any period shall not require the Committee to approve the grant of an Incentive Award to any Service Provider in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of an Incentive Award in any period require it to approve the grant of an Incentive Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period. The Committee shall not be precluded from approving the grant of an Incentive Award to any Service Provider solely because such Service Provider may previously have been granted an Incentive Award under this Plan or any other similar compensation arrangement of the Corporation or an Advantage Affiliate. No Service Provider has any claim or right to be granted an Incentive Award.

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(e)	Notwithstanding any other provision of this Plan:

(i)	the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards at any time shall be limited to 3.0% of the aggregate number of issued and outstanding Common Shares, provided that the maximum number of Common Shares issuable pursuant to outstanding Incentive Awards and all other Security Based Compensation Arrangements, shall not exceed 4.5% of the Common Shares outstanding from time to time;

(i)	the number of Common Shares reserved for issuance to any one Service Provider under all Security Based Compensation Arrangements will not exceed 4.5% of the issued and outstanding Common Shares;

(ii)	the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 4.5% of the issued and outstanding Common Shares;

(iii)	the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 4.5% of the issued and outstanding Common Shares; and

(iv)	the number of Common Shares issuable pursuant to Incentive Awards to non-management directors is limited to the lesser of:

(A)	1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and

(B)	an annual equity award value for each non-management director of $100,000, with the value of each Incentive Award calculated at the Grant Date.

4.	Eligibility and Award Determination

Incentive Awards may be granted only to persons who are employees or officers of the Corporation or any Advantage Affiliate or who are consultants or other service providers to the Corporation or any Advantage Affiliate (collectively, "Service Providers"); provided, however, that the participation of a Service Provider in the Plan is voluntary. For greater certainty, a transfer of employment or services between the Corporation and an Advantage Affiliate or between Advantage Affiliates shall not be considered an interruption or termination of the employment of a Grantee for any purpose of the Plan. In determining the Service Providers to whom Incentive Awards may be granted ("Grantees") and the number of Incentive Awards granted, the Committee may take into account such factors as it shall determine in its sole discretion, including, if so determined by the Committee, any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)	the Corporate Performance Measures for the applicable period;

(d)	the individual contributions and potential contributions of the Grantee to the success of the Corporation;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Corporation;

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(f)	the Fair Market Value or current market price of the Common Shares at the time of grant of such Incentive Award; and

(g)	such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Plan.

5.	Terms and Conditions of Incentive Awards

Each Incentive Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between the Corporation and the Grantee (an "Incentive Award Agreement") which agreement, to the extent required, shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions as the Committee, in its sole discretion, shall establish):

(a)	Type of Incentive Awards - The Committee shall determine the number of Incentive Awards to be awarded to a Grantee in accordance with the provisions set forth in Section 4 hereof and shall designate such awards as either "Restricted Awards" or a "Performance Awards", as applicable, in the Incentive Award Agreement relating thereto.

(b)	Payment Dates and Adjustment of Incentive Awards

(i)	Restricted Awards: Subject to the provisions of this Section 5(b)(i) and Section 5(e) hereof, with respect to any Restricted Awards, the Payment Dates thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole discretion impose additional or different conditions to the determination of the Payment Date(s) pursuant to any Restricted Awards including, without limitation, performance conditions), provided that the Grantee remains in continuous employment or service with the Corporation or an Advantage Affiliate through the applicable Payment Date:

(A)	as to one-third of the Award Value underlying such Restricted Awards, on the first anniversary of the grant date of the Restricted Awards;

(B)	as to one-third of the Award Value underlying such Restricted Awards, on the second anniversary of the grant date of the Restricted Awards; and

(C)	as to the remaining one-third of the Award Value underlying such Restricted Awards, on the third anniversary of the grant date of the Restricted Awards;

provided, however, that:

(I)	where a Grantee is on a Leave of Absence, the Payment Date or Payment Dates for any Restricted Awards held by such Grantee shall be suspended until such time as such Grantee returns to active employment or active service, provided that where the period of the Leave of Absence exceeds three (3) months, a Payment Date for any Restricted Award that occurs during or subsequent to the period of the Leave of Absence shall be extended by, and no adjustments shall be made to the Adjustment Ratio for Dividends, if any, that are paid during, that portion of the Leave of Absence that exceeds three (3) months, and further provided that if any such extension would cause the Payment Date or Payment Dates to extend beyond the Expiry Date, the rights to receive payments on such Payment Date or Payment Dates shall be forfeited by the Grantee;

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(II)	where a Payment Date occurs on a date when a Grantee is subject to a Black-Out Period, such Payment Date shall be extended to a date which is within three business days following the end of such Black-Out Period, and further provided that if any such extension would cause the Payment Date or Payment Dates to extend beyond the Expiry Date, the amounts to be paid on such Payment Date or Payment Dates shall be paid on the Expiry Date notwithstanding the Black-out Period;

(III)	in the event of any Change of Control prior to the Payment Dates determined in accordance with the above provisions of this Section 5(b)(i), the Board may, in its sole discretion (including taking into consideration whether the Grantee's employment or service relationship is or is to be terminated or such Grantee is constructively dismissed or offered to continue employment or service with the successor entity on terms that are not a material adverse change in the Grantee's salary, title, lines of reporting, city or field work location), by Board resolution, determine to accelerate the Payment Date in respect of any Restricted Awards so designated by the Board;

(IV)	immediately prior to each Payment Date, the Award Value payable pursuant to the applicable Restricted Awards on such Payment Date shall be adjusted by multiplying the number of Restricted Awards for which payment remains to be made by the Adjustment Ratio applicable, if any, in respect of such Restricted Awards; and

(V)	notwithstanding the foregoing, the Board may, in its sole discretion, accelerate the Payment Date for all or any portion of previously granted Restricted Awards.

(ii)	Performance Awards: Subject to the provisions of this Section 5(b)(ii) and Section 5(e) hereof, with respect to any Performance Awards, the Payment Dates thereunder shall be the third anniversary of the grant date of the Performance Awards unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole discretion impose additional or different conditions to the determination of the Payment Dates pursuant to any Performance Awards), provided that the Grantee remains in continuous employment or service with the Corporation or an Advantage Affiliate through the Payment Date;

provided, however, that:

(I)	where a Grantee is on a Leave of Absence, the Payment Date or Payment Dates for any Performance Awards held by such Grantee shall be suspended until such time as such Grantee returns to active employment or active service, provided that where the period of the Leave of Absence exceeds three (3) months, a Payment Date for any Performance Award that occurs during or subsequent to the period of the Leave of Absence shall be extended by, and no adjustments shall be made to the Adjustment Ratio for Dividends, if any, that are paid during, that portion of the Leave of Absence that exceeds three (3) months, and further provided that if any such extension would cause the Payment Date or Payment Dates to extend beyond the Expiry Date, the rights to receive payments on such Payment Date or Payment Dates shall be forfeited by the Grantee;

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(II)	where an Payment Date occurs on a date when a Grantee is subject to a Black-Out Period, such Payment Date shall be extended to a date which is within three business days following the end of such Black-Out Period, and further provided that if any such extension would cause the Payment Date or Payment Dates to extend beyond the Expiry Date, the amounts to be paid on such Payment Date or Payment Dates shall be paid on the Expiry Date notwithstanding the Black-out Period;

(III)	in the event of any Change of Control prior to the Payment Dates determined in accordance with the above provisions of this Section 5(b)(ii), the Board may, in its sole discretion (including taking into consideration whether the Grantee's employment or service relationship is or is to be terminated or such Grantee is constructively dismissed or offered to continue employment or service with the successor entity on terms that are not a material adverse change in the Grantee's salary, title, lines of reporting, city or field work location), by Board resolution, determine to accelerate the Payment Date in respect of any Performance Awards so designated by the Board;

(IV)	immediately prior to each Payment Date, the Award Value payable pursuant to the applicable Performance Awards on such Payment Date shall be adjusted by multiplying the number of Performance Awards for which payment remains to be made by the Adjustment Ratio applicable, if any, in respect of such Performance Awards and the Payout Multiplier applicable to such Performance Awards at such time; and

(V)	notwithstanding the foregoing, the Board may, in its sole discretion, accelerate the Payment Date for all or any portion of previously granted Performance Awards.

Notwithstanding any other provision of this Plan, but subject to other applicable requirements of the Exchange or other regulatory authority, the Committee hereby reserves the right to make any additional adjustments to amounts to be paid pursuant to any Performance Award if, in the sole discretion of the Committee, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(c)	Determination of the Payout Multiplier - Prior to the Payment Date in respect of any Performance Award, the Committee shall assess the performance of the Corporation for the applicable period. The individual measures, weighting of the individual measures comprising the Corporate Performance Measures shall be determined by the Committee in its sole discretion having regard to the principal purposes of the Plan and, upon the assessment of the Corporate Performance Measures, the Committee shall determine the Corporation's ranking. The applicable Payout Multiplier in respect of this ranking shall be determined by the Board in its sole discretion.

(d)	Payment in Respect of Incentive Awards - On the Payment Date, the Corporation, at its sole and absolute discretion, shall have the option of settling the Award Value payable in respect of an Incentive Award by any of the following methods or by a combination of such methods:

(i)	payment in cash;

(ii)	payment in Common Shares acquired by the Corporation on the Exchange; or

(iii)	payment in Common Shares issued from treasury of the Corporation.

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The Corporation shall not determine whether the payment method shall take the form of cash or Common Shares until the Payment Date, or some reasonable time prior thereto. A holder of an Incentive Award shall not have any right to demand, be paid in, or receive Common Shares in respect of the Award Value underlying an Incentive Award, at any time. Notwithstanding any election by the Corporation to settle any Award Value, or portion thereof, in Common Shares, the Corporation reserves the right to change its election in respect thereof at any time up until payment is actually made, and the holder of such Incentive Award shall not have the right, at any time to enforce settlement in the form of Common Shares of the Corporation.

Any amount payable to a Grantee in respect of an Incentive Award shall be paid to the Grantee as soon as practicable following the Payment Date and in any event within sixty (60) days of the Payment Date (provided that any amount payable with respect to an Payment Date that occurs after the Cessation Date, but before the Incentive Award has terminated in accordance with an applicable provision of Section 5(e), must occur not later than either the Expiry Date or March 15 of the year following the year in which the Cessation Date occurs, if earlier) and the Corporation shall withhold from any such amount payable all amounts as may be required by law and in the manner contemplated by Section 6 hereof.

(e)	Termination of Relationship as Service Provider - Unless otherwise determined by the Committee or unless otherwise provided in an Incentive Award Agreement pertaining to a particular Incentive Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)	Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Payment Date for all Incentive Awards awarded to such Grantee under any outstanding Incentive Award Agreements shall be accelerated to the Cessation Date, provided that the Committee, taking into consideration the performance of such Grantee and the performance of the Corporation since the date of grant of the Incentive Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(ii)	Termination for cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(iii)	Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is thirty (30) days after the Cessation Date, all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(iv)	Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (i), (ii) and (iii) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Incentive Award Agreements under which Incentive Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(f)	Rights as a Shareholder - Until Common Shares have actually been received by the Grantee should the Corporation elect to so purchase and deliver Common Shares in accordance with the terms of the Plan, the Grantee to whom such Incentive Award has been made shall not possess any incidents of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive Dividends, if any, on such Common Shares and the right to exercise voting rights in respect of such Common Shares.

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Such Grantee shall only be considered a Shareholder in respect of such Common Shares if and when such Grantee receives such Common Shares.

(g)	Treatment of Non-Cash Dividends - In the case of a non-cash Dividend, including Common Shares or other securities or other property, the Committee will, in its sole discretion and subject to any required approval of the Exchange, determine whether or not such non-cash Dividend will be provided to the Incentive Award holder and, if so provided, the form in which it shall be provided.

(h)	Effect of Certain Changes - In the event:

(i)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(ii)	that any rights are granted to all Shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(iii)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

then, in any such case, the Board may, subject to any required approval of the Exchange, make such adjustments to the Plan, to any Incentive Awards and to any Incentive Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent inappropriate diminishment or enlargement of the amounts to be paid to Grantees hereunder.

6.	Withholding Taxes

When a Grantee or other person becomes entitled to receive a payment in respect of any Incentive Award Agreement, the Corporation shall have the right to require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Grantee of cash payment to the Corporation in an amount less than or equal to the total withholding tax obligation; or

(b)	where the Corporation has elected to deliver Common Shares to the Grantee, the withholding by the Corporation or an Advantage Affiliate, as the case may be, from the Common Shares otherwise payable to the Grantee such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the total withholding tax obligation (net of selling costs, which shall be paid by the Grantee). The Grantee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares; or

(c)	the withholding by the Corporation or an Advantage Affiliate, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

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7.	No Guarantees Regarding Tax Treatment

Grantees (or their beneficiaries) shall be responsible for all taxes with respect to any Incentive Awards under the Plan, whether arising as a result of the grant or exercise of Incentive Awards or otherwise. The Corporation and the Committee make no guarantees to any person regarding the tax treatment of an Incentive Award or payments made under the Plan and none of the Corporation or any of its employees or representatives shall have any liability to a Grantee with respect thereto.

8.	Non-Transferability

Subject to Section 5(e)(i) hereof, the right to receive payment pursuant to an Incentive Award granted to a Service Provider is held only by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of an Incentive Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Incentive Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Incentive Award shall terminate and be of no further force or effect.

9.	Merger and Sale, etc.

If the Corporation enters into any transaction or series of transactions, other than a transaction that is a Change of Control and to which Sections 5(b)(i)(III) and 5(b)(ii)(III) hereof apply, whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets become the property of any other trust, body corporate, partnership or other person (a "Successor") whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction:

(a)	the Corporation and the Successor shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Corporation under this Plan and the Incentive Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the ability to receive shares, trust units, securities or other property of the Successor in lieu of Common Shares on the Payment Date(s) applicable to such Incentive Awards), and subject to compliance with this Section 9, any such Successor shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Plan and such Incentive Award Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Incentive Award Agreements and the obligation of the Corporation to the Grantees in respect of the Incentive Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof; or

(b)	if the Incentive Awards (and the covenants and obligations of the Corporation under this Plan and the Incentive Award Agreements outstanding on consummation of such transaction) are not so assumed by the Successor, then the Payment Date for all Incentive Awards and underlying Award Value that has yet to be paid as of such time shall be the date which is immediately prior to the date upon which the transaction is consummated.

10.	Amendment and Termination of Plan

The Committee may not, without the approval of the Shareholders, make any amendments to:

(a)	increase the aggregate number or the percentage of Common Shares reserved for issuance pursuant to Incentive Awards in excess of the limits prescribed in Section 3(e)(i) of this Plan;

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(b)	change any of the limitations on Incentive Awards contained in Section 3(e)(ii), (iii), (iv) and (v) hereof;

(c)	extend the Payment Date of any Incentive Awards issued under the Plan beyond the latest Payment Date specified in the Incentive Award Agreement (other than as permitted by the terms and conditions of the Plan) or extend the term beyond the original Expiry Date (other than as permitted by the terms and conditions of the Plan);

(d)	permit a Grantee to transfer or assign Incentive Awards to a new beneficial holder other than for estate settlement purposes; and

(e)	change this Section 10 of the Plan.

Except as restricted by the foregoing, the Committee may amend or discontinue the Plan or Incentive Awards granted thereunder at any time without Shareholder approval provided that any amendment to the Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Plan or Incentive Awards granted pursuant to the Plan may be made without the consent of the Grantee, if it adversely alters or impairs any Incentive Awards previously granted to such Grantee under the Plan.

11.	Miscellaneous

(a)	Effect of Headings - The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)	Compliance with Legal Requirements - The Corporation, in its sole discretion, may postpone the delivery of any Common Shares that it elects to deliver pursuant to any Incentive Award to such date as the Committee may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the delivery of Common Shares in compliance with applicable laws, rules and regulations, except that in no event may the issuance and delivery of such Common Shares occur after the Expiry Date. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares that it elects to deliver pursuant to the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada and the United States of the existence of the Plan and the granting of Incentive Awards hereunder in accordance with any such requirements.

(c)	No Right to Continued Employment or Service - Nothing in the Plan or in any Incentive Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any Advantage Affiliate, to be entitled to any remuneration or benefits not set forth in the Plan or an Incentive Award Agreement or to interfere with or limit in any way the right of the Corporation or any Advantage Affiliate to terminate a Grantee's employment or service arrangement with the Corporation or any Advantage Affiliate.

(d)	Ceasing to be a Advantage Affiliate - Except as otherwise provided in this Plan, Incentive Awards granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and a Advantage Affiliate.

(e)	Expenses – Except as provided in Section 6, all expenses in connection with the Plan shall be borne by the Corporation.

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(f)	Unfunded Plan - This Plan shall be unfunded. The Corporation shall not be required to segregate any assets that may at any time be represented by Common Shares, cash or rights thereto, nor shall this Plan be construed as providing for such segregation. Any liability or obligation of the Corporation to any Grantee with respect to an Incentive Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Incentive Award Agreement, and no such liability or obligation of the Corporation shall be deemed to be secured by any pledge or other encumbrance on any property of the Corporation. Neither the Corporation nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

(g)	Grantee Information - Each Grantee shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Grantee acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Committee or its appointed administrator and other third parties in connection with the administration of the Plan. Each Grantee consents to such disclosure and authorizes the Corporation to make such disclosure on the Grantee's behalf.

(h)	Gender - Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

12.	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

13.	Effective Date

This Plan was originally approved by the Board on April 14, 2014 and took effect on April 14, 2014. The Plan was amended with approval by the Board on April 24, 2015 and on April 19, 2018 (the "2018 Amendments") with the 2018 Amendments taking effect on May 29, 2018, subject to any required approval of the Plan by the Shareholders of the Corporation, the Exchange and any other applicable regulatory authority.

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SCHEDULE "E"

OPTION PLAN

STOCK OPTION PLAN

1.	Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of the directors, officers and employees of, and consultants to (collectively the "Optionees") Advantage Oil & Gas Ltd. and any of its controlled entities, such as a subsidiary, partnership or trust (collectively "Advantage") in the growth and development of Advantage by providing them with the opportunity to acquire a proprietary interest in Advantage.

2.	Administration

The Plan will be administered by the Committee.

3.	Granting of Stock Options

The Board may from time to time grant options ("Stock Options") to purchase common shares of Advantage ("Common Shares") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

4.	Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a)	unless otherwise approved by the shareholders of Advantage (the "Shareholders"), the aggregate number of Common Shares that may be issued pursuant to the exercise of Stock Options awarded under the Plan and all other share compensation arrangements of Advantage is 4.5% of the Common Shares outstanding from time to time. Stock Options may be granted under this Plan prior to approval by the Shareholders of this Plan or any increase in the number of Common Shares issuable hereunder, provided that such grant is conditional upon approval of Shareholders of this Plan or an increase in the number of Common Shares issuable, as the case may be. If any Stock Options granted under this Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Common Shares to which such Stock Options relate shall be available for the purposes of the granting of further Stock Options under this Plan;

(b)	the number of Common Shares issued to any one person upon exercise of Stock Options awarded under the Plan and all other established or proposed share compensation arrangements of Advantage shall not exceed 4.5% of the outstanding Common Shares;

(c)	the number of Common Shares reserved for issuance at any time or issued within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Advantage, to Insiders (as defined in Section 18) shall not exceed 4.5% of the outstanding Common Shares and the number of Common Shares issued within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Advantage, to any one Insider and such Insider's associates shall not exceed 4.5% of the outstanding Common Shares; and

(d)	the participation of non-management directors in the Plan is limited to the lesser of (a) 1.0% of the issued and outstanding Common Shares, in aggregate, for all non-management directors; and (b) an annual equity award value for each non-management director of $100,000, with the value of each Stock Option calculated at the time of grant. All Common Shares issued to non-management directors upon the exercise of Stock Options under the Plan must be held by the particular non-management director until the earlier of: (a) three (3) years from the date of issuance of such Common Shares; and (b) the retirement from the Board of the non-management director.

In determining the number of Common Shares issued within one year for the purposes of subclause (c) above, the number of Common Shares shall be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements of Advantage over the preceding one-year period.

5.	Vesting of Stock Options

The Board may, in its sole discretion, determine the time during which Stock Options shall vest and the method of vesting, or that no vesting restriction shall exist either before or after the date of grant.

6.	Expiry Date

All Stock Options granted pursuant to this Plan will expire on a date (the "Expiry Date") as determined by the Board at the time of the grant provided that no Stock Option may be exercised beyond five years from the time of the grant. Any Stock Options which have not been exercised by the Expiry Date shall expire and become null and void. Notwithstanding the foregoing:

(a)	if the Expiry Date of any Stock Option falls within:

(i)	any Blackout Period (as defined in Section 18) (the "Restricted Options"), then the Expiry Date of such Restricted Options shall, without any further action, be extended to the last day of the Black-Out Extension Term;

(ii)	a period that an Optionee (other than an Insider) is on a Leave of Absence (as defined in Section 18), the Expiry Date shall, without any further action, be extended to the last day of the Leave Extension Term.

The foregoing extensions apply to all Stock Options whatever the date of grant and shall not be considered an extension of the term of the Stock Options as referred to in Section 15 hereof. Unless approved by the Board, no Stock Options may be exercised by an Optionee during a Blackout Period.

(b)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Stock Option Agreement (as defined in Section 18), pertaining to a particular Stock Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage for any reason whatsoever, other than the death or disability (as contemplated under (c)), the Optionee may, prior to the Expiry Date and within 30 days after the Cessation Date (as defined in Section 18), exercise the Stock Options which have vested on or prior to the Cessation Date, after which time the Stock Option shall terminate; and

(c)	unless otherwise determined by the Board or unless otherwise expressly set forth in a Stock Option Agreement pertaining to a particular Stock Option or any written employment or consulting agreement governing an Optionee, if the Optionee ceases to be a director, officer or employee of Advantage as a result of the death or disability of the Optionee, the Optionee or the Optionee's personal representative or estate may, prior to the Expiry Date and within six months after the Cessation Date (as defined in Section 18), exercise the Stock Options held by the Optionee which have vested during or prior to the six month period, after which time the Stock Option shall terminate.

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7.	Exercise Price

The exercise price (the "Exercise Price") of any Stock Option granted pursuant to the Plan shall be fixed by the Board when the Stock Option is granted, provided that such price shall not be less than the Market Price of the Common Shares on the date of the grant. "Market Price", on any date, shall be the volume weighted average trading price of the Common Shares on the Exchange (as defined in Section 18) for the five trading days prior to the date of grant (or, if the Common Shares are not then listed and posted for trading on the Exchange, such price as is required by such stock exchange in Canada on which such Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Exercise Price shall be determined by the Board in its sole discretion.

8.	Non-assignability

The right to receive Common Shares pursuant to a Stock Option to an Optionee may only be exercised by such Optionee personally or through the Optionee's personal representative or estate and no assignment, sale, transfer, pledge or charge of a Stock Option, whether voluntary, involuntary, by operation of law or otherwise (except by will or the laws of descent and distribution), vests any interest or right in such Stock Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Stock Option shall terminate and be of no further force or effect.

9.	Exercise of Stock Option

(a)	Subject to the Plan and the applicable Stock Option Agreement, the Optionee may:

(i)	exercise from time to time by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Stock Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Stock Option, Advantage will, within 7 days following receipt of the Exercise Notice and payment of the purchase price, cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or representative may in writing direct; or

(ii)	exercise the right (the "Put Right") from time to time to require Advantage to purchase all or any part of the Stock Options of the Optionee by delivery to Advantage, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Stock Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, Advantage will purchase from the Optionee all of the Stock Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the closing price of the Common Shares on the immediately preceding date, determined on the date of receipt of the Put Notice by Advantage (the "Notice Date"), over the Exercise Price for each Stock Option being purchased under the Put Right. Upon the exercise of the Put Right, Advantage will, at its sole election, cause to be delivered to the Optionee either: (A) a cheque or electronic deposit representing the Purchase Price; or (B) that number of Common Shares that represent a monetary value equal to the Purchase Price, within five business days of the Notice Date. Notwithstanding the foregoing, Advantage may at its sole discretion decline to accept the exercise of a Put Right at any time.

10.	Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities,

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then, in any such case, the Board may make such adjustments to the Plan, to any Stock Options and to any Stock Option Agreements outstanding under the Plan as may be appropriate in the circumstances (including changing the Common Shares covered by each Stock Option into other securities on the same basis as Common Shares are converted into or exchangeable for such securities in any such transaction) to prevent dilution or enlargement of the rights granted to Optionees hereunder.

11.	Take-over Bids

If approved by the Board, Stock Option Agreements may provide that, whenever Shareholders receive a take-over bid (as defined in the Securities Act (Alberta), which is not exempt from the take-over bid requirements of Part 13 of the Securities Act (Alberta) (or its replacement or successor provisions) (a "Take-Over Proposal")), such Stock Options may be exercised as to all or any of the Common Shares in respect of which such Stock Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Optionee (the "Take-over Acceleration Right"), but any such Stock Option not otherwise vested and deemed only to have vested in accordance with the foregoing may only be exercised for the purposes of tendering to such Take-Over Proposal. If for any reason any such Common Shares are not so tendered or, if tendered, are not, for any reason taken up and paid for by the offeree pursuant to the Take-Over Proposal, any such Common Shares so purchased by the Optionee shall be and shall be deemed to be cancelled and returned to the treasury of Advantage, and shall be added back to the number of Common Shares, if any, remaining unexercised under the Stock Option (and shall thus be available for exercise of the Stock Option in accordance with the terms thereof) and upon presentation to Advantage of share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund to the Optionee all consideration paid by him or her in the initial purchase thereof. The Take-over Acceleration Right shall commence at such time as is determined by the Board, provided that, if the Board approves the Take-over Acceleration Right but does not determine commencement and termination dates regarding same, the Take-over Acceleration Right shall commence on the date of the Take-over Proposal and end on the earlier of the expiry time of the Stock Option and the tenth (10th) day following the expiry date of the Take-over Proposal. Notwithstanding the foregoing, the Take-over Acceleration Right may be extended for such longer period as the Board may resolve.

12.	Change of Control

Notwithstanding any other provision in this Plan and any Stock Option Agreements, if there takes place a Change of Control, as defined below, at any time before the Expiry Date, Advantage shall give notice of such Change of Control to all Optionees. Each Optionee shall have the right, whether or not such notice is given to it by Advantage, to exercise all Stock Options to purchase all of the Common Shares optioned to them (whether vested or unvested), which have not previously been purchased in accordance with the Plan and any Stock Option Agreements. All Stock Options not exercised prior to the effective date determined by the Board shall be and shall be deemed to have been cancelled and shall be of no further force or effect. If for any reason such Change of Control is not effected, any such Common Shares so purchased by an Optionee shall be, and be deemed to be, cancelled and returned to the treasury of Advantage, shall be added back to the number of Stock Options, if any, remaining unexercised and upon presentation to Advantage of the Common Share certificates representing such Common Shares properly endorsed for transfer back to Advantage, Advantage shall refund the Optionee all consideration paid by the Optionee in the initial purchase thereof.

13.	No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of Advantage in respect of any Common Shares issuable upon exercise of a Stock Option until certificates representing such Common Shares have been issued and delivered.

14.	Option Agreement

A written agreement will be entered into between Advantage and each Optionee to whom a Stock Option is granted hereunder (a "Stock Option Agreement"), which agreement will set out the number of Common Shares subject to option, the Exercise Price, the vesting dates, the Expiry Date and any other terms approved by the Board, all in accordance with the provisions of this Plan. The agreement will be in the form of agreement as the Board may from time to time approve or authorize the officers of Advantage to enter into, and may contain such terms as may be considered necessary in order that the Stock Option will comply with any provisions respecting Stock Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Stock Option is granted may from time to time be a resident or citizen, or the rules of any regulatory body having jurisdiction over Advantage. All option agreements entered into and remaining outstanding prior to the effective date of the Plan continue with full force and effect unamended by the Plan.

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15.	Amendment or Discontinuance of the Plan

This Plan and any Stock Options granted pursuant to the Plan may be amended, modified or terminated by the Board without approval of the Shareholders subject to any required approval of the Exchange. Notwithstanding the foregoing, the Plan or any Stock Options may not be amended without shareholder approval to:

(a)	increase the number of Common Shares reserved for issuance under the Plan or the Plan maximum pursuant to Section 4 hereof;

(b)	reduce the Exercise Price of any Stock Option granted pursuant to the Plan;

(c)	extend the Expiry Date of any outstanding Stock Options other than as permitted pursuant to the Plan;

(d)	amend Section 4(d) to increase the entitlements of non-management directors under the Plan;

(e)	permit an Optionee to transfer or assign Stock Options to a new beneficial holder, other than for estate settlement purposes;

(f)	any amendment to increase the number of Common Shares that may be issued to Insiders above the restrictions contained in Section 4; or

(g)	amend this Section 15.

In addition, no amendment to the Plan or Stock Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs the rights of any Optionee in respect of any Stock Option previously granted to such Optionee under the Plan.

15.1	Additional Restriction

Notwithstanding any other provision in the Plan, the Plan or any Stock Options may not be amended without shareholder approval to cancel any Stock Options and issue the holder of such Stock Options a new option or other entitlement in replacement thereof or to amend this Section 15.1.

16.	Common Shares Duly Issued

Common Shares issued upon the exercise of a Stock Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement.

17.	Withholding Taxes

When an Optionee or other person becomes entitled to receive Common Shares hereunder, Advantage shall have the right to require the Optionee or such other person to remit to Advantage an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board of Directors or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Optionee of cash payment to Advantage in an amount equal to the total withholding tax obligation; or

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(b)	the withholding by Advantage from the Common Shares otherwise due to the Optionee such number of Common Shares as it determines are required to be sold by Advantage, as trustee, to satisfy the total withholding tax obligation (net of selling costs). The Optionee consents to such sale and grants to Advantage an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that Advantage does not accept responsibility for the price obtained on the sale of such Common Shares; or

(c)	the withholding by Advantage from any cash payment otherwise due to the Optionee as is required for the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value (as defined in Section 18) of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Stock Options granted under the Plan. The Board and Advantage make no guarantees to any person regarding the tax treatment of Stock Options or payments made under the Plan and none of Advantage, nor any of its employees or representatives shall have any liability to an Optionee (or its beneficiaries) with respect thereto.

18.	Certain Definitions

In this Plan the following terms shall have the meaning set forth below:

(a)	"Black-Out Extension Term" means ten (10) Business Days from the date that any Black-Out Period ends;

(b)	"Black-Out Period" means a period of time imposed by the Board pursuant to the Insider Trading and Disclosure Policy of Advantage upon certain designated persons during which those persons may not trade in any securities of Advantage;

(c)	"Board" means the Board of Directors of Advantage;

(d)	"Business Day" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(e)	"Cessation Date" means the date of the Optionee's termination of, or resignation from, active employment with Advantage, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being. For greater certainty, a transfer of employment or services between Advantage and any of its subsidiaries or between any subsidiaries of Advantage shall not be considered an interruption or termination of the employment of an Optionee for any purpose of the Plan;

(f)	"Change of Control" means:

(i)	the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(ii)	the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

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(iii)	the closing of a transaction whereby Advantage merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv)	the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v)	individuals who were members of the Board immediately prior to a meeting of the shareholders of Advantage involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi)	the sale or disposition by Advantage of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders exchange their Common Shares for the securities of one or more other entities, whether affiliated with Advantage or not;

(g)	"Committee" means the Board or the Human Resources, Compensation and Corporate Governance Committee of Advantage;

(h)	"Exchange" means the Toronto Stock Exchange;

(i)	"Fair Market Value" with respect to a Common Share, as at any date means the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board of Directors in its sole discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(j)	"Insider" has the meaning set forth in the applicable rules of the Exchange for this purpose;

(k)	"Leave of Absence" means a period of time designated as a "leave of absence" by the Board which is in excess of three months;

(l)	"Leave Extension Term" means that portion of the duration of the period of the Leave of Absence that is in excess of three (3) months plus ten (10) Business Days from the date that any Leave of Absence ends provided the Leave Extension Term shall not exceed one year from the Expiry Date;

(m)	"Stock Option Agreement" has the meaning ascribed thereto in Section 14.

19.	Effective Date

This Plan originally took effect on August 8, 2012. The Plan was amended with approval by the Board on April 19, 2018, with such amendments taking effect on April 19, 2018, subject to any required approval of the Plan by the Shareholders of the Corporation, the Exchange and any other applicable regulatory authority.

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SCHEDULE "F"

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

AMENDED AND RESTATED
SHAREHOLDER RIGHTS PLAN AGREEMENT

MADE AS OF July 9, 2009

~~DATED~~AND AMENDED AND RESTATED AS OF JANUARY 19, 2010 AND MAY 29, 2018

BETWEEN

ADVANTAGE OIL & GAS LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

TABLE OF CONTENTS
AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

Article 1 INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	12
1.3	Headings	12
1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Shares	~~11~~13
1.5	Acting Jointly or in Concert	~~11~~13
1.6	Generally Accepted Accounting Principles	~~11~~13

Article 2 THE RIGHTS		13
2.1	Issue of Rights and Legend on Share Certificates	13
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	~~12~~13
2.3	Adjustments to Exercise Price; Number of Rights	~~14~~15
2.4	Date on Which Exercise is Effective	~~17~~18
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	19
2.6	Registration, Transfer and Exchange	19
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	19
2.8	Persons Deemed Owners of Rights	~~19~~20
2.9	Delivery and Cancellation of Certificates	~~19~~20
2.10	Agreement of Rights Holders	~~19~~20
2.11	Rights Certificate Holder Not Deemed a Shareholder	~~20~~21
2.12	Global Share Certificate and Book Entry System	~~20~~21

Article 3 ADJUSTMENTS TO THE RIGHTS		22
3.1	Flip-in Event	22

Article 4 THE RIGHTS AGENT		23
4.1	General	23
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	~~22~~23
4.3	Duties of Rights Agent	24
4.4	Change of Rights Agent	25

Article 5 MISCELLANEOUS		~~24~~25
5.1	Redemption and Waiver	~~24~~25
5.2	Expiration	27
5.3	Issuance of New Rights Certificates	27
5.4	Supplements and Amendments	27
5.5	Fractional Rights and Fractional Shares	~~27~~28
5.6	Rights of Action	29
5.7	Regulatory Approvals	29
5.8	Declaration as to Non-Canadian or Non-U.S. Holders	29
5.9	Notices	29
5.10	Costs of Enforcement	30
5.11	Successors	30
5.12	Benefits of this Agreement	30
5.13	Governing Law	~~29~~30
5.14	Severability	~~29~~30
5.15	~~Coming Into Effect~~Effective Date	30
5.16	Reconfirmation	31
5.17	Determinations and Actions by the Directors	31
5.18	Time of the Essence	31
5.19	Execution in Counterparts	~~30~~31

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT ~~dated~~made as of July 9, 2009 and amended and restated as of January 19, 2010 and May 29, 2018 between Advantage Oil & Gas Ltd., a corporation incorporated under the laws of the Province of Alberta (the "Corporation" or "AOG"), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent");

RECITALS:

WHEREAS:

A.	~~Advantage Oil & Gas Ltd. (~~On July 9, 2009 the ~~"Corporation" or "AOG")~~Corporation and the Rights Agent entered into a shareholder protection rights plan agreement made as of July 9, 2009, which was amended and restated on January 10, 2010 (the "Existing Rights Plan");

B.	The Existing Rights Plan was reconfirmed by Shareholders (as defined below) at the annual meetings of the Shareholders held in each of 2012 and 2015 and was effective until the termination of the annual meeting of Shareholders to be held in 2018;

C.	AOG has determined that it is advisable to ~~adopt a shareholder rights plan~~amend and restate the Existing Rights Plan to reflect certain amendments under Applicable Securities Laws (as defined below) and certain governance practices and recommendations, and to ensure, to the extent possible, that all Shareholders ~~(as defined below)~~ are treated fairly in connection with any take-over bid for the Shares and to ensure that the Directors are provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize Shareholder value;

~~B~~D.	Each Right entitles a Shareholder, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

~~C~~E.	The Rights Agent is appointed to act on behalf of the Corporation and the holders of the Rights and the Rights Agent is willing to so act in connection with the issuance, transfer and exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein; and

~~D.~~	~~The Unitholders of Advantage Energy Income Fund (the "Fund") who, pursuant to the Plan of Arrangement, became Shareholders on July 9, 2009 upon the Plan of Arrangement becoming effective, ratified and confirmed this Agreement at a meeting of Unitholders as set forth herein; and~~

~~E~~F.	This Agreement shall remain in place for the period specified herein, subject to the Agreement being ~~ratified and confirmed~~approved by the Shareholders as herein provided and thereafter reconfirmed by the Shareholders every three years in the manner set forth herein.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

Article 1
INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, including the recitals hereto, the following terms have the meanings indicated:

(a)	"Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Shares provided, however, that the term "Acquiring Person " shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Shares as a result of one or any combination of (A) a Convertible Security Acquisition, (B) an Exempt Acquisition, (C) a Permitted Bid Acquisition, (D) a Pro Rata Acquisition, or (E) a Share Reduction; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person's Beneficial Ownership of Shares thereafter increases by more than 1.0% of the number of Shares outstanding (other than pursuant to one or any combination of an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Share Reduction), then as of the date such Person becomes the Beneficial Owner of such additional Shares, such Person shall become an "Acquiring Person";

(iii)	for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Shares as a result of such Person becoming disqualified from relying on ~~Clause~~Subsection 1.1(~~g~~h)(v) solely because such Person or the Beneficial Owner of such Shares is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person is making or has announced an intention to make a Take-over Bid;

(iv)	a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Shares determined as at the close of business on the Effective Date; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Effective Date, become the Beneficial Owner of more than 1.0% of the number of Shares then outstanding in addition to those Shares already held by such Person (other than through any one or any combination of a Convertible Security Acquisition, an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition, or a Share Reduction); or

(v)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Shares in connection with a distribution of securities of the Corporation;

(b)	"Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	"Agreement" means this Shareholder Rights Plan Agreement dated as of July 9, 2009, between the Corporation and the Rights Agent, as amended and restated on each of January 19, 2010 and May 29, 2018 and as the same may be further amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)	"annual cash distributions" means cash distributions or dividends paid in any fiscal year of the Corporation to the extent that such cash distributions or dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash distributions or dividends declared payable by the Corporation (including any predecessor thereto) on the Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash distributions or dividends declared payable by the Corporation (including any predecessor thereto) on the Shares in its three immediately preceding fiscal years; and

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(iii)	150% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(e)	"AOG" or the "Corporation" means Advantage Oil & Gas Ltd., a corporation incorporated under the laws of the Province of Alberta;

(f)	"Applicable Securities Laws" means, collectively, all applicable securities laws of each applicable province, state or federal jurisdiction and the respective rules, regulations, policies, instruments, rulings and orders thereunder, including, for greater certainty, the Securities Act (Alberta), NI 62-104, the 1933 Securities Act and the 1934 Exchange Act;

(g)	"Associate" means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person if that relative has the same residence as that Person;

(h)	~~(g)~~A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own",

(i)	any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion exercise or exchange or purchase of a right attaching to a Convertible Security, other security, warrant or option (other than the Rights) to purchase a Share; or

(iii)	any securities which are Beneficially Owned within the meaning of ~~Clauses~~Subsections 1.1(~~g~~h)(i) and (ii) by any other Person with whom such Person, or any of such Person's Affiliates, is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(iv)	where such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v)	where such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security, provided that:

(A)	the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer appropriately registered under applicable law;

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(B)	such Person is (1) the manager or trustee (the "Fund Manager") of a mutual fund (a "Mutual Fund") that is registered or qualified to issue its securities to investors under ~~the securities laws of any province of Canada or the securities laws of the United States~~Applicable Securities Laws and such security is held in the ordinary course of business in the performance of the Corporation Manager s duties with respect to the Mutual Fund, or (2) a Mutual Fund;

(C)	such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(D)	such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(E)	such Person (the "Plan Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan"), or is a Plan, registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof, or

(F)	such Person (the "Crown Agent") is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Corporation Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Plan Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Shares or other securities (x) pursuant to a distribution by the Corporation, (y) by means of a Permitted Bid or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)	where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(vii)	where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Plan Administrator; or

(viii)	where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(i)	~~(h)~~"Board" means the board of directors of AOG;

(j)	~~(i)~~"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

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(k)	~~(j)~~"Canadian Dollar Equivalent" of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(l)	~~(k)~~"Canadian - U.S. Exchange Rate" means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(m)	~~(l)~~"close of business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Shares (or, after the Separation Time, the principal transfer office in Calgary of the Rights) is closed to the public; provided that, for the purposes of the definitions of "Competing Permitted Bid" and "Permitted Bid", "close of business" on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time at the place of deposit) on the next succeeding Business Day);

(n)	~~(m)~~"Competing Permitted Bid" means a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Paragraph 1.1(~~jj~~ll)(ii)(A) of the definition of a Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on ~~a~~the date that is no earlier than the ~~later of (A) the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and (B) 35 days~~date which is the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to Applicable Securities Laws after the date of the Take-over Bid constituting the Competing Permitted Bid, provided, however, that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(o)	~~(n)~~"controlled" a corporation is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)	securities entitled to vote in the election of directors carrying more than 50 per cent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

"controls" and "under common control with" shall be interpreted accordingly;

(p)	~~(o)~~"Convertible Security" shall mean a security convertible, exercisable or exchangeable into a Share and a "Convertible Security Acquisition" shall mean an acquisition by a Person of Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(q)	~~(p)~~"Co-Rights Agents" has the meaning ascribed thereto in Subsection 4.1(a);

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(r)	~~(q)~~"Directors" mean the directors of the Board;

(s)	~~(r)~~"Disposition Date" has the meaning ascribed thereto in Subsection 5.1(h);

(t)	~~(s)~~"Effective Date" means ~~the later of~~ July 9, 2009 ~~and the date of the Plan of Arrangement becomes effective~~;

(u)	~~(t)~~"Election to Exercise" has the meaning ascribed thereto in ~~Clause~~Subsection 2.2(d)(ii);

(v)	~~(u)~~"Exempt Acquisition" means a Share acquisition :

(i)	in respect of which the Directors have waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or 5.1(h); or

(ii)	pursuant to an amalgamation, merger, plan of arrangement or other statutory procedure having similar effect which has been approved, and/or the issuance of securities of the Corporation pursuant to such amalgamation, merger, plan of arrangement or other statutory procedure which has been approved, by the Board and by the holders of Shares by the requisite majority or majorities of the holders of Shares at a meeting of such holders duly called and held for such purpose in accordance with the provisions of Business Corporations Act (Alberta), the by laws of the Corporation and any other applicable legal requirements;

(w)	~~(v)~~"Exercise Price" means, as of any date, the price at which a holder of Rights may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $100;

(x)	~~(w)~~"Expansion Factor" has the meaning ascribed thereto in ~~Clause~~Subsection 2.3(a)(x);

(y)	~~(x)~~"Expiration Time" means the close of business on the date of termination of this Agreement pursuant to Section 5.16 ~~or, if this Agreement is reconfirmed pursuant to Section 5.16, the close of business on the tenth anniversary following the Effective Date~~;

(z)	~~(y)~~"Flip-in Event" means a transaction or other event in or pursuant to which any Person becomes an Acquiring Person;

(aa)	~~(z)~~"holder" in respect of the Rights has the meaning ascribed thereto in Section 2.8;

(bb)	~~(aa)~~"Independent Shareholders" means Shareholders, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who, by virtue of ~~Clause~~Subsection 1.1(~~g~~h)(v), is not deemed to Beneficially Own the Shares held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)	any employee benefit plan, ~~unit~~ option plan, deferred profit sharing plan, securities participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary unless the beneficiaries of the plan or trust direct the manner in which the Shares are to be voted or withheld from voting or direct whether the Shares are to be tendered to a Take-over Bid;

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(cc)	~~(bb)~~"Lock-Up Agreement" means an agreement between a Person and one or more Shareholders (each a "Locked-up Person") the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into forthwith and in any event not later than the date following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Shares to a Take-over Bid (the "Lock-up Bid") to be made or made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in ~~Clause~~Subsection (iii) of the definition of Beneficial Owner and which provides:

(i)	that any agreement to deposit or tender to, or to not withdraw Shares from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Shares to another Take-over Bid or support another transaction:

(A)	where the price or value per Share offered under such other Take-over Bid or transaction is higher than the price or value per Share offered under the Lock-up Agreement; or

(B)	if:

(I)	the price or value per Share offered under the other Take-over Bid or transaction exceeds the price or value per Share offered or proposed to be offered under the Lock-up Bid by an amount that is equal to or greater than the lesser of (x) any amount specified in the agreement and (y) 7%; or

(II)	the number of Shares to be purchased under the other Take-over Bid or transaction exceeds the number of Shares offered to be purchased under the Lock-up Bid by an amount that is equal to or greater than the lesser of (x) any amount specified in the agreement and (y) 7%, at a price or value per Share, as applicable, that is not less than the price or value per Share offered under the Lock-up Bid;

and the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Shares during the period of the other Take-over Bid or transaction; and

(ii)	no "break-up " fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Shares to the Lock-up Bid or withdraw Shares previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

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(dd)	~~(cc)~~"Market Price" per security of any securities on any date of determination means the average of the daily closing prices per security of the securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be:

(i)	the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and ~~asked~~ask prices for each of the securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which the securities are listed or admitted to trading;

(ii)	if for any reason none of such prices are available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and ~~asked~~ask prices for each of the securities as reported by the principal national United States securities exchange (as determined by volume of trading) on which the securities are listed or admitted to trading;

(iii)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ~~asked~~ask prices for each of the securities in the over-the-counter market, as quoted by any recognized reporting system then in use; or

(iv)	if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any reporting system, the average of the closing bid and ~~asked~~ask prices as furnished by a recognized professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices is available on such day, the closing price per security of the securities on such date means the fair value per security of the securities on such date as determined by an internationally recognized investment dealer or investment banker; provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof has caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on that date at the Canadian Dollar Equivalent thereof;

(ee)	~~(dd)~~"1933 Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ff)	~~(ee)~~"1934 Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(gg)	~~(ff)~~"NI 62-104" shall mean National Instrument 62-104 - Take-Over Bids and Issuer Bids, as amended, and any comparable or successor instruments thereto;

(hh)	"Nominee" has the meaning ascribed thereto in Subsection 2.2(c);

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(ii)	~~(gg)~~"Offer to Acquire" includes:

(i)	an offer to purchase or a solicitation of an offer to sell Shares; and

(ii)	an acceptance of an offer to sell Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(jj)	~~(hh)~~"Offeror" means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Competing Permitted Bid, an Exempt Acquisition or a Permitted Bid;

(kk)	~~(ii)~~"Offeror's Shares" means Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(ll)	~~(jj)~~"Permitted Bid" means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all Shareholders, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Shares will be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the close of business on the ~~date which is not less than 60 days~~105th day following the date of the Take-over Bid or such shorter minimum deposit period that a Take-over Bid (which is not exempt from the general take-over bid requirements under Applicable Securities Laws (including, for greater certainty, Part 2 of NI 62-104)) must remain open for deposits of securities thereunder, in the applicable circumstances as such time, pursuant to Applicable Securities Laws; and

(B)	only if at the close of business on such date more than 50% of the Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Paragraph 1.1(~~jj~~ll)(ii)(A) and that any Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Paragraph 1.1(~~jj~~ll)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Shares for not less than ten Business Days from the date of such public announcement;

provided, however, that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided further that, at such time, any acquisition of Shares made pursuant to such Permitted Bid, including any acquisition of Shares theretofore made, will cease to be a Permitted Bid Acquisition. For purposes of this Agreement if a Take-over Bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also include a Competing Permitted Bid;

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(mm)	~~(kk)~~"Permitted Bid Acquisition" means an acquisition of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid; provided, however, that if a Take-over Bid that qualified as a Permitted Bid when made ceases to be a Permitted Bid because it ceases to meet any or all of the requirements set forth in Subsection 1.1(ll) above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition;

(nn)	~~(ll)~~"Person" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other similar entity;

~~(mm)~~	~~"Plan of Arrangement" means the plan of arrangement among the Fund, AOG and the Unitholders pursuant to which the Fund was converted to a corporation;~~

(oo)	~~(nn)~~"Pro Rata Acquisition" means an acquisition of Shares by a Person pursuant to:

(i)	a Share distribution, Share split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Shares on the same pro rata basis as all other Shareholders;

(ii)	the acquisition or the exercise by the Person of only those rights to purchase Shares distributed to that Person in the course of a distribution (other than Rights) to all Shareholders pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Shares than the Person's percentage of Shares Beneficially Owned immediately prior to such acquisition or exercise; or

(iii)	a distribution of Shares, or Convertible Securities (and the conversion or exchange of such Convertible Securities), made pursuant to a prospectus or by way of a private placement or securities exchange take-over bid, provided that the Person does not thereby acquire a greater percentage of such Shares, or Convertible Securities, so offered than the Person's percentage of Shares Beneficially Owned immediately prior to such acquisition;

(pp)	~~(oo)~~"Record Time" means 4:00 p.m. (Calgary Time) on the Effective Date;

(qq)	~~(pp)~~"Right" means a right to purchase a Share upon the terms and subject to the conditions set forth in this Agreement;

(rr)	~~(qq)~~"Rights Certificate" means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(ss)	~~(rr)~~"Rights Register" and "Rights Registrar" have the meanings ascribed thereto in Subsection 2.6(a);

(tt)	~~(ss)~~"Securities Act (Alberta)" means the Securities Act, R.S.A. 2000, c. S.4, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

~~(tt)~~	~~"Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c. S.5, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;~~

(uu)	"Separation Time" means the close of business on the tenth Trading Day after the earlier of:

(i)	the Share Acquisition Date;

(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later time as may be determined by the Directors, provided that, if any Take-over Bid referred to in this ~~Clause~~Subsection (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

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(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

(vv)	"Shareholder" means at any time in respect of the Shares or any other securities of the Corporation entitled to vote generally in the election of all Directors, the Person shown at that time on the register of holders of Shares or such other securities maintained by the transfer agent for the Corporation on behalf of the Corporation;

(ww)	"Shares" means the common shares of the Corporation and any other securities of the Corporation entitled to vote generally in the election of all Directors;

(xx)	"Share Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to ~~(i) Section 5.2 of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the securities regulatory authorities in all jurisdictions of Canada except Ontario; (ii) the equivalent provisions of the~~the early warning or equivalent requirements of Applicable Securities ~~Act (Ontario); or (iii) Section 13(d) of the 1934 Exchange Act~~Laws) by the Corporation or an Acquiring Person that an Acquiring Person has become such;

(yy)	"Share Reduction" means an acquisition or redemption by the Corporation of Shares which, by reducing the number of Shares outstanding, increases the proportionate number of Shares Beneficially Owned by any Person to 20% or more of the Shares then outstanding;

(zz)	"Subsidiary"~~:~~ means a Person is a Subsidiary of another Person if it is controlled by:

(i)	the Corporation or that other Person; or

(ii)	that other Person and one or more Person, each of which is controlled by that other Person; or

(iii)	two or more Persons each of which is controlled by that other Person; or

(iv)	it is a Subsidiary of a Person that is that other Person s Subsidiary;

(aaa)	"Take-over Bid" means an Offer to Acquire Shares, or Convertible Securities if, assuming that the Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Shares (including Shares that may be acquired upon conversion exercise or exchange of Convertible Securities) together with the Offeror's Shares, constitute in the aggregate 20% or more of the outstanding Shares at the date of the Offer to Acquire;

(bbb)	"Trading Day", when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

~~(ccc)~~	~~"Unitholders" means at any time the holders of Units as shown on the register of holders of Units maintained by the transfer agent for the Fund on behalf of the Fund;~~

~~(ddd)~~	~~"Units" means the trust units of the Fund;~~

(ccc)	~~(eee)~~"U.S. Canadian Exchange Rate" means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

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(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Directors from time to time acting in good faith; and

(ddd)	~~(fff)~~"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of the amount determined by multiplying the amount by the Canadian-U.S. Exchange Rate in effect on such date.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Subsections, ~~Clauses,~~ Paragraphs~~, Subparagraphs~~ or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Shares

For purposes of this Agreement, the percentage of Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A =	the number of votes on matters subject to approval by holders generally attaching to the Shares Beneficially Owned by such Person; and

B =	the number of votes for the election of all Directors generally attaching to all outstanding Shares.

Where any Person is deemed to Beneficially Own unissued Shares, such Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Shares Beneficially Owned by such Person.

1.5	Acting Jointly or in Concert

For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, written or unwritten, with the first Person or any Affiliate thereof, acquires or offers to acquire Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the ~~Canadian Institute of~~ Chartered Professional Accountants of Canada, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

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Article 2
THE RIGHTS

2.1	Issue of Rights and Legend on Share Certificates

(a)	One Right shall be issued on the Effective Date in respect of each Share issued or deemed issued at the Record Time and one Right shall be issued in respect of each Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b)	Certificates representing Shares which are issued at and after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Agreement below), this certificate also evidences the holder's rights described in an Amended and Restated Shareholder Rights Plan Agreement ~~dated~~made as of July 9, 2009 and amended and restated as of January 19, 2010 and May 29, 2018 (the "Agreement") between Advantage Oil & Gas Ltd. and Computershare Trust Company of Canada, the terms of which are incorporated herein and a copy of which is available on demand without charge. Under certain circumstances set out in the Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Share for the Exercise Price (and the Exercise Price and number of Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each Shareholder of record as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)	a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may, from time to time, be listed or traded, or to conform to usage; and

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(y)	a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with ~~Clause~~Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in ~~Clause~~Subsection 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent certificates representing the number of such Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Shares in accordance with Subsection 5.5(b);

(iii)	after receipt of the certificates referred to in ~~Clause~~Subsection 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in ~~Clause~~Subsection 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	tender to the Corporation all payments received on exercise of Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

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(g)	The Corporation covenants and agrees that it will:

(i)	take all such commercially reasonable action as may be necessary and within its power to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)	take all such commercially reasonable action as may be necessary and within its power to comply with the requirements of ~~the Securities Act (Alberta), the securities laws or comparable legislation of each of the provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act and the rules and regulations thereunder~~Applicable Securities Laws and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

(iii)	use commercially reasonable efforts to cause all Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Shares were traded immediately prior to the Share Acquisition Date;

(iv)	pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any Rights or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)	after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the Effective Date and prior to the Expiration Time:

(i)	declare or pay a distribution on Shares payable in Shares (or Convertible Securities) other than pursuant to any optional securities distribution program;

(ii)	subdivide or change the then outstanding Shares into a greater number of Shares;

(iii)	consolidate or change the then outstanding Shares into a smaller number of Shares; or

(iv)	issue any Shares ~~or other capital unit of the Corporation~~ (or other Convertible Securities) in respect of, in lieu of or in exchange for existing Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

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If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Shares (or other securities) (the "Expansion Factor") that a Shareholder of one Share immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Share (or other securities) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any securities other than Shares in a transaction of a type described in ~~Clause~~Subsection 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a) hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Subsection 3.1(a) hereof. Adjustments pursuant to Subsection 2.3(a) shall be made successively, whenever an event referred to in Subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Share.

(b)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all Shareholders entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Shares (or Convertible Securities) at a price per Share (or, if a Convertible Security, having a conversion, exchange or exercise price, including the price required to be paid to purchase such Convertible Security per Share) less than the Market Price per Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Shares outstanding on such record date, plus the number of Shares that the aggregate offering price of the total number of Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Share; and

(ii)	the denominator of which shall be the number of Shares outstanding on such record date, plus the number of additional Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

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In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Shares (or Convertible Securities) actually issued upon the conversion exercise or exchange of such Convertible Securities or upon exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Shares (whether from treasury or otherwise) pursuant to any employee benefit, Share option, Share purchase or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Shares is either (i) at a price per Share of not less than 95% of the current market price per Share (determined as provided in such plans) of the Shares; or (ii) limited to trustees, directors, officers, employees or consultants of or to the Corporation or its Subsidiaries and is part of the Corporation's regular compensation practices.

(c)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all Shareholders (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash distribution or a distribution referred to in Section 2.3(a)(i), but including any distribution payable in other securities of the Corporation other than Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Share on such record date, less the fair market value (as determined in good faith by the Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per Share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a security. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Time.

(e)	In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue securities (other than Shares), or rights, options or warrants to subscribe for or purchase any such securities, or Convertible Securities for any such securities, in a transaction referred to in ~~Clause~~Subsection 2.3(a)(i) or (a)(iv), if the Directors acting in good faith determine that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) such adjustments, rather than the adjustment contemplated by Subsections 2.3(a), (b) and (c) shall be made. The Corporation and the Rights Agent, with prior approval of holders given in accordance with the provisions of Section 5.4 shall have authority to amend this Agreement as appropriate to provide for such adjustments.

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(f)	Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Share and the number of Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Shares or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board determine to be advisable, in order that any:

(i)	consolidation or subdivision of Shares;

(ii)	issuance (wholly or in part for cash) of Shares or Convertible Securities;

(iii)	Share distributions;

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to its Shareholders, shall not be taxable to such Shareholders.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the Shareholder of record of the Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder of Rights hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Share transfer books of the Corporation are closed, such Person shall be deemed to have become the Shareholder of record of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Share transfer books of the Corporation are open.

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2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Corporation by any two of the Directors, the Chief Executive Officer of the Administrator, and Chief Financial Officer of the Administrator. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)	Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

(a)	After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided, and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder of such Rights or the designated transferee or transferees, as required pursuant to such holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer satisfactory in form to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

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(ii)	such surety bond as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the destroyed, lost or stolen Rights Certificate.

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Shares).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

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(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Right Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional Shares or other securities upon exercise of a Right (except as provided herein);

(f)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Shares and upon the sole authority of the Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

(g)	notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever a Shareholder or a holder of any Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a Shareholder or any other securities of the Corporation or any right to vote at any meeting of Shareholders whether for the election of trustees or Directors or otherwise or upon any matter submitted to Shareholders or any other securities of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any Shareholder or any other securities of the Corporation except as expressly provided herein, or to receive distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

2.12	Global Share Certificate and Book Entry System

(a)	Notwithstanding any of the provisions of this Agreement, until the Directors otherwise determine in writing and provide notice thereof to the Rights Agent, the Rights to be issued hereunder to Shareholders will be made through the book entry system representing the number of Rights so issued. Share or associated Rights represented by the book entry system will not entitle the Shareholder to a certificate or other instrument from the Corporation, transfer agent or Rights Agent to evidence the ownership thereof. New Shares issued as a result of the exercise of any Right will also be represented through the book entry system in all circumstances.

(b)	For as long as Rights are held through The Canadian Depository for Securities Limited ( CDS ), any notice or other communication that is required to be given to holders of Rights, the Corporation and the Rights Agent will give all such notices and communications through CDS. The Rights of a holder whose Rights are held through CDS shall be exercised only through CDS.

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Article 3
ADJUSTMENTS TO THE RIGHTS

3.1	Flip-in Event

(a)	Subject to Subsection 3.1(b) and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Directors have determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding ~~Clause~~Subsection 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)	From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of ~~the Securities Act (Alberta) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof~~Applicable Securities Laws in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either ~~Clause~~Subsection 3.1(b)(i) or (b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

~~(e)~~       The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder of Rights fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

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Article 4
THE RIGHTS AGENT

4.1	General

(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and the Co-Rights Agents shall be as the Corporation may determine, with the approval of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold such persons harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)	Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, the successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if, at that time, any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

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4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent, at the expense of the Corporation, may consult with and retain legal counsel (who may be legal counsel for the Corporation) and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)	whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) is deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be a Trustee, the President and Chief Executive Officer of the Administrator, a Vice-President of the Administrator, the Chief Financial Officer of the Administrator, the Corporate Secretary of the Corporation or the Administrator and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)	the Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it deemed by any act hereunder to make any representation or warranty as to the authorization of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)	the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be a Trustee, the Chief Executive Officer or the Chief Financial Officer of the Administrator and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

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(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after removal or after it has been notified in writing of the resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation, the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Corporation), may apply to a court of competent jurisdiction for the appointment of a new Rights Agent, at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Provinces of Alberta and Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

Article 5
MISCELLANEOUS

5.1	Redemption and Waiver

(a)	The Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of record of Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Directors waive the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of record of Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

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(b)	Subject to the prior consent of the holders of the Shares or the Rights as set forth in Subsection 5.4(b) or 5.4(c), the Directors acting in good faith may, at their option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(c)	Where, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(a), a Person acquires outstanding Shares, other than Shares Beneficially Owned by such Person at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition under Subsection 5.1(a), then the Directors shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsection 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d)	Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)	If the Directors are deemed under Subsection 5.1(c) to have elected, or elect under either of Subsection 5.1(b) or 5.1(d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)	Within 10 days after the Directors are deemed under Subsection 5.1(c) to have elected, or elect under Subsection 5.1(b) or 5.1(d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Shares. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)	Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each Shareholder as of the Separation Time had not been mailed to each such Shareholder, and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to the outstanding Shares, subject to and in accordance with the provisions of this Agreement.

(h)	The Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Directors have determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Directors or such earlier or later date as the Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Shares so that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(i)	The Directors may, prior to the close of business on the tenth Trading Day following a Share Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such other date as the Directors may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(i) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement such Flip-in Event shall be deemed not to have occurred.

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(j)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Directors under this Section 5.1.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsections 4.1(a) and (b) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)	Without the approval of any holders of Shares or Rights, AOG may make amendments or supplements to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. ~~In addition, without approval of any holders of Shares or Rights, AOG may, prior to the date of the initial meeting of Shareholders to confirm this Agreement as contemplated by Section 5.16 hereof, amend, vary, delete, rescind or supplement any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of holders of Rights generally) without the approval of any holders of Rights or Shares in order to make any changes which the Board acting in good faith, may deem necessary or desirable.~~ Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such change, supplement or amendment.

(b)	~~After this Agreement has been initially confirmed by Shareholders as contemplated by Section 5.16 hereof, subject~~Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of ~~Trust~~ Shares obtained as set forth below, at any time before the Separation Time, amend, vary, delete, rescind or supplement any of the provisions of this Agreement and the Rights ~~(whether or not such action would materially adversely affect the interests of the holders of Rights generally).~~ Such consent shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at and entitled to be voted at a meeting of the Shareholders duly called and held in compliance with applicable laws.

(c)	~~After this Agreement has been initially confirmed by Shareholders as contemplated by Section 5.16 hereof, the~~The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time amend, vary, delete, rescind or supplement any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

(d)	Any approval or consent of the holders of Rights shall be deemed to have been given if the action requiring such approval or consent is authorized by the affirmative votes of the holders of Rights present or represented and entitled to vote at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the ~~trust indenture governing~~ the Corporation's by-laws and the Business Corporations Act (Alberta) with respect to meetings of Shareholders, modified appropriately.

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(e)	Any amendments or supplements made by the Corporation to this Agreement pursuant to subsection 5.4(a), ~~after this Agreement has been initially confirmed by Shareholders as contemplated by Section 5.16, hereof~~ which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder, shall:

(i)	if made before the Separation Time, be submitted to the Shareholders at the next meeting of Shareholders and the Shareholders may, by the majority referred to in subsection 5.4(b) confirm or reject such amendment; and

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of Shareholders and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d) confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the Shareholders or the holders of Rights or is not submitted to the Shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the Shareholders or holders of Rights as the case may be.

(f)	The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or rescission to this Agreement and/or the Rights as referred to in this Section 5.4 within five days of effecting such amendment, variation or rescission.

5.5	Fractional Rights and Fractional Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)	The Corporation shall not be required to issue fractions of Shares upon exercise of Rights or to distribute certificates which evidence fractional Shares. In lieu of issuing fractional Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one whole Share that the fraction of a Share that would otherwise be issuable upon the exercise of such Right is of one whole Share at the date of such exercise.

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5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange shall be obtained, in relation to the issuance of Shares upon the exercise of Rights under Subsection 2.2(d).

5.8	Declaration as to Non-Canadian or Non-U.S. Holders

If in the opinion of the Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with ~~the securities laws or comparable legislation~~Applicable Securities Laws of a jurisdiction outside Canada, the Directors acting in good faith shall take such actions as they may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9	Notices

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Advantage Oil & Gas Ltd.

~~700, 400~~300, 440 – ~~3rd~~ 2nd Avenue ~~SW~~S.W.

~~Millennium Tower~~

Calgary, Alberta T2P ~~4H2~~ 5E9

Attention:	Chief Financial Officer
Fax No.	(403) 718-~~8300~~8332

(b)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Trust Company of Canada

600, 530 - 8th Avenue S.W.

Calgary, Alberta T2P 3S8

Attention:	General Manager, Client Services
Fax No.:	(403) 267-6529

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(c)	Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	~~Coming Into Effect~~Effective Date

~~This~~Notwithstanding its amendment and restatement as of the date hereof, this Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date.

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5.16	Reconfirmation

~~This Agreement must be confirmed by the Unitholders or Shareholders (as the case may be), at the meeting of Unitholders or Shareholders (as the case my be), within six months of the approval of this Agreement by the Board~~Assuming this Agreement is approved and ~~thereafter~~confirmed by a resolution passed by Shareholders at a meeting of Shareholders by the majority referred to in Subsection 5.4(b), if this Agreement is not subsequently reconfirmed by a resolution passed by holders of the Shares by the majority referred to in the last sentence of Subsection 5.4(b) at every third annual meeting of the Corporation~~. If the~~ following such meeting of Shareholders, or if this Agreement ~~is not so confirmed or reconfirmed or~~ is not presented for ~~confirmation or~~ reconfirmation by Shareholders prior to such dates, as the case may be, ~~at such meetings of Shareholders, the~~this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and ~~from~~after the date of termination of such applicable meeting of ~~holders~~Shareholders; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to ~~Subsection~~Section 5.1~~(a) or 5.1(h)~~ hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17	Determinations and Actions by the Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Directors, in good faith, for the purposes hereof shall not subject the Directors or any trustee or director of any Subsidiary of the Corporation to any liability to the holders of the Rights.

5.18	Time of the Essence

Time shall be of the essence in this Agreement.

5.19	Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ADVANTAGE OIL & GAS LTD.

Per:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signatory

Per:
Authorized Signatory

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ATTACHMENT 1

ADVANTAGE OIL & GAS LTD.
SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. ____________________	Rights ________________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that _________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Rights Plan Agreement, ~~dated~~made as of July 9, 2009 and as amended and restated as of January ~~19, 2010~~10, 2010 and May 29, 2018, as the same may be amended or supplemented from time to time (the "Shareholder Rights Agreement"), between Advantage Oil & Gas Ltd., ~~an open-ended trust created~~a corporation incorporated under the laws of the Province of Alberta (the "~~Fund~~Corporation") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid Share of the Corporation (a "Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Toronto and Calgary. The Exercise Price shall initially be $100.00 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights

Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

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No fractional Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a Shareholder of the Corporation or any right to vote for the election of trustees or directors or upon any matter submitted to Shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting Shareholders (except as provided in the Shareholder Rights Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the attorney of the Corporation.

Date:

ADVANTAGE OIL & GAS LTD.

Per:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signatory

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FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ______________________________ hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint , as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated: ________________________

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature(s) Guaranteed: Medallion Guarantee Stamp
The signature(s) should be guaranteed by an eligible guarantor institution (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions) with membership in an approved signature guarantee medallion, pursuant to S.E.C. Rule 17Ad-15.

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate)

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FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.) TO:

The undersigned hereby irrevocably elects to exercise whole Rights represented by the attached Rights Certificate to purchase the Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this rights certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature(s) Guaranteed: Medallion Guarantee Stamp
The signature(s) should be guaranteed by an eligible guarantor institution (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions) with membership in an approved signature guarantee medallion, pursuant to S.E.C. Rule 17Ad-15.

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CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

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